
Airgas®
DELIVERING
ANNUAL REPORT
2011

"THERE HAS NEVER BEEN A COMPANY WITH AN OPERATING MODEL AND CULTURE LIKE OURS. AIRGAS STANDS APART."

– PETER McCAUSLAND,
CHIEF EXECUTIVE OFFICER


Airgas

Soon after founding Airgas nearly 30 years ago, we realized that, to be successful in the packaged gas business, we needed to meet the needs of customers of all sizes in many different industries.

We have been DELIVERING – and expanding – on that vision ever since. Through acquisitions, new product offerings and expansion into all phases of the gas delivery spectrum, we have grown to become the largest packaged gas business in the world – with service capabilities that meet the needs of the smallest local customers to the largest strategic accounts. Our unique operating model propelled us to another strong year in fiscal 2011 and continues to make Airgas a great investment going forward.

FOR THE PAST 25 YEARS, AIRGAS HAS BEEN DELIVERING SHAREHOLDER RETURNS THAT ARE AMONG THE BEST IN THE S&P 500.




7000%
6000%
5000%
4000%
3000%
2000%
1000%
-0%
'86
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11

Total Return to Shareholders calculated as share price (split-adjusted) plus dividends reinvested.

- Airgas
- S&P 500
- Russell 2000

Since Airgas went public in 1986, our shareholders have enjoyed a 19 percent average annual return on their investment in our company. That puts us in the top three percent of all S&P 500 companies during that time frame, and speaks to the value-creating power of the Airgas platform.

When times are good, we grow with the economy as customers come to us for the gases, hardgoods and safety products they need for their manufacturing or construction projects, biopharmaceutical research, food processing and energy generation. And during industrial and general economic downturns, Airgas is a port in the storm because we offer essential products to a diversified customer base, run an efficient operation, stay true to our strategic vision, and generate strong cash flow.

From April 2008 to March 2011 – dates that included the global economic collapse – Airgas delivered an average 15 percent annual shareholder return, more than six times that of the S&P 500. Now, with a broad-based recovery underway, we are ready to reap the benefits of recent investments in our company infrastructure and generate even more value for Airgas shareholders.

AIRGAS IS DELIVERING TO MORE CUSTOMERS AND ESTABLISHING A GREATER PRESENCE THAN EVER BEFORE.

U.S. Packaged Gases and Welding Hardgoods Market



2001
($8B)
Airgas
15%
OTHER PRODUCERS AND SUPER REGIONAL DISTRIBUTORS
INDEPENDENTS 52%
2011
($13B)
25%
INDEPENDENTS 50%
PRAXAIR
MATHESON
AIR LIQUIDE
LINDE

AIRGAS LOCATIONS

AIRGAS ASSOCIATES

AIRGAS CYLINDERS

In the past 10 years, the packaged gas and hardgoods industry has grown by more than 60 percent and our share of the industry is greater than ever. With $4.3 billion in revenues, Airgas is the largest packaged gas business in the world and with our combined businesses we are the sixth largest industrial gas company in the world.

There are approximately 1,100 Airgas locations across the U.S., including walk-in stores, cylinder fill plants, air separation units, specialty gas labs, hardgoods distribution centers, and acetylene, liquid carbon dioxide and nitrous oxide production sites. We also have more than 10 million cylinders and a fleet of 5,000 trucks.

This large footprint has enabled us to establish an extremely strong market presence. Airgas is the leading provider of packaged gases in the U.S. We are also a major producer and supplier of bulk argon, nitrogen, oxygen, liquid carbon dioxide, and nitrous oxide, as well as dry ice. And, we're a leading supplier of refrigerants, welding hardgoods, safety supplies, and rental welders. We are growing, and more than a million customers know that Airgas has what it takes to meet their needs.

OUR 14,000 EXPERIENCED AND ENTREPRENEURIAL AIRGAS ASSOCIATES HAVE AN UNMATCHED TRACK RECORD OF DELIVERING VALUE TO CUSTOMERS.

Airgas Associates' Years of Service


= 35 EMPLOYEES
UP TO 2 YEARS
2-10 YEARS
MORE THAN 10 YEARS
OPERATIONS
SALES
DRIVERS
ADMINISTRATION

Airgas associates know their stuff. Our place as the industry leader helps us attract the best associates, and our entrepreneurial work environment then brings out their best. At Airgas, we work hard to maintain an environment where associates grow professionally and personally.

People who join Airgas stay with the company – and stay committed to finding better ways to solve customer challenges. In fiscal 2011, associates completed nearly 107,000 individual training sessions at Airgas University, with courses covering everything from safety and compliance to products and applications to customer service. And more courses are being added all the time.

The number of specialists is also increasing rapidly. Today, more than 25 percent of our sales force are specialists in a product, process or industry. Whether it's safety products, welding processes, the construction market, or bulk gas applications, these Airgas associates have a deep level of expertise that makes them a valued and trusted resource for customers.

WE HAVE BEEN CONSISTENTLY DELIVERING INCREASED SALES AND EARNINGS FOR THE BENEFIT OF OUR SHAREHOLDERS – AND ARE POSITIONED TO DELIVER AGAIN IN 2012.

Annual Sales and Earnings 2001–2011

Compound Annual Growth Rates 2001–2011
Sales = 11%
Adjusted EBITDA* = 15%
Adjusted Diluted EPS* = 20%


Sales (in millions)
Adjusted Diluted EPS*
Airgas
2012**

2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
$1,548	$1,576	$1,746	$1,855	$2,368	$2,830	$3,215	$4,028	$4,361	$3,875	$4,251
$ 0.52	$ 0.78	$ 0.97	$ 1.06	$ 1.25	$ 1.64	$ 2.00	$ 2.68	$ 3.12	$ 2.68	$ 3.34

*see attached non-GAAP reconciliations **mid point of FY12 guidance

During the past decade, Airgas has grown sales by more than 250 percent and adjusted EPS* by more than 600 percent. The result is an almost uninterrupted climb in our adjusted EBITDA* – Earnings Before Interest, Taxes, Depreciation and Amortization – from $190 million in 2001 to a record $768 million in fiscal 2011, accompanied by a $320 million increase in free cash flow.

These results matter because our overarching goal is to create shareholder value. Earnings and free cash flow give us the resources we need to pursue our proven growth strategy, which is fueled by acquisitions, new product introductions and investments in efficient, environmentally responsible, state-of-the-art operations. A case in point is our current investment in a new SAP information platform that unifies our business units on a common information system and data set so we can mine and use customer data more easily to improve our business and enhance our service levels.

Building on our strong fiscal 2011, we now have even more resources available as we work to meet or exceed our growth goals for fiscal 2012, including high single-digit same store sales growth and adjusted diluted EPS of $3.75–$3.90.



TO OUR SHAREHOLDERS, CUSTOMERS, ASSOCIATES AND FRIENDS:

There's a feeling you get when you finally break free of a traffic jam and see only open road ahead. It's more than relief. It's a sense of optimism and freedom as you retake charge of your own destiny.

That's where we are today at Airgas. The global recession and Air Products' unsuccessful hostile bid for our company are both in our rear view mirror, and we are back where we belong – delivering on the promise of an operating model, a platform for growth and a workplace culture that are unmatched in the industry.

Our reaction to the recession is serving us well now. We didn't retreat in the face of hardships. We stayed true to our long-term vision for the company, knowing that our tried-and-true growth strategies would see us through and enable us to keep creating value for our shareholders, customers and associates.

In fiscal year 2011, we increased sales by 10 percent to $4.3 billion, with total same-store sales up 8 percent, driven by an 11 percent increase in hardgoods and 7 percent growth in gas and rent. Adjusted net earnings* for the year were $285 million, a 27 percent increase over the year before.

It was a fantastic year, and not just in comparison to recession-ravaged fiscal 2010. Our diluted earnings per share – adjusted to exclude special items primarily related to our defense of the takeover bid – rose 25 percent to a record high of $3.34*. We also recorded $387 million in free cash flow, our second best result ever, and joined the Fortune 500 list of the largest U.S. companies.

This strong, across-the-board rebound speaks to the fighting spirit and resilience of Airgas. The strategic moves we made during the economic downturn, along with the outstanding performance of our associates through all the ensuing distractions and disruptions, enabled us to manage our way through fiscal 2010, regain momentum in fiscal 2011 and ride into fiscal 2012 with confidence that we are well positioned to record the best-ever results in our company's nearly 30-year history.

Investing in Our Growth Platform

During the past three decades, we have built a strong and unique business platform that provides all modes of industrial gas delivery – packaged, bulk and on-site – and the industry's broadest offering of welding hardgoods, safety supplies and construction and MRO supplies to customers wherever they need them. We have never stopped evolving this platform to stay in sync with our customers' needs, and that was true during the recent economic downturn.

Since January 2007, we have invested nearly $2.6 billion in capital expenditures and acquisitions.

At a time when other companies might have been inclined to stand pat, we moved forward – building new air separation units, opening a new carbon dioxide plant, upgrading our existing fill plants and improving and enlarging our inventory of cylinders and bulk tanks.

In fiscal 2011, we made eight acquisitions with annual revenues of $21 million. While not insignificant, it was still fewer acquisitions than we expect going forward as the economic recovery continues to unfold.

From day one, acquisitions have been an important part of our growth strategy. With more than 400 acquisitions already under our belt and a track record of successful integrations, we know exactly how to make acquisitions – and how to make them immediate contributors in terms of revenues, profits, production and customer service.

A Better Way to Run Our Business

While we continue to augment our physical infrastructure and footprint, we are also strengthening our internal capabilities. In this regard, the installation of a new enterprise-wide SAP information system stands out as one of our most important ongoing initiatives. The phased rollout of this new system – which will give all Airgas associates access to shared, real-time data – began one year ago, in July 2010, with the successful conversion of the network we use to run our hardgoods business.



• Sales
• Shareholders' Equity
• EBITDA*
• Interest Expense
Sales ($ Millions)
Shareholders' Equity, EBITDA, Interest ($ Millions)
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
FY 90 FY 91 FY 92 FY 93 FY 94 FY 95 FY 96 FY 97 FY 98 FY 99 FY 00 FY 01 FY 02 FY 03 FY 04 FY 05 FY 06 FY 07 FY 08 FY 09 FY 10 FY 11

*Reconciliations of non-GAAP measures appear on pages 70 through 73, including a reconciliation to reported earnings of $2.93 per diluted share, which reflects the impact of costs related to the unsolicited takeover attempt, debt extinguishment charges, multi-employer pension plan withdrawal charges, and a one-time interest penalty. Note that Interest Expense for Fiscal Years 2001-2010 includes the discount on the securitization of trade receivables.

We committed to this SAP conversion long before the economic downturn and Air Products' unsuccessful bid. Even as external conditions worsened, we stayed true to our course. We believe the benefits to our customers make the SAP system a vital step forward for Airgas and will enable us to deliver enhanced value to our customers and shareholders.

Today, with the new SAP system in place, our buying centers can more quickly and accurately track the status of customer orders. Our distribution centers can accelerate delivery times through the use of radio-frequency devices tied to the new system. Our Safety business can more easily process credit card payments. And that's just the hardgoods business. In early April we converted our first regional company to the new system. We will generate even greater customer efficiencies across the enterprise as our core gas distribution business steadily rolls on to SAP.

With more than a million customers, Airgas is a large organization. As we've grown, we have always strived to operate with an entrepreneurial mindset, and SAP gives us the data-retrieval capabilities that allow us to be much more responsive to customers where it counts most – at the local level.

That's one of the reasons we are reorganizing Airgas from 12 geographic regions to four larger divisions. Each division will be responsible for a larger part of the United States, but with SAP creating a tighter network of Airgas branches, plants and offices, our local operations will have access to more – and more useful – real-time information from across our entire network. Given their larger scale and access to accurate, up-to-date information, each division will also be able to deploy more functional expertise and help us operate our business more effectively and efficiently. We expect very attractive returns from this significant investment.

Keeping Customers at the Forefront

We're getting closer to customers in other important ways. In fiscal 2011, we restructured our sales force so that our people are more closely aligned with the diverse customer segments we serve – such as metal fabrication, energy, medical and construction. Because we have a critical mass of customers in at least 10 different segments, we have deployed specialists who can concentrate on a specific market area and bring a higher level of expertise to their customers. Today, product and industry specialists make up more than 25 percent of our total sales force.

All of our associates are dedicated to delivering great customer service. During the past several years, we continued to expand our Core Strategy II training program, which helps everyone in the organization hone their customer service skills – from answering the phone with a friendly greeting to responding to customer requests quickly and never assuming an issue is somebody else's problem. Fulfillment rates, on-time deliveries, and billing accuracy are also important focal points.

The impact of these efforts was evident in a stream of new customers, large and small. We also signed a number of strategic, multi-year contracts with large customers who selected us last year to be the single source for their gas and hardgoods needs. And, we are seeing a noticeable uptick in customer awards – including supplier of the year awards from one of America's leading healthcare purchasing networks and one of the world's largest automotive service equipment providers. A wide variety of customers are also responding to our increased commitment to serving our accounts smartly and with a smile. And they're writing to tell us about it.

Mike Wood, an Airgas account manager in the Great Lakes region, recently heard from one of his customers. When a local plumbing and pipefitting union needed an emergency shipment of welding supplies for a training class, Mike made the trip – at night and in a snowstorm.

"This made it possible for me to send eight young men out to a jobsite in St. Louis, and in turn they were able to keep a roof over their families' heads and food on the table," wrote Terry Potts, the training coordinator for the Lansing, MI, chapter of the United Association of Plumbers and Pipefitters. "As a result of my experience with Airgas, I am personally recommending your company to all my contractors and affiliates. You should be proud of the way your people take care of their customers."

I am proud of the performance of our associates and everything else they do to make Airgas such a great company.

The Power of Our People

Airgas associates are the best in the industry, by far.

They are committed to innovation. In the past year, they introduced a line of high-efficiency, small-footprint cryogenic freezers for our food processing customers, developed new remote gas monitoring systems for laboratories, and introduced a high-volume breathing air system that provides hours of reliable breathing air for up to 100 workers at a time for confined space use.

Our associates are also committed to safety. In April 2011, for the second year in a row, Airgas earned the Compressed Gas Association's (CGA) top two driving safety awards – for safest bulk fleet and safest cylinder fleet. When you consider that our people drive 120 million miles each year, through some of the toughest conditions imaginable, this achievement becomes even more impressive. Just as noteworthy is our continued improvement in workplace safety. For six straight years, we have seen the number of recordable workplace injuries either decline or stay at the same low rate as the year before.

Airgas associates care about the environment and helping people in need. This past year, they expanded our use of ultrasonic cylinder testing, which reduced water use by 14 million gallons across the Airgas enterprise, and developed a new monitoring system – called StatusChecker™ – which lets life science labs reduce energy usage by alerting them to open freezer doors. And they continue to find new ways to support soldiers and their families through our partnership with Operation Homefront, which we have extended through fiscal 2012.

Airgas associates are committed to getting better each and every day – and we are more than happy to help them on their professional journeys. In fiscal 2011, we added more courses to our Airgas University training program and our associates took an impressive 107,000 individual training sessions throughout the year. We also revamped a process for identifying high-potential candidates to create a strong pipeline to fill future leadership roles.

Most importantly, Airgas associates are aligned with our shareholders. They think like owners, because many of them are. Approximately one half of Airgas associates own Airgas shares, and management and the Board own more than 11% of Airgas shares.

Ready to Move Forward

I can't overstate what an amazing job our associates did in fiscal 2011. They had every excuse – weak economy, hostile bid, large-scale computer conversion – to shift their engines into neutral, but instead they worked harder than ever and delivered the best results since the global economic crash hit in late 2008.

In many ways, it was a watershed year – proving once and for all that we are capable of weathering economic downturns and emerging from even the deepest recession stronger than we entered it. And now we're ready to really start rolling.

In May 2011, we announced plans to repurchase up to $300 million of Airgas stock. This latest share repurchase program reflects our continuing confidence in the future. Our business is strengthening, our balance sheet is clean and solid – with no significant environmental, pension or tort liabilities – and we continue to generate strong cash flow for acquisitions and capital expenditures. The quality of our earnings and cash flow is outstanding.

We're just beginning to see a broad-based recovery for the economy, and the returns from SAP, our other recent investments and improvements in our operating model have yet to be fully realized. As the economy gains its legs and our SAP implementation expenses fall away in the next 18 months, we expect even further expansion in sales, earnings and returns.

We started fiscal 2012 with two large acquisitions – Pain Enterprises, Inc., and ABCO Gases, Welding and Industrial Supply Company, Inc. – as well as several smaller ones, ending the long drought caused by the economy and Air Products' unsolicited offer.

The road ahead of us is wide open. This is a great industry with lots of room for growth, and as the industry leader, we're not content to coast. That's never been the Airgas way. Heading into our 30th year as a company, we're more determined than ever to keep delivering everything that our customers and shareholders expect from Airgas – and that we expect from ourselves.

Peter McCausland
Chief Executive Officer
July 2011

AIRGAS AT A GLANCE

We are a leading distributor and producer of packaged gases, welding hardgoods and safety supplies, with a full line of products and services in a broad range of categories. Our national platform of approximately 1,100 locations and more than 14,000 associates serves a diversified customer base through branch-based field sales, retail stores, strategic accounts, telesales, catalog and eBusiness channels.

Airgas is the largest U.S. distributor of packaged gases and welding hardgoods

Primary Gases:

- Oxygen
- Nitrogen
- Argon
- Carbon dioxide
- Helium
- Hydrogen
- Acetylene
- Fuel gases
- Refrigerants
- Nitrous oxide
- Ammonia

Serving a broad customer base


INDUSTRIAL MANUFACTURING **26%**
REPAIR AND MAINTENANCE **29%**
ENERGY AND INFRASTRUCTURE CONSTRUCTION **10%**
MEDICAL **9%**
PETROCHEMICAL **7%**
FOOD AND BEVERAGE **6%**
RETAIL AND WHOLESALE **3%**
OTHER **3%**
UTILITIES **3%**
TRANSPORTATION **2%**
ANALYTICAL **2%**

AIRGAS... Known locally nationwide with approximately 1,100 locations


NOR PAC
NCN
INTERMOUNTAIN
WEST
EAST
NORTH CENTRAL
GREAT LAKES
MID AMERICA
NATIONAL WELDERS
MID SOUTH
SOUTHWEST
SOUTH

THE AIRGAS PRODUCT AND SERVICE OFFERING

Airgas offers a unique proposition – the combination of packaged and bulk gases, welding hardgoods, safety products, applications technology and service.

Industrial Gases:
More than 10 million cylinders, approximately 300 high-pressure cylinder fill plants, and 16 acetylene manufacturing facilities to supply a full range of industrial gases, including welding, shielding and cutting gases

Bulk Gases:
Production and distribution of merchant volumes – 15 air separation units, 63 bulk gas specialists, and more than 14,000 bulk tanks supply our distribution infrastructure and bulk gas customers

Medical Gases:
More than 350 FDA-registered medical gas fill plants serving hospitals, medical institutions, home healthcare distributors, physicians' practices, and other medical businesses – full range of medical gases, medical gas equipment, medical facility certification, home respiratory therapy equipment and related supplies

Specialty Gases:
Network of nine national labs, 61 regional labs, two equipment centers, and one R&D center support products including high-purity, rare, calibration, and specialty-blend gases – more than three-quarters of specialty gas labs are ISO 9001 registered; seven are also ISO/IEC 17025 accredited

CO_2/Dry Ice:
Six liquid carbon dioxide plants and 45 dry ice facilities supply customers in food processing, food service, beverage, pharmaceutical and biotech industries; also produce Penguin Brand® Dry Ice that is available in grocery and other retail outlets nationwide

Welding Hardgoods and Safety Products:
Six national distribution centers streamline the supply chain for welding hardgoods, safety products, gas equipment, tools, and construction supplies to Airgas branches and customers, including Radnor® private-label products

Refrigerants:
Nationwide network of distribution and reclamation centers for full range of refrigerant products and services dedicated to providing complete refrigerant supply and service for the air conditioning and refrigeration industries

Ammonia:
National distribution network providing products and services in the U.S. for nitrogen oxide abatement (DeNOx), chemical processing, water treatment, and metal finishing

Red-D-Arc®:
Welding equipment rental and welding-related services through over 40 Red-D-Arc® locations and Airgas construction stores in North America, while serving Europe through locations in the United Kingdom, the Netherlands, and France and serving the Middle East through a location in the United Arab Emirates; equipment and services also available in the Caribbean, Spain, Kazakhstan, Oman, Qatar, Saudi Arabia, and Australia through dealer representation

Energy and Infrastructure Construction Offering:
Complete line of supplies for energy and infrastructure construction contractors and maintenance and repair operations (MRO) through construction-focused branches; safety products and consulting services through Oilind Safety

Strategic Accounts:
Lowest total cost solution for customers with multiple locations, organized to support general and specialized industries; tailored supply chain management solutions through *OUTLOOK®* Managed Services substantially streamlines cylinder and hardgoods procurement

- Metal Fabrication
- Power & Materials
- Food & Beverage
- Government & Alternate Channels
- Non-Residential Construction
- Technology & Services
- Oil, Gas & Chemicals
- Retail
- Universities & Laboratories

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Airgas maintains a deep commitment to safety, the environment, our communities and our military personnel and the families who support them.

Safety Responsibility

Airgas has more than 5,000 vehicles in its fleet – and the lowest accident rate of any large fleet in the industry. Based on our 2010 driving record, we earned the top fleet safety awards from the Compressed Gas Association (CGA) for the second straight year. The CGA recognized us for the best safety record among bulk gas fleets with more than 20 million miles driven and the best safety record among cylinder gas fleets with more than 3 million miles driven. We are now a three-time winner of the CGA bulk transportation award and four-time winner of the cylinder transportation award.

Calendar Year	Fleet Vehicle Accident Frequency Rate	Preventable Vehicle Accident Frequency Rate
2006	3.2	1.9
2007	3.1	1.7
2008	3.0	1.6
2009	2.8	1.5
2010	3.2	1.4

(accidents per million miles driven)

In our operations, safety continues to be a priority, and we maintained low levels of recordable injuries and lost workdays in 2010.

Calendar Year	Total Recordable Injury Incidence Rate	Lost Workday Incident Rate
2006	3.0	0.6
2007	3.0	0.6
2008	2.7	0.4
2009	2.5	0.5
2010	2.5	0.5

(per 200,000 hours worked)

Environmental Responsibility

Airgas is constantly improving our operations to be more environmentally responsible and adding new products and services that help keep our planet and skies as clean and healthy as possible. In the past year, we made a positive contribution in a number of ways:

Operations and fleet

- Increased energy efficiency at our 15 air separation units by 3 percent
- Reduced water usage by 14 million gallons through our continued transition from hydrostatic cylinder testing to ultrasonic cylinder testing
- Added our first hybrid truck – which will reduce diesel fuel usage and carbon dioxide emissions by 12 percent for that vehicle – to our delivery fleet

Products and services

- Developed FreezeRight™ line of cryogenic freezers that enable customers to reduce the use of cryogen freezing liquids, increasing energy efficiency by up to 45 percent
- Introduced new StatusChecker™ remote monitoring system that lets analytical and life science laboratories reduce energy usage by monitoring if – and for how long – freezer doors are open
- Worked with new, large-scale customers to streamline and improve the efficiencies and the sustainability of their supply chains through our supply chain management services

Social Responsibility

In fiscal 2011, Airgas celebrated our third year of financial commitment to Operation Homefront, a non-profit organization that provides assistance to U.S. troops, to the families they leave behind and to wounded warriors when they return home. This latest year included several milestones:

- Reached our goal of hiring 100 veterans of Iraq and Afghanistan – and continue to actively recruit veterans for positions within Airgas
- Extended our financial commitment to Operation Homefront for another year
- Continued to expand employee volunteerism for Operation Homefront, including adopting military families and organizing and participating in fundraising events



MANAGEMENT COMMITTEE

(from Left to Right)

Dwight T. Wilson / Senior Vice President, Human Resources
Robert A. Dougherty / Senior Vice President and Chief Information Officer
Robert H. Young, Jr. / Senior Vice President and General Counsel
Peter McCausland / Chief Executive Officer
Robert M. McLaughlin / Senior Vice President and Chief Financial Officer
Leslie J. Graff / Senior Vice President, Corporate Development
Michael L. Molinini / Executive Vice President and Chief Operating Officer

CORPORATE OFFICERS

Andrew R. Cichocki
Senior Vice President, Distribution Operations and Business Process Improvement

Max D. Hooper
Division President, West Division

B. Shaun Powers
Division President, North Division

Kelly P. Justice
Senior Vice President, Airgas Puritan Medical

Terry L. Lodge
Division President, Central Division

James A. Muller
Senior Vice President, Specialty Gas and Life Sciences

Michael E. Rohde
Division President, South Division

Thomas S. Thoman
Division President, Gases Production

Ronald J. Stark
Senior Vice President, Sales and Marketing

Patrick M. Visintainer
Senior Vice President, Corporate Accounts

David E. Levin
Vice President, Hardgoods

Thomas M. Smyth
Vice President, Controller

Joseph C. Sullivan
Vice President, Treasurer

Carey M. Verger
Vice President, Tax

R. Jay Worley, Jr.
Vice President, Communications and Investor Relations

E. David Coyne
Director, Internal Audit

AIRGAS OPERATING COMPANIES AND PRESIDENTS

Airgas East
Anthony A. Simonetta

Airgas Great Lakes
Kevin M. McBride

Airgas Intermountain
Douglas L. Jones

Airgas Mid America
J. Robert Hilliard

Airgas Mid South
Terry L. Lodge

Airgas National Welders
Stephen P. Marinelli

Airgas Nor Pac
Edward A. Richards

Airgas North Central
Pamela M. Swanson

Airgas Northern California & Nevada
Michael T. Chandler

Airgas South
L. Jay Sullivan

Airgas Southwest
J. Brent Sparks

Airgas West
J. Samuel Thompson

Airgas Carbonic/Dry Ice
Philip J. Filer

Airgas Refrigerants
Charles E. Broadus, Sr.

Airgas Safety
Donald S. Carlino, Jr.

Airgas Specialty Products
Ted R. Schulte

Red-D-Arc
Mitch M. Imielinski

Selected Financial Data

Selected financial data for the Company is presented in the table below and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Consolidated Financial Statements and notes thereto included herein.

(In thousands, except per share amounts):

Years Ended March 31,	2011[1]	2010[2]	2009	2008[3]	2007[4]
Operating Results:					
Net sales	$ 4,251,467	$ 3,875,153	$ 4,361,479	$ 4,028,253	$ 3,214,809
Depreciation and amortization	$ 250,518	$ 234,949	$ 220,795	$ 189,775	$ 147,343
Operating income	$ 468,381	$ 399,598	$ 524,868	$ 475,824	$ 341,497
Interest expense, net	60,054	63,310	84,395	89,485	60,180
Discount on securitization of trade receivables	—	5,651	10,738	17,031	13,630
Losses on the extinguishment of debt	4,162	17,869	—	—	12,099
Other income (expense), net	1,958	1,332	(382)	1,454	1,556
Income taxes	156,357	117,800	168,265	144,184	99,883
Minority interest in earnings of consolidated affiliate	—	—	—	(3,230)	(2,845)
Net earnings	$ 249,766	$ 196,300	$ 261,088	$ 223,348	$ 154,416
Net Earnings Per Common Share					
Basic earnings per share	$ 2.99	$ 2.39	$ 3.19	$ 2.74	$ 1.98
Diluted earnings per share	$ 2.93	$ 2.34	$ 3.12	$ 2.66	$ 1.92
Dividends per common share declared and paid[5]	$ 1.01	$ 0.76	$ 0.56	$ 0.39	$ 0.28
Balance Sheet and Other Data at March 31:					
Working capital	$ 556,142	$ 235,692	$ 296,442	$ 132,323	$ 121,543
Total assets	4,935,881	4,495,932	4,426,310	3,987,264	3,333,457
Current portion of long-term debt	9,868	10,255	11,058	40,400	40,296
Long-term debt	1,842,994	1,499,384	1,750,308	1,539,648	1,309,719
Deferred income tax liability, net	722,954	652,389	576,715	439,782	373,246
Other non-current liabilities	70,548	72,972	79,231	80,104	39,963
Minority interest in affiliate	—	—	—	—	57,191
Stockholders' equity	1,734,882	1,795,544	1,571,755	1,413,336	1,125,382
Capital expenditures for years ended March 31,	256,030	252,828	351,912	267,378	238,274

(1) As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the notes to the Company's Consolidated Financial Statements, the results for fiscal 2011 include $44.4 million ($28.0 million after tax) or $0.33 per diluted share in costs related to an unsolicited takeover attempt and $4.6 million ($2.8 million after tax) or $0.03 per diluted share in multi-employer pension plan withdrawal charges. Also included in the results for fiscal 2011 are a charge of $4.2 million ($2.6 million after tax) or $0.03 per diluted share for the early extinguishment of debt and a one-time interest penalty of $2.6 million ($1.7 million after tax) or $0.02 per diluted share related to the late removal of the restrictive legend on the Company's 7.125% senior subordinated notes. On April 1, 2010, the Company adopted a new accounting standard for transfers of financial assets, which affected the accounting treatment of its trade receivables securitization program. The Company participates in a trade receivables securitization agreement (the "Securitization Agreement") with three commercial banks to which it sells qualifying trade receivables on a revolving basis. The amount of receivables securitized under the Securitization Agreement was $295 million at March 31, 2011. Under the new guidance, proceeds received under the Securitization Agreement are treated as secured borrowings, whereas previously they were treated as proceeds from the sale of trade receivables. The impact of the new accounting treatment resulted in the recognition, in fiscal 2011, of both the trade receivables securitized under the program and the borrowings they collateralize, which led to a $295 million increase in working capital, total assets and long-term debt in the table above. With respect to the Company's operating results, the amounts previously recorded within the line item "Discount on securitization of trade receivables," are now reflected within "Interest expense, net" as borrowing costs, consistent with the new accounting treatment. There was no impact to the Company's consolidated net earnings as a result of the change in accounting principle.

(2) As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the notes to the Company's Consolidated Financial Statements, the results for fiscal 2010 include $23.4 million ($14.8 million after tax) or $0.18 per diluted share in costs related to an unsolicited takeover attempt and $6.7 million ($4.1 million after tax) or $0.05 per diluted share in multi-employer pension plan withdrawal charges. Also included in the results for fiscal 2010 are a charge of $17.9 million ($11.3 million after tax) or $0.14 per diluted share for the early extinguishment of debt and a tax benefit of $2.2 million or $0.03 per diluted share associated with the reorganization of certain facilities within the All Other Operations business segment. Additionally, certain reclassifications were made to the operating results in the table above to conform to the current period presentation. These reclassifications resulted in increasing revenue, as well as expenses, for the fiscal years 2010 and prior and were not material. The Company's operating income and net earnings for the prior period were not impacted by the reclassifications.

(3) The results for fiscal 2008 include a one-time, non-cash, after tax charge of $2.5 million, or $0.03 per diluted share, related to the National Welders Exchange Transaction through which the joint venture became a 100% owned subsidiary. Also included in the results for fiscal 2008 is a tax benefit of $1.3 million or $0.01 per diluted share, due to additional guidance issued with respect to a prior year change in Texas state income tax law. Fiscal 2008 acquisition integration costs, principally related to the Linde AG Bulk Gas and Linde AG Packaged Gas acquisitions, were $10.1 million ($6.2 million after tax) or $0.06 per diluted share.

(4) The results for fiscal 2007 include a charge of $12.1 million ($7.9 million after tax), or $0.10 per diluted share, for the early extinguishment of debt and a tax benefit of $0.02 per diluted share related to a change in Texas state income tax law.

(5) The Company paid its stockholders quarterly cash dividends of $0.22 per share at the end of the first quarter and $0.25 per share at end of the second and third quarters of fiscal 2011. In the fourth quarter of fiscal 2011, the Company paid dividends of $0.29 per share. In fiscal 2010, the Company paid its stockholders quarterly cash dividends of $0.18 per share at the end of each of the first three quarters and $0.22 per share in the fourth quarter. During fiscal 2009, the Company paid regular quarterly cash dividends of $0.12 per share at the end of each of the first two quarters and $0.16 per share in the third and fourth quarters. During fiscal 2008, the Company paid regular quarterly cash dividends of $0.09 per share during the first three quarters and $0.12 per share during the fourth quarter. In fiscal 2007, the Company paid its stockholders regular quarterly cash dividends of $0.07 per share. On May 17, 2011, the Company's Board of Directors declared a regular quarterly cash dividend of $0.29 per share, which is payable on June 30, 2011 to stockholders of record as of June 15, 2011. Future dividend declarations and associated amounts paid will depend upon the Company's earnings, financial condition, loan covenants, capital requirements and other factors deemed relevant by management and the Company's Board of Directors.

Financial Highlights

AIRGAS, INC. AND SUBSIDIARIES



Net Sales
(in millions of dollars)
3,215
4,028
4,361
3,875
4,251
07 08 09 10 11
Diluted Earnings Per Share from Continuing Operations, Excluding Certain Gains and Charges(1)
2.00
2.68
3.12
2.68
3.34
07 08 09 10 11
Free Cash Flow(1)
(in millions of dollars)
107
225
328
412
387
07 08 09 10 11
Return on Capital(1)
13.3%
13.2%
12.7%
10.0%
11.9%
07 08 09 10 11

(1) Definitions of and reconciliations between these financial metrics and their most comparable measure under Generally Accepted Accounting Principles are presented on pages 70 and 71.

Stockholder Return Performance Presentation

Below is a graph comparing the yearly change in the cumulative total stockholder return on the Company's common stock against the cumulative total return of the S&P 500 Index and the S&P 500 Chemicals Index for the five year period that began April 1, 2006 and ended March 31, 2011.

The Company believes the use of the S&P 500 Index and the S&P 500 Chemicals Index for purposes of this performance comparison is appropriate because Airgas is a component of the indices and they include companies of similar size to Airgas.



200
150
100
50
0
2006
2007
2008
2009
2010
2011
Airgas, Inc.
S&P 500 Chemicals Index
S&P 500 Index

March 31	2006	2007	2008	2009	2010	2011
Airgas, Inc.	$ 100.00	$ 108.61	$ 118.10	$ 88.99	$ 170.04	$ 180.31
S&P 500 Index	$ 100.00	$ 111.83	$ 106.15	$ 65.72	$ 98.43	$ 113.83
S&P 500 Chemicals Index	$ 100.00	$ 119.51	$ 140.44	$ 88.30	$ 126.35	$ 161.53

The graph above assumes that $100 was invested on April 1, 2006 in Airgas, Inc. Common Stock, the S&P 500 Index and the S&P 500 Chemicals Index.

Management's Discussion and Analysis of Financial Condition and Results of Operations

AIRGAS, INC. AND SUBSIDIARIES

Results of Operations: 2011 Compared to 2010

Overview

Airgas had net sales for the fiscal year ended March 31, 2011 ("fiscal 2011" or "current year") of $4.3 billion compared to $3.9 billion for the fiscal year ended March 31, 2010 ("fiscal 2010" or "prior year"), an increase of 10%. Total same-store sales increased 8%, with hardgoods up 11% and gas and rent up 7%. Acquisitions contributed 2% sales growth in the current year. The same-store sales growth for the current year was driven by both volume and price, with sales volumes up 5% and pricing up 3%. The increase in sales volumes reflects accelerating growth in the Company's core business on strength in the manufacturing, utilities and petrochemical customer segments, as the manufacturing recovery that began in the central regions of the U.S. among the Company's larger customers expanded more broadly throughout the country and to smaller manufacturers. The Company's medical business also began to accelerate, and the Company experienced increased activity in customers using Airgas' products and services for repair and maintenance operations. The increase in pricing reflects a broad-based price increase on gas, rent and hardgoods effective June 1, 2010, and to a lesser extent, a price increase on gas, rent and other service charges on March 1, 2011. The pricing actions were designed to offset rising product, operating and distribution costs.

The Company's operating income margin increased 70 basis points to 11.0% in the current year compared to 10.3% in the prior year. The current year's operating income margin reflected a 110 basis point improvement in the operating income margin driven by operating leverage on sales growth in the current year, offset by $44.4 million in costs related to Air Products' unsolicited takeover attempt and $4.6 million in charges related to the Company's withdrawal from some of its multi-employer pension plans ("MEPPs"), which together reduced the Company's operating income margin by 120 basis points. The Company's operating income margin in the prior year reflected the impact of $23.4 million in costs related to Air Products' unsolicited takeover attempt and $6.7 million in MEPP withdrawal charges, which reduced the prior year's operating income margin by 80 basis points.

Net earnings per diluted share rose 25% to $2.93 in the current year versus $2.34 in the prior year. Net earnings per diluted share in the current year included special charges aggregating to $0.41 per diluted share comprised of $0.33 per diluted share in costs related to the unsolicited takeover attempt, $0.03 per diluted share in MEPP withdrawal charges, $0.03 per diluted share in losses on the extinguishment of debt and $0.02 per diluted share for a one-time interest penalty. Net earnings per diluted share in the prior year included net special charges aggregating to $0.34 per diluted share comprised of $0.18 per diluted share in costs related to the unsolicited takeover attempt, $0.05 per diluted share in MEPP withdrawal charges, $0.14 per diluted share in losses on the extinguishment of debt and a $0.03 per diluted share income tax benefit associated with the reorganization of certain facilities within the All Other Operations business segment. The special charges reduced reported net earnings per diluted share by 12% in fiscal 2011 and 13% in fiscal 2010.

Fiscal 2012 Outlook

Looking forward, the Company expects earnings per diluted share for the first quarter ending June 30, 2011 in the range of $0.82 to $0.87. The earnings per diluted share range for the first quarter includes an estimated $0.10 per diluted share of restructuring charges and $0.08 per diluted share of implementation costs and depreciation expense associated with the Company's SAP implementation. For the full year ending March 31, 2012 ("fiscal 2012"), the Company expects earnings per diluted share in the range of $3.58 to $3.73, which includes an estimated $0.17 per diluted share of restructuring charges and $0.32 per diluted share of implementation costs and depreciation expense associated with its SAP implementation. Guidance for both the first quarter ending June 30, 2011 and fiscal 2012 also includes the impact of the Company's repurchase of 4.8 million shares of common stock completed in the quarter ended March 31, 2011. The above guidance excludes any potential MEPP withdrawal charges that may arise from the three remaining collective bargaining agreements ("CBAs"), covering approximately 30 employees who participate in MEPPs, that come up for renewal in fiscal 2012, and excludes the impact, if any, of the new share repurchase program announced on May 5, 2011.

Enterprise Information System

The Company continues its phased, multi-year rollout of its highly-customized SAP enterprise information system, with the successful conversion of the first regional distribution company on April 4, 2011. The Company continues to prepare for the implementation of SAP at the remainder of its business units, the next of which is scheduled to convert in September 2011. The conversion schedule accelerates thereafter, with all regional distribution companies expected to be converted to SAP by the first half of fiscal 2013.

The Company expects to incur the highest level of expenses related to the SAP implementation in fiscal 2012, as the majority of the regional distribution companies are converted during the year. Total implementation costs and depreciation expense related to the SAP system are expected to be $0.08 per diluted share for the quarter ending June 30, 2011 and $0.32 per diluted share for fiscal 2012.

During fiscal 2011, the Company quantified the economic benefits expected to be achieved through its implementation of SAP in the key areas of accelerated sales growth through expansion of the telesales platform, price management, and administrative and operating efficiencies. Upon full implementation, the Company expects these areas alone to yield an aggregate of $75 million to $125 million in incremental operating income on an annual run-rate basis. By December 2013, the Company expects to be at the run-rate of the

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

mid-point of the target operating income benefits range. Excluding depreciation, total SAP project expenditures are expected to be approximately $186 million, with an estimated $91 million in expense and $95 million in capitalized costs. Through March 31, 2011, the Company had recognized $116 million in total SAP project expenditures, with $29 million in expense and $87 million in capitalized costs.

New Divisional Alignment

In conjunction with the SAP implementation, in May 2011, the Company announced a reorganization of its twelve regional distribution companies. Currently, each of the regional distribution companies operates with its own accounting group and administrative functions. In order to more effectively utilize the Company's resources across regional company boundaries, Airgas will realign its regional company support functions, including accounting and certain administrative functions, into four divisional Business Support Centers. With the Company's conversion to a single dataset across all of the regional companies as part of the SAP implementation, the consolidation of the Company's regional company accounting and certain administrative functions will support the efficiencies expected to be realized as part of the SAP project.

As a result of the reorganization, the Company will incur restructuring charges, including severance, transition staffing, relocation and other costs. In fiscal 2012, the Company expects to incur restructuring charges of $21 million, or $0.17 per diluted share, of which $13 million, or $0.10 per diluted share, is expected to occur in the first quarter ending June 30, 2011 primarily related to severance. The reorganization is expected to be complete in fiscal 2013, and the Company expects to incur additional restructuring charges of approximately $6 million, primarily related to transition staffing, relocation and other costs during such fiscal year. The benefits enabled by the new divisional alignment are included in the benefits expected to be realized from the SAP implementation quantified above.

Stock Repurchase Program

On May 5, 2011, the Company announced a new program to repurchase up to $300 million of its outstanding shares of common stock. The Company may repurchase shares from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws. The Company will determine the timing and the amount of any repurchases based on its evaluation of market conditions, share price and other factors. The stock repurchase program will be funded under the Company's existing credit facility, has no pre-established closing date, and may be suspended or discontinued at any time. The impact of the May 2011 stock repurchase program has not been included in the Company's forward-looking guidance.

Multi-employer Pension Plan Withdrawals

During fiscal 2012, the three remaining CBAs that provide for MEPPs and cover a total of approximately 30 employees will come up for renewal. The Company intends to negotiate its withdrawal from these plans and, if successful in its negotiations, expects to incur charges related to these plans in fiscal 2012. Assuming a complete withdrawal from these MEPPs, the Company estimates the additional withdrawal liability to be approximately $5 million as of March 31, 2011. The Company's guidance for both the first quarter ending June 30, 2011 and the full year fiscal 2012 does not include any potential MEPP withdrawal charges that may arise from the three remaining CBAs that come up for renewal in fiscal 2012.

Supply Constraints

The industrial gas industry is working through supply constraints related to calcium carbide, which is the raw material used in the generation of acetylene gas, as a result of a catastrophic explosion at one of two plants of the country's primary supplier of calcium carbide. Due to the calcium carbide supply disruption, costs of acetylene are escalating as a result of both rising raw materials and distribution costs. The Company is utilizing a combination of alternatives to compensate for the lack of calcium carbide, including increased use of chemical acetylene, reallocation of available calcium carbide, potential sourcing of calcium carbide from outside of the U.S. and customer adoption of alternative fuel gases where appropriate. To help mitigate the financial impact to Airgas, the Company has already instituted product allocations and surcharges related to bulk and cylinder acetylene. Sales of acetylene represent approximately 3% of the Company's consolidated gas and rent net sales.

Statement of Earnings Commentary—
Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Certain reclassifications were made to the Company's Consolidated Statements of Earnings for the fiscal years 2010 and 2009 to conform to the current period presentation. These reclassifications resulted in increasing revenue and selling, distribution and administrative expenses and reducing cost of products sold (excluding depreciation). These reclassifications were the result of conforming the Company's accounting policies in conjunction with its implementation of the SAP system and were not material. Consolidated operating income and net earnings for the prior periods were not impacted by the reclassifications.

Additionally, certain reclassifications were made to the presentation of business segment operating results for the prior periods to conform to the current period presentation. These reclassifications were the result of changes made to the allocation of corporate operating expenses. Although corporate operating expenses are generally allocated to each business segment based on sales dollars, the Company reports expenses related to the implementation of its SAP system and costs associated with the Company's withdrawal from various MEPPs under selling, distribution and administrative expenses as "other" expenses that are not allocated to the Company's business segments. Previously, these costs were allocated to each business segment based on sales dollars. Consolidated

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

operating income and net earnings for the prior periods were not impacted by these reclassifications. Additionally, the legal and professional fees incurred as a result of Air Products' unsolicited takeover attempt were not allocated to the Company's business segments. These costs are also reflected in the other line item in the tables below.

Business segment information and income statement commentary related to the prior periods have been recast to reflect the reclassifications described above.

Net Sales

Net sales increased 10% to $4.3 billion for the current year compared to the prior year, driven by same-store sales growth of 8% and incremental sales of 2% contributed by acquisitions. Gas and rent same-store sales increased 7% and hardgoods increased 11%. Same-store sales were driven by increased volumes of 5% and price of 3%.

Strategic products account for more than 40% of net sales and include safety products, bulk, medical and specialty gases, as well as carbon dioxide and dry ice. The Company has identified these products as strategic because it believes they have good long-term growth profiles relative to the Company's core industrial gas and welding products due to favorable end customer markets, application development, increasing environmental regulation, strong cross-selling opportunities or a combination thereof. For the current year, sales of strategic products increased 9% on a same-store sales basis as compared to the prior year, which was slightly stronger than the overall same-store sales increase of 8%.

The Company estimates same-store sales growth based on a comparison of current period sales to prior period sales, adjusted for acquisitions and divestitures. The pro forma adjustments consist of adding acquired sales to, or subtracting sales of divested operations from, sales reported in the prior period. The table below reflects actual sales and does not include the pro forma adjustments used in calculating the same-store sales metric. The intercompany eliminations represent sales from the All Other Operations business segment to the Distribution business segment.

(In thousands)

Net Sales **Year Ended March 31,**	**2011**	**2010**	Increase	
Distribution	$ 3,810,136	$ 3,478,475	$ 331,661	10%
All Other Operations	472,054	420,941	51,113	12%
Intercompany eliminations	(30,723)	(24,263)	(6,460)	
	$ 4,251,467	$ 3,875,153	$ 376,314	10%

The Distribution business segment's principal products include industrial, medical and specialty gases, and process chemicals; cylinder and equipment rental; and hardgoods. Industrial, medical and specialty gases are distributed in cylinders and bulk containers. Equipment rental fees are generally charged on cylinders, cryogenic liquid containers, bulk and micro-bulk tanks, tube trailers and welding equipment. Hardgoods consist of welding consumables and equipment, safety products, construction supplies and maintenance, repair and operating supplies.

Distribution business segment sales increased 10% compared to the prior year with an increase in same-store sales of 8% and incremental sales of 2% contributed by current and prior year acquisitions. The Distribution business segment's gas and rent same-store sales increased 6% with volumes and pricing each up 3%. Hardgoods same-store sales increased 11% with volumes up 9% and pricing up 2%. Both gas and rent and hardgoods volumes reflect the overall improvement in economic activity, while the increase in pricing was primarily driven by the June 1, 2010 and March 1, 2011 price increases.

Sales of strategic gas products sold through the Distribution business segment in the current year increased 8% from the prior year. Among strategic gas products, bulk gas sales were up 10% as bulk sales to industrial manufacturing and petrochemical customers continued to recover, and bulk nitrogen for food-freezing applications continued to show strength. Sales of medical gases were up 4% as a result of new business signings, partially offset by a reduction in elective and non-critical medical procedures, which reduced overall demand. Sales of specialty gases were up 8% driven primarily by higher volumes and increased demand for core specialty gases. The rising demand for the Company's core specialty gases reflects further strengthening of the Company's market position in EPA protocols and other calibration gas mixtures, improving conditions in petrochemical markets and spot sales of certain rare gases in the fiscal second quarter.

Contributing to the rise in Distribution business segment hardgoods same-store sales were increases in both safety products and the Company's Radnor® private-label brand product line. Safety product sales increased 13% in the current year, comparing favorably to the overall hardgoods same-store sales increase of 11% and reflecting broad-based increases that were most pronounced in the manufacturing customer base. The Company's Radnor® private-label line was up 15% for the current year, driven by the overall increase in hardgoods volumes.

Sales of core industrial gases, which experienced the sharpest volume declines during the recession, increased 6% for the current year as compared to the prior year, reflecting accelerating growth in the Company's core business. Revenues from the Company's rental welder business experienced a 5% decline in same-store sales during the current year as compared to the prior year, primarily as a result of continued weakness in non-residential construction.

The All Other Operations business segment consists of six business units. The primary products manufactured and/or distributed are carbon dioxide, dry ice, nitrous oxide, ammonia and refrigerant gases.

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

The All Other Operations business segment sales increased 12% in total and on a same-store basis compared to the prior year. The sales increase was driven by higher pricing and volumes for certain products in the refrigerants business and for ammonia used in DeNOx applications and chemicals processing, as well as higher volumes in the carbon dioxide and dry ice businesses.

Gross Profits (Excluding Depreciation)

Gross profits (excluding depreciation) do not reflect deductions related to depreciation expense and distribution costs. The Company reflects distribution costs as an element of selling, distribution and administrative expenses and recognizes depreciation on all its property, plant and equipment in the Consolidated Statement of Earnings line item, "Depreciation." Other companies may report certain or all of these costs as elements of their cost of products sold and, as such, the Company's gross profits (excluding depreciation) discussed below may not be comparable to those of other businesses.

Consolidated gross profits (excluding depreciation) increased 9% compared to the prior year, principally due to the same-store sales increase for the current year. The consolidated gross profit margin (excluding depreciation) in the current year declined 40 basis points to 55.0% compared to 55.4% in the prior year. The decline in consolidated gross profit margin (excluding depreciation) primarily reflects the sales mix shift toward lower-margin hardgoods that is characteristic of an industrial economic recovery.

(In thousands)

Gross Profits (Excluding Depreciation) Year Ended March 31,	**2011**	**2010**	Increase	
Distribution	$ 2,117,270	$ 1,948,868	$ 168,402	9%
All Other Operations	220,107	198,419	21,688	11%
	$ 2,337,377	$ 2,147,287	$ 190,090	9%

The Distribution business segment's gross profits (excluding depreciation) increased 9% compared to the prior year. The Distribution business segment's gross profit margin (excluding depreciation) was 55.6% versus 56.0% in the prior year, a decrease of 40 basis points. The decline in the Distribution business segment's gross profit margin (excluding depreciation) largely reflects the shift in sales mix toward hardgoods, which carry lower gross profit margins (excluding depreciation) than gas and rent. As a percentage of the Distribution business segment's sales, gas and rent decreased 120 basis points to 59.6% in the current year as compared to 60.8% in the prior year.

The All Other Operations business segment's gross profits (excluding depreciation) increased 11% compared to the prior year, primarily as a result of favorable pricing and product mix for the refrigerants, carbon dioxide and dry ice businesses. The All Other Operations business segment's gross profit margin (excluding depreciation) decreased 50 basis points to 46.6% in the current year from 47.1% in the prior year. The decrease in the All Other Operations business segment's gross profit margin (excluding depreciation) was primarily driven by higher costs in the ammonia business relative to pricing.

Operating Expenses

Selling, distribution and administrative ("SD&A") expenses consist of labor and overhead associated with the purchasing, marketing and distributing of the Company's products, as well as costs associated with a variety of administrative functions such as legal, treasury, accounting, tax and facility-related expenses. Consolidated SD&A expenses increased $85 million, or 6%, in the current year as compared to the prior year. Contributing to the increase in SD&A expenses were $65 million of higher variable costs associated with growing sales, such as sales commissions, performance bonuses, production overtime and distribution costs, approximately $13 million of incremental operating costs associated with acquired businesses and $9 million in incremental costs associated with the SAP implementation, slightly offset by $2 million of lower MEPP withdrawal charges. As a percentage of net sales, SD&A expense decreased 140 basis points to 37.0% compared to 38.4% in the prior year driven by operating leverage on sales growth and by the shift in sales mix to hardgoods, which carry lower operating expenses in relation to sales and corresponding lower gross margins. Although corporate operating expenses are generally allocated to each business segment based on sales dollars, the Company reports SD&A expenses related to the implementation of its SAP system and the Company's withdrawal from various MEPPs in the other line item in the table below.

(In thousands)

SD&A Expenses Year Ended March 31,	**2011**	**2010**	Increase	
Distribution	$ 1,418,491	$ 1,348,022	$ 70,469	5%
All Other Operations	134,578	127,250	7,328	6%
Other	21,003	14,033	6,970	
	$ 1,574,072	$ 1,489,305	$ 84,767	6%

SD&A expenses in the Distribution and All Other Operations business segments increased 5% and 6%, respectively, in the current year. For both business segments, the increases in SD&A costs were driven by higher variable costs on sales growth, including sales commissions, performance bonuses, production overtime and distribution costs, and approximately $13 million of incremental operating costs associated with acquired businesses, the majority of which was incurred in the Distribution business segment. As a percentage of Distribution business segment net sales, SD&A expense in the Distribution business segment decreased 160 basis points to 37.2% compared to 38.8% in the prior year driven by operating leverage on sales growth and by the shift in sales mix to hardgoods. As a percentage of All Other Operations business segment net sales, SD&A expense in the All Other Operations business segment decreased 170 basis points to 28.5% compared to 30.2% in the prior year, driven primarily by operating leverage on sales growth in the refrigerants, carbon dioxide and dry ice businesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

Enterprise Information System

On July 5, 2010, the Company began its phased, multi-year rollout of its highly-customized SAP enterprise information system, whereby business units will implement the new system in succession, with the successful conversion of its Safety telesales and hardgoods infrastructure business to SAP. On April 4, 2011, the first regional distribution company successfully converted to SAP. The Company continues to prepare for the implementation of SAP at the remainder of its business units. SAP costs for the current year were $16.4 million as compared to $7.4 million in the prior year, primarily reflecting the post-implementation monitoring, training and operating activities following the rollout of SAP to the Company's Safety telesales and hardgoods infrastructure business, and pre-implementation data conversion and training related to the rollout of SAP to the first regional distribution company. These costs were recorded as SD&A expenses and were not allocated to the Company's business segments. SAP implementation costs for fiscal 2012 to be reflected in SD&A expenses are expected to increase to $36 million as the Company accelerates the rollout of the system to the other regional distribution companies.

Multi-employer Pension Plan Withdrawals

The Company participates, with other employers, in a number of MEPPs providing defined benefits to union employees under the terms of CBAs. Contributions are made to the plans in accordance with those CBAs. The plans generally provide retirement benefits to participants based on their service to contributing employers.

As CBAs came up for renewal, the Company actively negotiated the withdrawal from MEPPs replacing those retirement plans for CBA employees with defined contribution plans. As part of the withdrawal from a MEPP, the Company is required to fund its portion of the MEPP's unfunded pension obligation. The ultimate amount of the withdrawal liability assessed by the MEPP is impacted by a number of factors, including investment returns, benefits levels and continued participation by other employers in the MEPP. The computation of the Company's portion of a plan's unfunded obligation may take up to 24 months for the pension plan administrators to prepare. As a result, the Company has recorded estimated liabilities for these withdrawals based on the latest information available to the Company from the plans. MEPP withdrawal costs for the current year were $4.6 million and related to the ratification of certain CBAs up for renewal as well as revised estimated withdrawal liabilities from two plan administrators. In connection with the renewal of certain labor contracts during the prior year, the Company recognized MEPP withdrawal charges of $6.7 million in the prior year. These charges were reflected in SD&A expenses and were not allocated to the Company's business segments.

Unsolicited Takeover Attempt

On February 11, 2010, Air Products initiated an unsolicited tender offer for all of the Company's outstanding shares of common stock. In connection with this unsolicited takeover attempt, Air Products filed an action against the Company and members of its Board in the Delaware Court of Chancery. In the suit, Air Products sought, among other things, an order declaring that members of the Company's Board breached their fiduciary duties by refusing to negotiate with Air Products. Additionally, a number of purported stockholder class action lawsuits were commenced against the Company and/or the members of the Airgas Board in the Delaware Court of Chancery. These suits, which were later consolidated, alleged, among other things, that the members of the Airgas Board breached their fiduciary duties by refusing to negotiate with Air Products, failing to seek more valuable alternatives and failing to redeem the Company's shareholder rights plan.

Air Products also initiated a proxy contest to elect three directors to Airgas' Board and to amend certain provisions of the Company's By-Laws. At the annual meeting of stockholders of the Company on September 15, 2010, the three nominees of Air Products were elected to the Company's Board of Directors and a majority of the shares voted, though less than 67% of the shares outstanding and entitled to vote, were voted in favor of the By-Law amendments proposed by Air Products. Airgas and certain of its directors initiated an action in the Delaware Court of Chancery alleging that the By-Law amendment requiring that an annual meeting be held on January 18, 2011, only four months after the September 15, 2010 annual meeting, was invalid under both Delaware law and Airgas' charter. In a ruling dated October 8, 2010, the Delaware Court of Chancery ruled that the By-Law amendment was valid. Airgas and the directors involved appealed that ruling to the Supreme Court of Delaware and on November 23, 2010, the Supreme Court of Delaware found that the By-Law amendment was invalid and reversed the judgment of the Court of Chancery.

On February 15, 2011, the Delaware Court of Chancery denied in their entirety all requests for relief by Air Products and by the plaintiffs in the stockholder class action lawsuits, and dismissed with prejudice all claims asserted against the Company and its directors. Air Products promptly terminated its unsolicited tender offer and no appeal of the Court's decision was filed by Air Products or the stockholder plaintiffs.

During the current year, the Company incurred $44.4 million of legal and professional fees and other costs related to Air Products' unsolicited takeover attempt and the related litigation compared to $23.4 million in the prior year. The costs related to the unsolicited takeover attempt were reflected as a separate line item in the Company's Consolidated Statements of Earnings, and were not allocated to the Company's business segments.

Depreciation and Amortization

Depreciation expense of $225 million increased $13 million, or 6%, in the current year as compared to $213 million in the prior year. The increase primarily reflects capital investments in revenue generating assets to support customer demand (such

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

as cylinders and bulk tanks) and $2 million of incremental depreciation expense related to the SAP enterprise information system. Amortization expense of $25 million in the current year increased by $3 million as compared to the prior year reflecting amortization of intangibles acquired during both the current and prior years. Depreciation expense related to the SAP system is expected to increase to $8 million in fiscal 2012 without the benefit of full implementation of the system.

Operating Income

Consolidated operating income of $468 million increased 17% in the current year driven by operating leverage on sales growth which more than offset the impact of costs related to the unsolicited takeover attempt, higher variable costs associated with sales growth, and incremental SAP implementation costs, slightly offset by lower MEPP withdrawal charges. The consolidated operating income margin, which was negatively impacted by significant costs related to the unsolicited takeover attempt, increased to 11.0% from 10.3% in the prior year. Although corporate operating expenses are generally allocated to each business segment based on sales dollars, the Company reports SD&A expenses related to the implementation of its SAP system and the Company's withdrawal from various MEPPs in the other line item in the table below. Additionally, the legal and professional fees and other costs related to the unsolicited takeover attempt are not allocated to the Company's business segments, and are also reflected in the other line item in the table below.

(In thousands)

Operating Income Year Ended March 31,	**2011**	**2010**	Increase	
Distribution	$ 468,295	$ 384,584	$ 83,711	22%
All Other Operations	65,495	52,482	13,013	25%
Other	(65,409)	(37,468)	(27,941)	
	$ 468,381	$ 399,598	$ 68,783	17%

Operating income in the Distribution business segment increased 22% in the current year. The Distribution business segment's operating income margin increased 120 basis points to 12.3% compared to 11.1% in the prior year. The operating income margin increase was driven by operating leverage on sales growth in the current year which more than offset higher variable costs associated with sales growth.

Operating income in the All Other Operations business segment increased 25% compared to the prior year. The All Other Operations business segment's operating income margin of 13.9% was 140 basis points higher than the operating income margin of 12.5% in the prior year. The increase in operating margin was driven primarily by operating leverage on sales growth in the refrigerants, carbon dioxide and dry ice businesses, partially offset by the impact of gross margin compression in the ammonia business.

Interest Expense, Net, Discount on Securitization of Trade Receivables and Losses on the Extinguishment of Debt

Interest expense, net, was $60 million in the current year, representing a decrease of approximately $9 million, or 13%, compared to interest expense, net, and the discount on securitization of trade receivables in the prior year. As a result of a change in accounting treatment effective April 1, 2010 related to the Company's trade receivables securitization program, costs formerly recognized as discount on securitization of trade receivables, which represented the difference between the carrying value of the receivables and the proceeds from their sale, are now reflected as interest expense, consistent with the new accounting treatment. The overall decrease in interest expense, net (including the discount on securitization of trade receivables in the prior year) resulted primarily from lower average debt balances in the current year as compared to aggregate debt and trade receivables securitization balances in the prior year, partially offset by a $2.6 million one-time interest penalty in the current year related to the 7.125% senior subordinated notes due October 1, 2018 (the "2018 Notes").

Interest Penalty

During the current year, the Company incurred a one-time interest penalty to the holders of its 2018 Notes in the amount of $2.6 million related to the late removal of the restrictive legend on these notes. In issuing the 2018 Notes, the Company utilized a newly available technology that has since become obsolete, wherein it was incumbent upon Airgas to remove the restrictive legend from the 2018 Notes at the end of the restricted transfer period. Failure to do so required the payment of an interest penalty to holders of the 2018 Notes, which the Company promptly addressed when it identified the oversight. The Company has classified this penalty as interest expense.

Trade Receivables Securitization

The Company participates in the Securitization Agreement with three commercial banks to which it sells qualifying trade receivables on a revolving basis. The maximum amount of the Securitization Agreement is $295 million. On April 1, 2010, the Company adopted new accounting guidance which affected the presentation of its Securitization Agreement. Under the new guidance, proceeds received under the Securitization Agreement are treated as secured borrowings, whereas previously they were treated as proceeds from the sale of trade receivables. Furthermore, the new accounting treatment resulted in the recognition of both the trade receivables securitized under the agreement and the borrowings they collateralize on the Company's Consolidated Balance Sheet, which led to a $295 million increase in trade receivables and long-term debt. There was no impact to the Company's consolidated net earnings as a result of the change in accounting principle. Additionally, the Company's debt covenants were not impacted by the balance sheet recognition of the borrowings under the new accounting guidance, as

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AIRGAS, INC. AND SUBSIDIARIES

borrowings under the Securitization Agreement were already factored into the debt covenant calculations.

Financing and Losses on the Extinguishment of Debt

On September 13, 2010, the Company entered into a new four-year $750 million revolving credit facility (the "Credit Facility"). In connection with the entry into the Credit Facility, the Company terminated its $1.7 billion credit facility (the "Prior Credit Facility"), which was scheduled to mature on July 25, 2011. All obligations outstanding under the Prior Credit Facility were repaid using proceeds of the Credit Facility and other funds. As a result of the early termination of the Prior Credit Facility, the Company recognized a loss of $0.6 million associated with the write-off of unamortized debt issuance costs.

Additionally, during the current year, the Company repurchased $30 million of its 2018 Notes at an average price of 110.6% of the principal. In conjunction with the repurchase of the 2018 Notes, the Company recognized losses on the early extinguishment of debt of $3.6 million. The losses reflected the redemption premiums as well as the write-off of associated unamortized debt issuance costs. In connection with the prior year repurchase of $154 million of the 2018 Notes and the redemption in full of the $150 million 6.25% senior subordinated notes due July 15, 2014 (the "2004 Notes"), the Company recognized losses on the early extinguishment of debt of $17.9 million in the prior year. The losses related to the redemption premiums and the write-off of unamortized debt issuance costs.

Stock Repurchase Program

In February 2011, the Company's Executive Committee of the Board of Directors approved a stock repurchase program that provided the Company with the authorization to repurchase up to $300 million of its common stock. By March 31, 2011, 4.8 million shares had been repurchased for $300 million.

Income Tax Expense

The effective income tax rate was 38.5% of pre-tax earnings in the current year compared to 37.5% in the prior year. The lower tax rate for the prior year reflects the impact of tax benefits of $2.2 million associated with the reorganization of certain facilities within the All Other Operations business segment and the recognition of previously unrecognized tax benefits associated with uncertain tax positions. The Company expects the effective income tax rate for fiscal 2012 to be between 38.0% and 39.0% of pre-tax earnings.

Net Earnings

Net earnings were $250 million, or $2.93 per diluted share, compared to $196 million, or $2.34 per diluted share, in the prior year. The current year's net earnings include costs related to the unsolicited takeover attempt of $44.4 million ($28.0 million after tax) or $0.33 per diluted share, charges related to withdrawals from MEPPs of $4.6 million ($2.8 million after tax) or $0.03 per diluted share, losses related to the early extinguishment of debt of $4.2 million ($2.6 million after tax) or $0.03 per diluted share and costs related to the one-time interest penalty of $2.6 million ($1.7 million after tax) or $0.02 per diluted share. The prior year's net earnings include costs related to the unsolicited takeover attempt of $23.4 million ($14.8 million after tax) or $0.18 per diluted share, charges related to withdrawals from MEPPs of $6.7 million ($4.1 million after tax) or $0.05 per diluted share, losses related to the early extinguishment of debt of $17.9 million ($11.3 million after tax) or $0.14 per diluted share and a one-time income tax benefit of $2.2 million or $0.03 per diluted share.

Results of Operations: 2010 Compared to 2009

Overview

Airgas had net sales for fiscal 2010 of $3.9 billion compared to $4.4 billion for the fiscal year ended March 31, 2009 ("fiscal 2009"). The fiscal 2010 net sales reflected a challenging sales environment due to the economic downturn in the U.S. For fiscal 2010, net sales decreased by 11% driven by a decline in same-store sales offset slightly by the impact of current and prior year acquisitions. The decline in same-store sales contributed 14% to the decrease in total sales, driven by a 13% decrease in sales volume and a 1% decrease in pricing. Acquisitions contributed sales growth of 3% for fiscal 2010. Lower sales volumes reflected the effects of the economic recession in the U.S. and decreased demand, especially in the first three quarters of fiscal 2010, across all customer and geographic segments. Steep declines in the Company's selling price to customers in response to price reductions from the Company's suppliers for ammonia and filler metals accounted for the majority of the pricing decline. The Company's strategic products and related growth initiatives helped to somewhat mitigate the impact of the economic downturn.

Operating income margin declined 170 basis points to 10.3% in fiscal 2010 compared to 12.0% in fiscal 2009. The decline in the fiscal 2010 operating income margin reflected the impact of lower sales as well as $23.4 million in costs related to the Air Products' unsolicited takeover attempt and $6.7 million in MEPP withdrawal charges, partially offset by the impact of cost reduction and operating efficiency initiatives and a favorable sales mix shift from hardgoods to gas and rent sales. The costs related to the unsolicited takeover attempt and the MEPP charges accounted for 80 basis points (44%) of the decline in operating income margin. Net earnings per diluted share fell 25% to $2.34 in fiscal 2010 versus $3.12 in fiscal 2009. The results reflect lower operating income as well as losses on the extinguishment of debt of $17.9 million, partially offset by lower borrowing costs in fiscal 2010 and a $2.2 million or $0.03 per diluted share income tax benefit associated with the reorganization of certain facilities within the All Other Operations business segment. The costs related to the unsolicited takeover attempt, MEPP charges and debt extinguishment charges accounted for over half of the decline in net earnings per diluted share.

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AIRGAS, INC. AND SUBSIDIARIES

Multi-employer Pension Plan Withdrawal

In connection with the renewal of certain CBAs during fiscal 2010, the Company negotiated its withdrawal from participation in underfunded MEPPs and will instead contribute to a defined contribution plan for the affected union employees. Ratification of the CBAs led to $6.7 million in MEPP withdrawal charges during fiscal 2010. During fiscal 2009, the Company incurred $2.0 million in MEPP withdrawal charges.

Cost Reduction and Operating Efficiency Initiatives

In response to the economic downturn, the Company reacted quickly and effectively to mitigate the impact of declining sales. Between December 2008 and September 2009, the Company fully implemented $57 million of annualized expense reductions, which were in addition to $10 million of annualized savings in fiscal 2010 from ongoing efficiency initiatives.

Financing and Losses on the Extinguishment of Debt

In September 2009, the Company issued $400 million of 4.50% senior notes due September 15, 2014 (the "2014 Notes"). Additionally, in March 2010, the Company issued $300 million of 2.85% senior notes due October 1, 2013 (the "2013 Notes"). The net proceeds from both offerings were used to repay debt under the Company's Prior Credit Facility. Additionally, in March 2010, the Company signed a two year, $295 million securitization agreement replacing the previous $345 million agreement that was expiring.

In October 2009, the Company redeemed in full its $150 million 2004 Notes at a premium of 103.125% of the principal amount with borrowings under the Company's Prior Credit Facility. In conjunction with the redemption of the 2004 Notes, the Company recognized a loss on the early extinguishment of debt of $6.1 million. Also during fiscal 2010, the Company repurchased $154 million of its 2018 Notes at an average price of 106.4%. In conjunction with the repurchase of the 2008 Notes, the Company recognized losses on the early extinguishment of debt of $11.8 million. As a result of the redemption of the 2004 Notes and the repurchases of the 2018 Notes, the Company recognized total losses on the early debt extinguishment of $17.9 million. The losses reflected the redemption premiums as well as writing-off the associated unamortized debt issuance costs.

Income Statement Commentary—
Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Net Sales

Net sales decreased 11% in fiscal 2010 compared to fiscal 2009 driven by a same-store sales decline of 14% partially offset by incremental sales of 3% contributed by acquisitions. Gas and rent same-store sales declined 10% and hardgoods same-store sales declined 20%. Same-store sales were driven by volume declines of 13% and a 1% price decline. Strategic products account for about 40% of revenues. In the aggregate, strategic products declined 6% on a same-store sales basis in fiscal 2010 compared to fiscal 2009 with growth in medical gases offset by declines in all other strategic product categories.

(In thousands) **Net Sales** **Year Ended March 31,**	**2010**	**2009**	Decrease	
Distribution	$ 3,478,475	$ 3,930,400	$ (451,925)	-11%
All Other Operations	420,941	457,329	(36,388)	-8%
Intercompany eliminations	(24,263)	(26,250)	1,987	
	$ 3,875,153	$ 4,361,479	$ (486,326)	-11%

Distribution business segment sales decreased 11% compared to fiscal 2009 with a decline in same-store sales of 12%, slightly offset by incremental sales of 1% contributed by fiscal 2010 and fiscal 2009 acquisitions. The Distribution business segment's gas and rent same-store sales declined 8% driven entirely by volumes. Hardgoods same-store sales declined 20% driven by volume declines of 19% and a 1% pricing decline. Hardgoods as well as gas and rent volumes were negatively impacted by the general slowdown in economic activity and customers delaying or deferring capital projects.

Sales of strategic gas products sold through the Distribution business segment declined 4%. Among strategic gas products, bulk gas sales were down 5% due to the impact of production slowdowns in the metal fabrication and steel customer segments, as well as reduced activity from oil field service customers. The decline in bulk gas sales related to these customer segments was partially offset by growth in sales of bulk nitrogen for food-freezing applications. Sales of medical gases grew 2% as a result of new business signings, which were partially offset by slowing in overall demand for medical gases used in elective and non-critical medical procedures. Specialty gas sales declined 9% as a result of a general softening in demand in the chemicals processing industry as well as strong sales of high-value rare gases in fiscal 2009.

Sales of core industrial gases, which experienced the sharpest volume declines, were down 15% for fiscal 2010, while the related rental revenues were down only 4%. However, revenues from the Company's rental welder business experienced a 21% decline in same-store sales as compared to fiscal 2009.

Distribution hardgoods same-store sales declined 20% driven by volume declines of 19% and a 1% pricing decline. Sales of safety products decreased 9% in fiscal 2010 resulting from plant shutdowns, shift reductions and relatively high unemployment levels. The Company's Radnor® private label line was down 16% for fiscal 2010 driven by the overall drop in hardgoods volumes.

The All Other Operations business segment sales decreased 8% compared to fiscal 2009 with a 17% decline in same-store sales offset by incremental sales of 9% contributed by acquisitions, primarily the fiscal 2009 acquisition related to the

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AIRGAS, INC. AND SUBSIDIARIES

refrigerants business. The decline in same-store sales reflects lower pricing for ammonia products, a decline in carbon dioxide and dry ice volumes, and reduced refrigerant volumes. After a significant run-up in the costs of ammonia products in the first half of fiscal 2009, ammonia costs from suppliers suddenly dropped in the fourth quarter of fiscal 2009, while pricing to customers initially remained stable. Progressing through fiscal 2010, pricing to customers has been under increasing pressure contributing to the same-store sales decline, while the cost of ammonia from suppliers has been rising. Reduced carbon dioxide volumes reflect weakness in the beverage carbonation customer segment. Dry ice volumes were impacted by a decline in the airline services customer segment and strong fiscal 2009 sales during the second quarter in the wake of major hurricanes. Refrigerants volume declined primarily due to mild summer weather in the eastern U.S. along with customers' deferral of HVAC maintenance and conversion projects in light of the economic downturn.

Gross Profits (Excluding Depreciation)

Consolidated gross profits (excluding depreciation) decreased 8% principally due to a same-store sales decline offset by an expansion of gross profit margins (excluding depreciation). The consolidated gross margin (excluding depreciation) in fiscal 2010 increased 220 basis points to 55.4% compared to 53.2% in fiscal 2009 primarily driven by margin expansion in the Distribution business segment resulting from a favorable shift in sales mix.

(In thousands)

Gross Profits (Excluding Depreciation) Year Ended March 31,	**2010**	**2009**	Decrease	
Distribution	$ 1,948,868	$ 2,122,407	$ (173,539)	-8%
All Other Operations	198,419	199,184	(765)	0%
	$ 2,147,287	$ 2,321,591	$ (174,304)	-8%

The Distribution business segment's gross profits (excluding depreciation) decreased 8% compared to fiscal 2009. The Distribution business segment's gross profit margin (excluding depreciation) was 56.0% versus 54.0% in fiscal 2009. The 200 basis point increase in the gross profit margin (excluding depreciation) largely reflects the favorable shift in product mix toward gas and rent, which carry higher gross profit margins (excluding depreciation) than hardgoods. As a percentage of the Distribution business segment's sales, gas and rent increased to 60.8% in fiscal 2010 as compared to 57.2% in fiscal 2009.

The All Other Operations business segment's gross profits (excluding depreciation) were consistent with fiscal 2009 as a result of lower same-store sales offset by acquisitions (primarily the fiscal 2009 acquisition in the refrigerants business) and margin expansion in the ammonia business. The All Other Operations business segment's gross profit margin (excluding depreciation) increased 350 basis points to 47.1% versus 43.6% in fiscal 2009. The year-over-year improvement in the All Other Operations business segment's gross profit margin (excluding depreciation) was driven by the margin improvement in the ammonia business. The improved ammonia margin reflects the impact of the fourth quarter of fiscal 2009 drop in the cost of ammonia and a lag in a corresponding drop in the selling price to customers. Throughout fiscal 2010, ammonia margins declined as customer pricing fell in line with product costs. Product mix also contributed to the margin improvement.

Operating Expenses

SD&A expenses declined $87 million (5%) as compared to fiscal 2009 resulting from a $120 million decline in operating costs partially offset by approximately $33 million of incremental operating costs associated with acquired businesses. The $120 million decrease in operating costs reflects lower variable costs due to the decline in sales and the benefits from the Company's cost reduction and operating efficiency initiatives. Also included in the fiscal 2010 SD&A expenses are $7.4 million in SAP implementation costs and $6.7 million related to withdrawals from MEPPs, which were not allocated to the business segments and are included within the other line item in the table below. Fiscal 2009 SD&A expenses included $5.8 million in SAP implementation costs and $2.0 million related to withdrawals from MEPPs. As a percentage of net sales, SD&A expense increased 230 basis points to 38.4% compared to 36.1% in fiscal 2009 reflecting the overall decline in sales and the shift in sales mix to gas and rent, which carry higher operating expenses in relation to sales and corresponding higher gross margins.

(In thousands)

SD&A Expenses Year Ended March 31,	**2010**	**2009**	Increase/ (Decrease)	
Distribution	$ 1,348,022	$ 1,441,932	$ (93,910)	-7%
All Other Operations	127,250	126,149	1,101	1%
Other	14,033	7,847	6,186	
	$ 1,489,305	$ 1,575,928	$ (86,623)	-5%

During the fourth quarter of fiscal 2010, the Company incurred $23.4 million of legal and professional fees in response to Air Products' unsolicited takeover attempt and accompanying litigation, which principally represented up-front accruals for the minimum obligations to the Company's advisors.

Depreciation expense of $213 million increased $15 million (7%) as compared to fiscal 2009. Acquired businesses added approximately $2 million to depreciation expense. The remaining increase primarily reflected the two new air separation units in New Carlisle, Indiana and Carrollton, Kentucky, which came on-line in late fiscal 2009 and early fiscal 2010, respectively. Depreciation expense for fiscal 2010 also reflects capital investments in revenue generating assets to support customer demand, such as cylinders, bulk tanks and rental welders, and infrastructure spending on cylinder fill plants and branch locations. Amortization expense of $22 million was $1 million (2%) lower than fiscal 2009 primarily due to lower amortization of acquired customer lists and non-compete agreements due to reduced acquisition activity.

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AIRGAS, INC. AND SUBSIDIARIES

Operating Income

Consolidated operating income of $400 million decreased 24% in fiscal 2010 on lower sales and charges of $23.4 million related to the unsolicited takeover attempt, $6.7 million in MEPP withdrawal charges and costs of $7.4 million associated with the Company's SAP implementation, all of which were partially offset by gross profit margin (excluding depreciation) expansion and the benefits from the Company's cost reduction and operating efficiency initiatives. In fiscal 2009, the Company recognized $2.0 million of MEPP withdrawal charges and $5.8 million in costs related to the SAP implementation. The operating income margin decreased 170 basis points to 10.3% compared to 12.0% in fiscal 2009; of the decline, 80 basis points was the result of the costs related to the unsolicited takeover attempt and MEPP withdrawal charges.

(In thousands)

Operating Income Year Ended March 31,	**2010**	**2009**	Decrease	
Distribution	$ 384,584	$ 477,217	$ (92,633)	-19%
All Other Operations	52,482	55,498	(3,016)	-5%
Other	(37,468)	(7,847)	(29,621)	
	$ 399,598	$ 524,868	$ (125,270)	-24%

Operating income in the Distribution business segment decreased 19% in fiscal 2010. The Distribution business segment's operating income margin decreased 100 basis points to 11.1% compared to 12.1% in fiscal 2009. The operating income margin decline was driven primarily by lower sales and was partially offset by favorable mix-driven gross profit margin (excluding depreciation) expansion and the Company's cost reduction and operating efficiency initiatives that were implemented in response to the economic downturn.

Operating income in the All Other Operations business segment decreased 5% compared to fiscal 2009 mainly as a result of lower same-store sales partially offset by acquisition growth (primarily the fiscal 2009 acquisition in the refrigerants business). The business segment's operating income margin of 12.5% was 40 basis points higher than the operating income margin of 12.1% in fiscal 2009. The increase in operating income margin was driven principally by gross margin expansion in the ammonia business.

Interest Expense, Net, and Discount on Securitization of Trade Receivables

Interest expense, net, and the discount on securitization of trade receivables totaled $69 million representing a decrease of $26 million, or 28%, compared to fiscal 2009. The decrease resulted from lower weighted-average interest rates related to the Company's variable rate debt instruments, the Company's redemption of higher interest rate notes, as well as lower average debt levels from the pay down during fiscal 2010 of approximately $268 million of debt and borrowings under the trade receivables securitization.

The discount on the securitization of trade receivables represents the difference between the carrying value of the receivables and the proceeds from their sale. The amount of the discount varies on a monthly basis depending on the amount of receivables sold and market rates.

Losses on the Extinguishment of Debt

During fiscal 2010, the Company redeemed in full the $150 million of 2004 Notes at a price of 103.125% of the principal amount. Additionally, the Company repurchased approximately $154 million of its 2018 Notes at an average price of 106.4%. In conjunction with these transactions, the Company recognized losses on the early extinguishment of debt of $17.9 million. The losses related to the redemption premiums and the write-off of unamortized debt issuance costs.

Income Tax Expense

The effective income tax rate in fiscal 2010 was 37.5% of pre-tax earnings compared to 39.2% in fiscal 2009. The lower tax rate for fiscal 2010 reflects the impact of tax benefits of $2.2 million associated with the reorganization of certain facilities within the All Other Operations business segment and the recognition of previously unrecognized tax benefits associated with uncertain tax positions.

Net Earnings

Net earnings were $196 million, or $2.34 per diluted share, compared to $261 million, or $3.12 per diluted share, in fiscal 2009. Net earnings for fiscal 2010 include costs related to the unsolicited takeover attempt of $23.4 million ($14.8 million after tax) or $0.18 per diluted share, losses related to the early extinguishment of debt of $17.9 million ($11.3 million after tax) or $0.14 per diluted share and charges related to withdrawals from MEPPs of $6.7 million ($4.1 million after tax) or $0.05 per diluted share, slightly offset by an income tax benefit of $2.2 million or $0.03 per diluted share.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities was $275 million in fiscal 2011 compared to $600 million in fiscal 2010 and $583 million in fiscal 2009. The reduction in net cash provided by operating activities during fiscal 2011 was principally driven by the new accounting treatment for the Company's Securitization Agreement, which resulted in a $295 million use of cash in operating activities and a corresponding source of cash in financing activities in the current year. On April 1, 2010, the Company adopted new accounting guidance which affected the presentation of its trade receivables securitization program. Under the new guidance, proceeds received under the securitization are treated as secured borrowings, which are classified as a financing activity on the Consolidated Statement of Cash Flows, whereas previously they were treated as proceeds from the sale of trade receivables, which were classified as an operating activity on the Consolidated Statement of Cash Flows. Furthermore, the new accounting treatment resulted in the recognition of both the trade receivables securitized under the program and the borrowings they collateralize on the Company's Consolidated Balance

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

Sheet, which led to a $295 million increase in trade receivables and long-term debt as of April 1, 2010. Accordingly, $295 million in new borrowings under the Securitization Agreement were classified as sources of cash under financing activities on the Company's Consolidated Statement of Cash Flows. Prior to April 1, 2010, these borrowings were treated as proceeds from the sale of trade receivables and reflected net of collections on the Consolidated Statement of Cash Flows as operating activities. Additionally, the $295 million increase in trade receivables was classified as a use of cash from operating activities.

The Company's underlying business activities generated strong operating cash flows during fiscal 2011. Net earnings adjusted for non-cash and non-operating items provided cash of $598 million in fiscal 2011 versus $541 million in fiscal 2010 and $605 million in fiscal 2009. Adjusted cash from operations*, which essentially removes the impact of the fiscal 2011 change in accounting principle noted above and cash expenditures related to the Air Products unsolicited takeover attempt in fiscal 2011 and fiscal 2010 from the Company's net cash provided by operating activities, was $617 million in the current year as compared to $648 million in the prior year. The fiscal 2011 decline in the adjusted cash from operations* reflected higher working capital requirements as a result of improving sales. Improving sales drove higher trade receivable and inventory levels as trade receivable collection rates and Days Sales Outstanding metrics improved slightly year over year, while inventory turns remained relatively consistent for both the current and prior year. Likewise, free cash flow* of $387 million in the current year decreased from $412 million in the prior year for principally the same reasons.

Net cash used in investing activities during fiscal 2011 totaled $262 million and primarily consisted of cash used for capital expenditures. Capital expenditures were 6.0% of sales in fiscal 2011 as compared to 6.5% of sales in fiscal 2010 and 8.1% in fiscal 2009. Capital expenditures in all three fiscal years reflected investments in revenue generating equipment, such as cylinders and bulk tanks, as well as the development of the Company's highly customized SAP system. Capital expenditures in fiscal 2009 also reflected the completion of major capital projects, such as the New Carlisle, Indiana air separation unit and the carbon dioxide plant in Deer Park, Texas. Capital spending in fiscal 2010 reflected the completion of the Carrollton, Kentucky air separation unit. Capital expenditures in fiscal 2012 are expected to remain at approximately 6.0% of sales. Cash used in investing activities decreased $61 million from fiscal 2010 and $348 million from fiscal 2009 as a result of lower capital expenditures and fewer acquisition-related activities. During fiscal 2011, the Company paid $21 million to acquire eight businesses and settle holdback liabilities. The largest of the businesses acquired was Conley Gas, Ltd., a supplier of pure gases to the specialty gas industry, with historical annual sales of approximately $9 million. In fiscal 2010, the Company made acquisition-related cash payments of $81 million primarily associated with the purchase of six businesses, the largest of which was Tri-Tech, a Florida-based industrial gas and welding supply distributor with approximately $31 million in historical annual sales. During fiscal 2009, the Company paid $274 million to acquire 14 businesses, the largest of which was Refron, Inc., a distributor of refrigerant gases with historical annual sales of $93 million, and to settle acquisition holdback liabilities.

Financing activities used cash of $3 million in fiscal 2011 and $278 million in fiscal 2010. Financing activities provided cash of $31 million in fiscal 2009. As noted in the Financial Instruments section below, during fiscal 2011, the Company engaged in refinancing activities, which extended its average debt maturity to 3.6 years at March 31, 2011. In addition to refinancing its Prior Credit Facility, the Company also issued $250 million of 3.25% senior notes during fiscal 2011. The Company also authorized and completed a share repurchase plan in its fiscal fourth quarter, purchasing 4.8 million shares of treasury stock for $300 million. The treasury stock purchases were financed under the Credit Facility. The change in accounting principle for the Securitization Agreement noted above was reflected in proceeds from borrowings, but had no impact on the Company's net cash position. Absent the change in accounting principle, the Company borrowed a net $36 million during fiscal 2011. During fiscal 2010, the Company redeemed in full its $150 million 6.25% senior notes and purchased a significant portion of its 7.125% senior subordinated notes. Also in fiscal 2010, the Company issued $400 million of 4.5% senior notes and $300 million of 2.85% senior notes, using the net proceeds from both offerings to pay down its Prior Credit Facility. The Company repaid a net $254 million of debt during fiscal 2010. During fiscal 2009, the Company issued $400 million of 7.125% senior subordinated notes using the proceeds to pay down its Prior Credit Facility. The Company also purchased 2.4 million treasury shares for $120 million and completed a share repurchase plan in fiscal 2009. The Company also increased its per share dividend payouts to stockholders by 33% in fiscal 2011 and by 36% in fiscal 2010.

Dividends

The Company paid its stockholders quarterly cash dividends of $0.22 per share at the end of the first quarter and $0.25 per share at end of the second and third quarters of fiscal 2011. In the fourth quarter of fiscal 2011, the Company paid dividends of $0.29 per share. On May 17, 2011, the Company's Board of Directors declared a cash dividend of $0.29 per share, which is payable on June 30, 2011 to the stockholders of record as of June 15, 2011. During fiscal 2010, the Company paid regular quarterly cash dividends of $0.18 per share at the end of each of the first three quarters and $0.22 in the fourth quarter. During fiscal 2009, the Company paid regular quarterly cash dividends of $0.12 per share at the end of each of the first two quarters and $0.16 per share in the third and fourth quarters. Future dividend declarations and associated amounts paid will depend upon the Company's earnings, financial condition, loan

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AIRGAS, INC. AND SUBSIDIARIES

covenants, capital requirements and other factors deemed relevant by management and the Company's Board of Directors.

Financial Instruments

Senior Subordinated Note Redemption

During fiscal 2011, the Company repurchased $30 million of its 2018 Notes at an average price of 110.6%. Losses on the early extinguishment of the 2018 Notes were $3.6 million for the year ended March 31, 2011 and related to the redemption premiums and write-off of unamortized debt issuance costs. During fiscal 2010, the Company repurchased $155 million of its 2018 Notes and redeemed in full the $150 million of 2004 Notes. The Company recognized losses on the early extinguishment of debt of $17.9 million in fiscal 2010. The losses related to the redemption premiums and the write-off of unamortized debt issuance costs.

Senior Credit Facility

On September 13, 2010, the Company entered into its new four-year $750 million Credit Facility. The Credit Facility consists of a $650 million U.S. dollar revolving credit line and a $100 million (U.S. dollar equivalent) multi-currency revolving credit line. The maturity date of the revolving credit lines is September 13, 2014. Under circumstances described in the Credit Facility, the revolving credit line may be increased by an additional $325 million, provided that the multi-currency revolving credit line may not be increased by more than an additional $50 million.

In connection with the entry by the Company into the Credit Facility, on September 13, 2010, the Company terminated its Prior Credit Facility, a senior credit facility with an aggregate commitment of $1.7 billion. All obligations under the Prior Credit Facility (including the term loans) were repaid in full using proceeds of the Credit Facility and other funds. As a result of the termination of the Prior Credit Facility, the Company recorded a loss on the early extinguishment of debt of $0.6 million for the year ended March 31, 2011 related to the write-off of unamortized debt issuance costs.

As of March 31, 2011, the Company had $374 million of borrowings under the Credit Facility, including $331 million under the U.S. dollar revolver and $43 million under the multi-currency revolver. The Company also had outstanding letters of credit of $41 million issued under the Credit Facility. The U.S. dollar revolver borrowings bear interest at the London Interbank Offered Rate ("LIBOR") plus 212.5 basis points. The multi-currency revolver bears interest based on a spread of 212.5 basis points over the Euro currency rate applicable to each foreign currency borrowing. As of March 31, 2011, the average effective interest rates on the U.S. dollar revolver and the multi-currency revolver were 2.31% and 2.87%, respectively.

The Company also maintains a committed revolving line of credit of up to €5.0 million (U.S. $7.1 million) to fund its expansion into France. These revolving credit borrowings are outside of the Company's Credit Facility. At March 31, 2011, French revolving credit borrowings were €2.9 million (U.S. $4.1 million). The variable interest rates on the French revolving credit borrowings are based on the Euro currency rate plus 212.5 basis points. As of March 31, 2011, the effective interest rate on the French revolving credit borrowings was 2.98%. The French revolving line of credit was amended in February 2011 to extend the maturity date to December 31, 2011 and increase the borrowing capacity.

At March 31, 2011, the Credit Facility's financial covenant did not restrict the Company's ability to borrow on the unused portion of the Credit Facility. The Credit Facility contains customary events of default, including nonpayment and breach of covenants. In the event of default, repayment of borrowings under the Credit Facility may be accelerated. The Company's Credit Facility also contains cross-default provisions whereby a default under the Credit Facility could result in defaults under the senior and senior subordinated notes discussed below.

Total Borrowing Capacity

As of March 31, 2011, $335 million remained unused under the Company's Credit Facility. The Company believes that it has sufficient liquidity from cash from operations and under its revolving credit facilities to meet its working capital, capital expenditure and other financial commitments. The financial covenant under the Company's Credit Facility requires the Company to maintain a leverage ratio not higher than 3.5. The leverage ratio is a contractually defined amount principally reflecting debt and, historically, the amounts outstanding under the Securitization Agreement divided by a contractually defined Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") for the trailing twelve-month period with pro forma adjustments for acquisitions. The financial covenant calculations of the Credit Facility include the pro forma results of acquired businesses. Therefore, total borrowing capacity is not reduced dollar-for-dollar with acquisition financing. The leverage ratio measures the Company's ability to meet current and future obligations. At March 31, 2011, the Company's leverage ratio was 2.4.

The Company continually evaluates alternative financing and believes that it can obtain financing on reasonable terms. The terms of any future financing arrangements depend on market conditions and the Company's financial position at that time.

Money Market Loans

The Company has an agreement with a financial institution that provides access to short-term advances not to exceed $35 million. The agreement expires on December 1, 2011, but may be extended subject to renewal provisions contained in the agreement. The advances are generally overnight or for up to seven days. The amount, term and interest rate of an advance are established through mutual agreement with the financial institution when the Company requests such an advance. At March 31, 2011, there were no advances outstanding under the agreement.

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AIRGAS, INC. AND SUBSIDIARIES

The Company also has an agreement with another financial institution that provides access to additional short-term advances not to exceed $35 million. The advances may be for one to six months with rates at a fixed spread over the corresponding LIBOR. At March 31, 2011, there were no advances outstanding under the agreement.

Senior Notes

On September 30, 2010, the Company issued $250 million of 3.25% senior notes due October 1, 2015 (the "2015 Notes"). The 2015 Notes were issued at a discount and yield 3.283%. The net proceeds from the sale of the 2015 Notes were used to reduce borrowings under the Company's revolving credit line under the Credit Facility. Interest on the 2015 Notes is payable semi-annually on April 1 and October 1 of each year. Additionally, the Company has the option to redeem the 2015 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

At March 31, 2011, the Company had $400 million outstanding of the 2014 Notes. The 2014 Notes were issued at a discount and yield 4.527%. Interest on the 2014 Notes is payable semi-annually on March 15 and September 15 of each year. Additionally, the Company has the option to redeem the 2014 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

At March 31, 2011, the Company had $300 million outstanding of the 2013 Notes. The 2013 Notes were issued at a discount and yield 2.871%. Interest on the 2013 Notes is payable semi-annually on April 1 and October 1 of each year. Additionally, the Company has the option to redeem the 2013 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

The 2013, 2014 and 2015 Notes contain covenants that could restrict the incurrence of liens and limit sale and leaseback transactions.

Senior Subordinated Notes

At March 31, 2011, the Company had $215 million of its 2018 Notes outstanding. The 2018 Notes bear interest at a fixed annual rate of 7.125%, payable semi-annually on October 1 and April 1 of each year. The 2018 Notes have a redemption provision, which permits the Company, at its option, to call the 2018 Notes at scheduled dates and prices. The first scheduled optional redemption date is October 1, 2013 at a price of 103.563% of the principal amount.

During the year ended March 31, 2011, the Company incurred a one-time interest penalty payable to holders of the 2018 Notes in the amount of $2.6 million related to the late removal of the restrictive legend on these notes. The Company has classified these charges as interest expense.

Acquisition and Other Notes

The Company's long-term debt also includes acquisition and other notes, principally consisting of notes issued to sellers of businesses acquired, which are repayable in periodic installments. At March 31, 2011, acquisition and other notes totaled $9.9 million with an average interest rate of approximately 6% and an average maturity of approximately one year.

Trade Receivables Securitization

The Company participates in the Securitization Agreement with three commercial banks to which it sells qualifying trade receivables on a revolving basis. Effective April 1, 2010 under new accounting guidance, the Company's sale of qualified trade receivable is now accounted for as a secured borrowing under which qualified trade receivables collateralize amounts borrowed from the commercial banks. Trade receivables that collateralize the Securitization Agreement are held in a bankruptcy-remote special purpose entity, which is consolidated for financial reporting purposes. Qualified trade receivables in the amount of the outstanding borrowing under the Securitization Agreement are not available to the general creditors of the Company. The maximum amount of the Securitization Agreement is $295 million and it bears interest at approximately LIBOR plus 80 basis points. At March 31, 2011, the amount of outstanding borrowing under the Securitization Agreement has been classified as long-term debt on the Consolidated Balance Sheet. Amounts borrowed under the Securitization Agreement could fluctuate monthly based on the Company's funding requirements and the level of qualified trade receivables available to collateralize the Securitization Agreement. The Securitization Agreement expires in March 2013 and contains customary events of termination, including standard cross default provisions with respect to outstanding debt. The amount of outstanding borrowing under the Securitization Agreement at March 31, 2011 was $295 million.

Interest Rate Derivatives

The Company manages its exposure to changes in market interest rates. The Company's involvement with derivative instruments is limited to a) highly effective interest rate swap agreements used to manage well-defined interest rate risk exposures and b) treasury rate lock agreements used to fix the interest rate related to forecasted debt issuances. The Company monitors its positions and credit ratings of its counterparties and does not anticipate non-performance by the counterparties. Interest rate swap and treasury rate lock agreements are not entered into for trading purposes. The Company recognizes derivative instruments as either assets or liabilities at fair value on the Consolidated Balance Sheet. At March 31, 2011, the Company was party to a total of five interest rate swap agreements with an aggregate notional amount of $300 million.

The Company designates fixed interest rate swap agreements as cash flow hedges of interest payments on variable-rate debt associated with the Company's Securitization Agreement. For

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AIRGAS, INC. AND SUBSIDIARIES

derivative instruments designated as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income ("AOCI") and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative instruments representing hedge ineffectiveness are recognized in current earnings.

During fiscal 2011, fixed interest rate swaps with an aggregate notional amount of $250 million matured and at March 31, 2011, the Company was not party to any fixed interest rate swap agreements.

For the year ended March 31, 2011, the fair value of the liability for the fixed interest rate swap agreements decreased and the Company recorded a corresponding adjustment to AOCI of $4.0 million, or $2.7 million after tax. For the year ended March 31, 2010, the fair value of the liability for the fixed interest rate swap agreements decreased and the Company recorded a corresponding adjustment to AOCI of $8.6 million, or $5.6 million after tax. The amount of gain or loss recorded in earnings as a result of hedge ineffectiveness related to the designated cash flow hedges was immaterial for the years ended March 31, 2011, 2010 and 2009.

In anticipation of the issuance of the 2015 Notes, the Company entered into a treasury rate lock agreement in July 2010, with a notional amount of $100 million, maturing on September 8, 2010. The treasury rate lock agreement was designated as a cash flow hedge of the semi-annual interest payments associated with the forecasted issuance of the 2015 Notes. When the treasury rate lock agreement matured, the Company incurred a loss of $2.6 million ($1.6 million after tax) which is reported as a component of AOCI and will be reclassified into earnings over the term of the 2015 Notes. For the year ended March 31, 2011, $258 thousand of the loss on the treasury rate lock was reclassified to interest expense. At March 31, 2011, the estimated loss recorded in AOCI on the treasury rate lock agreement that is expected to be reclassified into earnings within the next twelve months is $326 thousand, net of tax.

The Company also has variable interest rate swap agreements, which are designated as fair value hedges. For derivative instruments designated as fair value hedges, the gain or loss on the derivative as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in current earnings.

At March 31, 2011, the Company had five variable interest rate swaps outstanding with a notional amount of $300 million. These variable interest rate swaps effectively convert the Company's $300 million of fixed rate 2013 Notes to variable rate debt. At March 31, 2011, these swap agreements required the Company to make variable interest payments based on a weighted average forward rate of 2.17% and receive fixed interest payments from the counterparties based on a fixed rate of 2.85%. The maturity of these fair value swaps coincides with the maturity date of the Company's 2013 Notes in October 2013. During the year ended March 31, 2011, the fair value of the variable interest rate swaps increased by $5.7 million to an asset of $5.1 million and was recorded in other non-current assets. The corresponding increase in the carrying value of the 2013 Notes caused by the hedged risk was $5.6 million and was recorded in long-term debt. The Company records the gain or loss on the hedged item (i.e., the 2013 Notes) and the gain or loss on the variable interest rate swaps in interest expense. The net gain or loss recorded in earnings as a result of hedge ineffectiveness related to the designated fair value hedges was immaterial for the years ended March 31, 2011 and 2010.

The Company measures the fair value of its interest rate swaps using observable market rates to calculate the forward yield curves used to determine expected cash flows for each interest rate swap agreement. The discounted present values of the expected cash flows are calculated using the same forward yield curve. The discount rate assumed in the fair value calculations is adjusted for non-performance risk, dependent on the classification of the interest rate swap as an asset or liability. If an interest rate swap is a liability, the Company assesses the credit and non-performance risk of Airgas by determining an appropriate credit spread for entities with similar credit characteristics as the Company. If, however, an interest rate swap is in an asset position, a credit analysis of counterparties is performed assessing the credit and non-performance risk based upon the pricing history of counterparty specific credit default swaps or credit spreads for entities with similar credit ratings to the counterparties. The Company does not believe it is at risk for non-performance by its counterparties. However, if an interest rate swap is in an asset position, the failure of one or more of its counterparties would result in an increase in interest expense and a reduction of earnings. The Company compares its fair value calculations to the fair values calculated by the counterparties for each swap agreement for reasonableness.

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

Other

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Estimates are used for, but not limited to, determining the net carrying value of trade receivables, inventories, goodwill, other intangible assets, business insurance reserves and deferred income tax assets. Uncertainties about future events make these estimates susceptible to change. Management evaluates these estimates regularly and believes they are the best estimates, appropriately made, given the known facts and circumstances. For the three years ended March 31, 2011, there were no material changes in the valuation methods or assumptions used by management. However, actual results could differ from these estimates under different assumptions and circumstances. The Company believes the following accounting estimates are critical due to the subjectivity and judgment necessary to account for these matters, their susceptibility to change and the potential impact that different assumptions could have on operating performance.

Trade Receivables

The Company maintains an allowance for doubtful accounts, which includes sales returns, sales allowances and bad debts. The allowance adjusts the carrying value of trade receivables to fair value based on estimates of accounts that will not ultimately be collected. An allowance for doubtful accounts is generally established as trade receivables age beyond their due dates. As past due balances age, higher valuation allowances are established lowering the net carrying value of receivables. The amount of valuation allowance established for each past due period reflects the Company's historical collections experience and current economic conditions and trends. The Company also establishes valuation allowances for specific problem accounts and bankruptcies. The amounts ultimately collected on past due trade receivables are subject to numerous factors including general economic conditions, the condition of the receivable portfolio assumed in acquisitions, the financial condition of individual customers, and the terms of reorganization for accounts emerging from bankruptcy. Changes in these conditions impact the Company's collection experience and may result in the recognition of higher or lower valuation allowances. Management evaluates the allowance for doubtful accounts monthly. Historically, bad debt expense reflected in the Company's financial results has generally been in the range of 0.3% to 0.5% of sales. The Company has a low concentration of credit risk due to its broad and diversified customer base across multiple industries and geographic locations, and its relatively low average order size. The Company's largest customer accounts for approximately 0.5% of total net sales.

Inventories

The Company's inventories are stated at the lower of cost or market. The majority of the products the Company carries in inventory have long shelf lives and are not subject to technological obsolescence. The Company writes its inventory down to its estimated market value when it believes the market value is below cost. The Company estimates its ability to recover the costs of items in inventory by product type based on its age, the rate at which that product line is turning in inventory, its physical condition as well as assumptions about future demand and market conditions. The ability of the Company to recover its cost for products in inventory can be affected by factors such as future customer demand, general market conditions and the relationship with significant suppliers. Management evaluates the recoverability of its inventory at least quarterly. In aggregate, inventory turns four to five times per year.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually and whenever events or circumstances indicate that it is more likely than not that they may be impaired. The Company has elected to perform its annual tests for indications of goodwill impairment as of October 31 of each year.

The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. The Company uses a discounted cash flow approach to develop the estimated fair value of its reporting units. Management judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margins, future capital expenditures, working capital needs, discount rates, perpetual growth rates, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value exceeds the estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination. That is, the estimated fair value of the reporting unit, as calculated in step one, is allocated to the individual assets and liabilities as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded to write down the carrying value. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit and the loss establishes a new basis in the goodwill. Subsequent reversal of an impairment loss is not permitted.

The discount rate, sales growth and profitability assumptions and perpetual growth rate are the material assumptions utilized in the discounted cash flow model used to estimate the fair value of each reporting unit. The Company's discount rate reflects a weighted average cost of capital ("WACC") for a peer group of companies in the chemical manufacturing industry with an equity size premium added, as applicable, for each reporting unit. The WACC is calculated based on observable market data. Some of this data (such as the risk free or treasury rate and the pretax cost of debt) are based on market data at a point in time. Other data (such as beta and the equity risk premium) are based upon market data over time.

The discounted cash flow analysis requires estimates, assumptions and judgments about future events. The Company's analysis uses internally generated budgets and long-range forecasts. The Company's discounted cash flow analysis uses the assumptions in these budgets and forecasts about sales trends, inflation, working capital needs and forecasted capital expenditures along with an estimate of the reporting unit's terminal value (the value of the reporting unit at the end of the forecast period) to determine the implied fair value of each reporting unit. The Company's assumptions about working capital needs and capital expenditures are based on historical experience. The perpetual growth rate assumed in the discounted cash flow model was in line with the long-term growth rate as measured by the U.S. Gross Domestic Product and the industry's long-term rate of growth.

The Company believes the assumptions used in its discounted cash flow analysis are appropriate and result in reasonable estimates of the implied fair value of each reporting unit. However, the Company may not meet its sales growth and profitability targets, working capital needs and capital expenditures may be higher than forecast, changes in credit markets may result in changes to the Company's discount rate and general business conditions may result in changes to the Company's terminal value assumptions for its reporting units. The Company's October 31, 2010 annual assessment of the carrying value of goodwill indicated that the fair value of each reporting unit exceeded its carrying value by a substantial amount. Furthermore, a hypothetical 10% reduction in the fair value of each reporting unit would not indicate that goodwill associated with any reporting unit was potentially impaired.

Business Insurance Reserves

The Company has established insurance programs to cover workers' compensation, business automobile and general liability claims. During fiscal 2011, 2010 and 2009, these programs had high deductible limits of $1 million per occurrence. For fiscal 2012, the high deductible limits will remain $1 million per occurrence. The Company reserves for its self-insured retention based on individual claim evaluations establishing loss estimates for known claims based on the current facts and circumstances. These known claims are then "developed" through actuarial computations, to reflect the expected ultimate loss for the known claims, as well as incurred but not reported claims. Actuarial computations use the Company's specific loss history, payment patterns and insurance coverage, plus industry trends and other factors to estimate the required reserve for all open claims by policy year and loss type. Reserves for the Company's self-insurance retention are evaluated monthly. Semi-annually, the Company obtains a third-party actuarial report to validate that the computations and assumptions used are consistent with actuarial standards. Certain assumptions used in the actuarial computations are susceptible to change. Loss development factors are influenced by items such as medical inflation, changes in workers' compensation laws, and changes in the Company's loss payment patterns, all of which can have a significant influence on the estimated ultimate loss related to the Company's self-insured retention. Accordingly, the ultimate resolution of open claims may be for amounts more or less than the reserve balances. The Company's operations are spread across a significant number of locations, which helps to mitigate the potential impact of any given event that could give rise to an insurance-related loss. Over the last three years, business insurance expense has generally been in the range of 0.6% to 0.8% of sales.

Income Taxes

At March 31, 2011, the Company had deferred tax assets of $109.2 million (net of valuation allowances of $9.4 million), deferred tax liabilities of $782.0 million and a net $9.6 million of unrecognized tax benefits associated with uncertain tax positions (see Note 5 to the consolidated financial statements).

The Company estimates income taxes based on diverse legislative and regulatory structures that exist in various jurisdictions where the Company conducts business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. The Company evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g., capital gain versus ordinary income treatment), amount and timing to result in their recovery. A valuation allowance is established to reduce the deferred income tax assets to their realizable value when management determines that it is more likely than not that a deferred tax asset will not be realized. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing exposures related to tax matters. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carryforward deferred tax assets become deductible or utilized. Management considers

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AIRGAS, INC. AND SUBSIDIARIES

the reversal of taxable temporary differences and projected future taxable income in making this assessment. As events and circumstances change, related reserves and valuation allowances are adjusted to income at that time. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets reverse, at March 31, 2011 management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances.

Unrecognized tax benefits represent income tax positions taken on income tax returns that have not been recognized in the consolidated financial statements. The Company's tax returns are subject to audit and local taxing authorities could challenge the Company's tax positions. The Company's practice is to review tax filing positions by jurisdiction and to record provisions for uncertain income tax positions, including interest and penalties when applicable. The Company does not anticipate significant changes in the amount of unrecognized income tax benefits over the next year.

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AIRGAS, INC. AND SUBSIDIARIES

Contractual Obligations

The following table presents the Company's contractual obligations as of March 31, 2011:

(In thousands)		Payments Due by Period			
Contractual Obligations:	**Total**	**Less than 1 Year[a]**	**1 to 3 Years[a]**	**3 to 5 Years[a]**	**More than 5 Years[a]**
Long-term debt [1]	$ 1,848,519	$ 9,868	$ 598,447	$ 1,024,684	$ 215,520
Estimated interest payments on long-term debt [2]	273,653	62,609	117,138	55,529	38,377
Estimated receipts on interest rate swap agreements [3]	(5,086)	—	(5,086)	—	—
Non-compete agreements [4]	17,507	4,717	7,700	4,674	416
Letters of credit [5]	40,859	40,859	—	—	—
Operating leases [6]	268,656	82,363	109,646	51,154	25,493
Purchase obligations:					
Liquid bulk gas supply agreements [7]	675,192	116,420	217,155	194,552	147,065
Liquid carbon dioxide supply agreements [8]	184,504	18,975	31,540	26,307	107,682
Ammonia supply commitments [9]	4,265	3,121	1,144	—	—
Other purchase commitments [10]	1,449	1,449	—	—	—
Construction commitments [11]	28,935	25,253	3,682	—	—
Total Contractual Obligations	$ 3,338,453	$ 365,634	$ 1,081,366	$ 1,356,900	$ 534,553

(a) The "Less than 1 Year" column relates to obligations due in fiscal 2012. The "1 to 3 Years" column relates to obligations due in fiscal years ending March 31, 2013 and 2014. The "3 to 5 Years" column relates to obligations due in fiscal years ending March 31, 2015 and 2016. The "More than 5 Years" column relates to obligations due in fiscal years ending March 31, 2017 and beyond.

(1) Aggregate long-term debt instruments are reflected in the Consolidated Balance Sheet as of March 31, 2011. Long-term debt includes capital lease obligations, which were not material and, therefore, did not warrant separate disclosure.

(2) The future interest payments on the Company's long-term debt obligations were estimated based on the current outstanding principal reduced by scheduled maturities in each period presented and interest rates as of March 31, 2011. The actual interest payments may differ materially from those presented above based on actual amounts of long-term debt outstanding and actual interest rates in future periods.

(3) Receipts under interest rate swap agreements result from changes in market interest rates compared to contractual rates and payments to be exchanged between the parties to the agreements. The estimated receipts in future periods were determined based on forward LIBOR rates as of March 31, 2011. Actual receipts may differ materially from those presented above based on actual interest rates in future periods.

(4) Non-compete agreements are obligations of the Company to make scheduled future payments, generally to former owners of acquired businesses, contingent upon their compliance with the covenants of the non-compete agreement.

(5) Letters of credit are guarantees of payment to third parties. The Company's letters of credit principally back obligations associated with the Company's self-insured retention on workers' compensation, business automobile and general liability claims. The letters of credit are supported by the Company's Credit Facility.

(6) The Company's operating leases at March 31, 2011 include approximately $183 million in fleet vehicles under long-term operating leases. The Company guarantees a residual value of $27 million related to its leased vehicles.

(7) In addition to the gas volumes supplied by Airgas Merchant Gases, the Company purchases industrial, medical and specialty gases pursuant to requirements contracts from national and regional producers of industrial gases. The Company has a long-term take-or-pay supply agreement, in effect through August 31, 2017, with Air Products to supply the Company with bulk liquid nitrogen, oxygen and argon. Additionally, the Company purchases helium gas from Air Products under long-term supply agreements. Based on the volume of fiscal 2011 purchases, the Air Products supply agreements represent approximately $53 million annually in liquid bulk gas purchases.

The Company also has long-term take-or-pay supply agreements with Linde AG to purchase oxygen, nitrogen, argon and helium. The agreements expire at various dates through July 2019 and represent approximately $49 million in annual bulk gas purchases. Additionally, the Company has long-term take-or-pay supply agreements to purchase oxygen, nitrogen and argon from other major producers. Annual purchases under these contracts are approximately $14 million and they expire at various dates through June 2024.

The purchase commitments for future periods contained in the table above reflect estimates based on fiscal 2011 purchases. The supply agreements noted above contain periodic adjustments based on certain economic indices and market analysis. The Company believes the minimum product purchases under the agreements are within the Company's normal product purchases. Actual purchases in future periods under the supply agreements could differ materially from those presented in the table due to fluctuations in demand requirements related to varying sales levels as well as changes in economic conditions.

(8) The Company is a party to long-term take-or-pay supply agreements for the purchase of liquid carbon dioxide with approximately 15 suppliers that expire at various dates through 2044. The purchase commitments for future periods contained in the table above reflect estimates based on fiscal 2011 purchases. The Company believes the minimum product purchases under the agreements are within the Company's normal product purchases. Actual purchases in future periods under the carbon dioxide supply agreements could differ materially from those presented in the table due to fluctuations in demand requirements related to varying sales levels as well as changes in economic conditions. Certain of the liquid carbon dioxide supply agreements contain market pricing subject to certain economic indices.

(9) The Company purchases ammonia from a variety of sources and is obligated to purchase approximately $3.1 million annually under these contracts.

(10) Other purchase commitments primarily include property, plant and equipment expenditures.

(11) Construction commitments represent an outstanding commitment to a customer to construct an on-site air separation unit in Clarksville, Tennessee.

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

Reconciliations of Non-GAAP Financial Measures (Unaudited)
* Free Cash Flow and Adjusted Cash from Operations

Reconciliations and computations of free cash flow and adjusted cash from operations:

(Amounts in thousands)

Years Ended March 31,	2011	2010
Net cash provided by operating activities	$ 275,301	$ 600,047
Adjustments to cash provided by operating activities:		
Cash used by the securitization of trade receivables	295,000	16,400
Stock issued for employee stock purchase plan	14,997	15,428
Tax benefit realized from the exercise of stock options	8,444	15,444
Cash expenditures related to unsolicited takeover attempt	23,427	963
Adjusted cash from operations	617,169	648,282
Capital expenditures	(256,030)	(252,828)
Adjustments to capital expenditures:		
Proceeds from sales of plant and equipment	15,844	14,466
Operating lease buyouts	9,893	1,687
Adjusted capital expenditures	(230,293)	(236,675)
Free cash flow	**$ 386,876**	**$ 411,607**

The Company believes that free cash flow and adjusted cash from operations provide investors meaningful insight into the Company's ability to generate cash from operations, which is available for servicing debt obligations and for the execution of its business strategies, including acquisitions, the prepayment of debt, the payment of dividends, or to support other investing and financing activities. Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our free cash flow and adjusted cash from operations metrics may be different from free cash flow and adjusted cash from operations metrics provided by other companies.

Accounting Pronouncements Issued But Not Yet Adopted
In October 2009, the Financial Accounting Standards Board ("FASB") issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force* ("ASU 2009-13"), which addresses the allocation of revenue in arrangements containing multiple deliverables. Specifically, ASU 2009-13 modifies existing GAAP by providing new guidance concerning (1) the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (2) the manner in which arrangement consideration should be allocated to such deliverables. The guidance requires the use of an entity's best estimate of the selling price of a deliverable if vendor specific objective evidence or third-party evidence of the selling price cannot be determined. Additionally, ASU 2009-13 eliminates the use of the residual method of allocating consideration when vendor specific objective evidence or third-party evidence of the selling price is known for some, but not all, of the delivered items in a multiple element arrangement. Finally, ASU 2009-13 requires expanded qualitative and quantitative disclosures in the financial statements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Upon adoption, the guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements, or it may be applied retrospectively. The Company currently has contracts in place that contain multiple deliverables, principally product supply agreements for gases and container rental. The Company treats the deliverables in these arrangements under current GAAP as separate units of accounting with selling prices derived from Company specific or third-party evidence. The Company adopted the new guidance, prospectively, on April 1, 2011. The new guidance is not expected to significantly modify the accounting for these types of arrangements.

In December 2010, the FASB issued ASU No. 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts - a consensus of the FASB Emerging Issues Task Force* ("ASU 2010-28"), which provides additional guidance on when Step 2 of the goodwill impairment

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

test must be performed. The guidance clarifies that for reporting units with zero or negative carrying amounts, Step 2 must be performed if it is more likely than not that a goodwill impairment exists based on the evaluation of certain qualitative factors. ASU 2010-28 is effective for fiscal years and interim periods within those years beginning after December 15, 2010, with early adoption prohibited. The Company adopted the new guidance on April 1, 2011 with no impact on its consolidated financial statements. Future goodwill impairment tests will follow the requirements of the new guidance.

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations - a consensus of the FASB Emerging Issues Task Force* ("ASU 2010-29"), which provides clarification on disclosure requirements and amends current guidance to require entities to disclose pro forma revenue and earnings of the combined entity as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. Qualitative disclosures describing the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combinations included in the reported pro forma revenue and earnings are also required. ASU 2010-29 is effective for business combinations with acquisition dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company adopted ASU 2010-29 on April 1, 2011. Pro forma disclosures for future acquisitions will follow the new guidance.

Forward-Looking Statements

This report contains statements that are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding: the Company's intention to negotiate its withdrawal from the MEPPs provided for in three remaining CBAs that provide for such plans in fiscal 2012 and the Company's estimate of $5 million in withdrawal liabilities to be incurred upon successful negotiation of all remaining plans; the Company's plan to complete its phased, multi-year rollout of the SAP platform by the end of the third quarter of fiscal 2013; the benefits to be derived from the SAP implementation, including the Company's estimate of an aggregate of $75 million to $125 million in incremental operating income on an annual run-rate basis upon full implementation; the Company's expectation to be at the run-rate of the mid-point of the target operating income benefit range by December 2013; the Company's expectation of earnings of $0.82 to $0.87 per diluted share for the first quarter ending June 30, 2011 and earnings per diluted share of $3.58 to $3.73 for fiscal 2012, including restructuring charges and implementation costs and depreciation expense associated with its SAP implementation and excluding any potential MEPP withdrawal charges; the Company's belief as to the benefits to be derived from the reorganization of its divisional structure into four business support centers; the Company's expectation as to the long-term growth profiles of its strategic products; the Company's expectation that it can mitigate the financial impact of calcium carbide supply constraints; the Company's expectation that its overall effective tax rate for fiscal 2012 will range from 38.0% to 39.0% of pre-tax earnings; the Company's belief that it has sufficient liquidity from cash from operations and under its revolving credit facilities to meet its working capital, capital expenditure and other financial commitments; the Company's belief that it can obtain financing on reasonable terms; the Company's future dividend declarations; the Company's ability to manage its exposure to interest rate risk through the use of interest rate derivatives; the performance of counterparties under interest rate derivative agreements; the Company's expectation as to the amount of losses to be reclassified from accumulated other comprehensive income into earnings within the next twelve months; the estimate of future interest payments on the Company's long-term debt obligations; the estimate of future receipts under interest rate swap agreements; and the Company's exposure to foreign currency exchange fluctuations.

Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words "believes," "may," "plans," "will," "could," "should," "estimates," "continues," "anticipates," "intends," "expects" and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those predicted in any forward-looking statement include, but are not limited to: the Company's inability to meet its earnings estimates resulting from lower sales, decreased selling prices, higher product costs and/or higher operating expenses than that forecasted by the Company; weakening of the economy resulting in weakening demand for the Company's products; weakening operating and financial performance of the Company's customers, which can negatively impact the Company's sales and the Company's ability to collect its accounts receivable; changes in the environmental regulations that affect the Company's sales of specialty gases; higher or lower overall tax rates in fiscal 2012 than that estimated by the Company resulting from changes in tax laws, changes in reserves and other estimates; increases in debt in future periods and the impact on the Company's ability to pay and/or grow its dividend as a result of loan covenant and other restrictions; a decline in demand from markets served by the Company; adverse customer response to the Company's strategic product sales initiatives; a lack of cross-selling opportunities for the Company's strategic products; a lack of

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

AIRGAS, INC. AND SUBSIDIARIES

specialty gas sales growth due to a downturn in certain markets; the negative effect of an economic downturn on strategic product sales and margins; the inability of strategic products to diversify against cyclicality; supply shortages of certain gases and the resulting inability of the Company to meet customer gas requirements; customers' acceptance of current prices and of future price increases; adverse changes in customer buying patterns; a rise in product costs and/or operating expenses at a rate faster than the Company's ability to increase prices; higher or lower capital expenditures than that estimated by the Company; limitations on the Company's borrowing capacity dictated by the Credit Facility; fluctuations in interest rates; the Company's ability to continue to access credit markets on satisfactory terms; the impact of tightened credit markets on the Company's customers; the extent and duration of current economic trends in the U.S. economy; higher than expected implementation costs of the SAP system and the reorganization of its divisional structure; conversion problems related to the SAP system that disrupt the Company's business and negatively impact customer relationships; the inability to retain employees to be affected by the reorganization prior to its completion; the impact on the Company's operations of the explosion at a key calcium carbide supplier and the resulting shortage of calcium carbide; the Company's ability to successfully identify, consummate and integrate acquisitions to achieve anticipated acquisition synergies; the Company's success in continuing its cost reduction program; the inability to manage interest rate exposure; higher interest expense than that estimated by the Company due to changes in debt levels or increases in LIBOR; unanticipated non-performance by counterparties related to interest rate derivatives; the effects of competition on products, pricing and sales growth; changes in product prices from gas producers and name-brand manufacturers and suppliers of hardgoods; changes in customer demand resulting in the inability to meet minimum product purchases under long-term supply agreements and the inability to negotiate alternative supply arrangements; costs associated with the construction of an air separation unit in Clarksville, Tennessee; the impact of new environmental, healthcare, tax, accounting and other regulation; continued potential liability under the Multiemployer Pension Plan Amendments Act of 1980 with respect to the Company's participation in or withdrawal from MEPPs for union employees of the Company; the effect of catastrophic events and political and economic uncertainties associated with current world events; and the effects of, and changes in, the economic, monetary, tax and fiscal policies, laws and regulations, inflation and monetary fluctuations, both on a national and international basis. The Company does not undertake to update any forward-looking statement made herein or that may be made from time to time by or on behalf of the Company.

Statement of Management's Financial Responsibility

AIRGAS, INC. AND SUBSIDIARIES

Management of Airgas, Inc. and subsidiaries (the "Company") prepared and is responsible for the consolidated financial statements and related financial information in this Annual Report. The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. The consolidated financial statements reflect management's informed judgment and estimation as to the effect of events and transactions that are accounted for or disclosed.

Management maintains a system of internal control, which includes internal control over financial reporting, at each business unit. The Company's system of internal control is designed to provide reasonable assurance that records are maintained in reasonable detail to properly reflect transactions and permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles, that transactions are executed in accordance with management's and the Board of Directors' authorization, and that unauthorized transactions are prevented or detected on a timely basis such that they could not materially affect the financial statements. The Company also maintains a staff of internal auditors who review and evaluate the system of internal control on a continual basis. In determining the extent of the system of internal control, management recognizes that the cost should not exceed the benefits derived. The evaluation of these factors requires judgment by management.

Management evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. KPMG LLP, an independent registered public accounting firm, as stated in their report appearing on page 42, issued their opinion on the effectiveness of the Company's internal control over financial reporting as of March 31, 2011 and an opinion on the fair presentation of the financial position of the Company as of March 31, 2011 and 2010, and the results of the Company's operations and cash flows for each of the years in the three-year period ended March 31, 2011.

The Audit Committee of the Board of Directors, consisting solely of independent directors, meets regularly (jointly and separately) with the independent registered public accounting firm, the internal auditors and management to satisfy itself that they are properly discharging their responsibilities. The independent registered public accounting firm has direct access to the Audit Committee.

Airgas, Inc.

Peter McCausland
President and
Chief Executive Officer

Airgas, Inc.

Robert M. McLaughlin
Senior Vice President and
Chief Financial Officer

May 26, 2011

Management's Report on Internal Control Over Financial Reporting

AIRGAS, INC. AND SUBSIDIARIES

Management of Airgas, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the Company's internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, management concluded that, as of March 31, 2011, the Company's internal control over financial reporting was effective. KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of March 31, 2011.

Airgas, Inc.

Peter McCausland
President and
Chief Executive Officer

Airgas, Inc.

Robert M. McLaughlin
Senior Vice President and
Chief Financial Officer

May 26, 2011

Report of Independent Registered Public Accounting Firm

AIRGAS, INC. AND SUBSIDIARIES

The Board of Directors and Stockholders
Airgas, Inc.:

We have audited the accompanying consolidated balance sheets of Airgas, Inc. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2011. We also have audited Airgas, Inc.'s internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Airgas, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Airgas, Inc. and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Airgas, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for its trade receivable securitization agreement due to the adoption of Accounting Standards Update No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets*, as of April 1, 2010.

KPMG LLP

Philadelphia, Pennsylvania
May 26, 2011

Consolidated Statements of Earnings

AIRGAS, INC. AND SUBSIDIARIES

(In thousands, except per share amounts)

Years Ended March 31,	2011	2010	2009
Net Sales	$ 4,251,467	$ 3,875,153	$ 4,361,479
Cost and Expenses			
Cost of products sold (excluding depreciation)	1,914,090	1,727,866	2,039,888
Selling, distribution and administrative expenses	1,574,072	1,489,305	1,575,928
Costs related to unsolicited takeover attempt (Note 23)	44,406	23,435	—
Depreciation	225,383	212,718	198,033
Amortization (Note 7)	25,135	22,231	22,762
Total costs and expenses	3,783,086	3,475,555	3,836,611
Operating Income	468,381	399,598	524,868
Interest expense, net (Note 14)	(60,054)	(63,310)	(84,395)
Discount on securitization of trade receivables	—	(5,651)	(10,738)
Losses on the extinguishment of debt (Note 9)	(4,162)	(17,869)	—
Other income (expense), net	1,958	1,332	(382)
Earnings before income taxes	406,123	314,100	429,353
Income taxes (Note 5)	(156,357)	(117,800)	(168,265)
Net Earnings	$ 249,766	$ 196,300	$ 261,088
Net Earnings per Common Share (Note 15)			
Basic earnings per share	$ 2.99	$ 2.39	$ 3.19
Diluted earnings per share	$ 2.93	$ 2.34	$ 3.12
Weighted average shares outstanding:			
Basic	83,487	82,129	81,926
Diluted	85,252	83,787	83,816

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

AIRGAS, INC. AND SUBSIDIARIES

(In thousands, except per share amounts)

March 31,	2011	2010
Assets		
Current Assets		
Cash	$ 57,218	$ 47,001
Trade receivables, less allowances for doubtful accounts of $23,655 in 2011 and $25,359 in 2010	550,262	186,804
Inventories, net (Note 4)	362,502	333,961
Deferred income tax asset, net (Note 5)	50,132	48,591
Prepaid expenses and other current assets	100,531	94,978
Total current assets	1,120,645	711,335
Plant and equipment at cost (Note 6)	3,949,974	3,774,208
Less accumulated depreciation	(1,494,216)	(1,346,212)
Plant and equipment, net	2,455,758	2,427,996
Goodwill (Note 7)	1,117,336	1,109,276
Other intangible assets, net (Note 7)	197,168	212,752
Other non-current assets	44,974	34,573
Total assets	$ 4,935,881	$ 4,495,932
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable, trade	$ 163,091	$ 157,566
Accrued expenses and other current liabilities (Note 8)	391,544	307,822
Current portion of long-term debt (Note 9)	9,868	10,255
Total current liabilities	564,503	475,643
Long-term debt, excluding current portion (Note 9)	1,842,994	1,499,384
Deferred income tax liability, net (Note 5)	722,954	652,389
Other non-current liabilities	70,548	72,972
Commitments and contingencies (Notes 16 & 17)		
Stockholders' Equity (Note 12)		
Preferred stock, 20,030 shares authorized, no shares issued or outstanding in 2011 and 2010	—	—
Common stock, par value $0.01 per share, 200,000 shares authorized, 86,591 and 86,253 shares issued in 2011 and 2010, respectively	866	863
Capital in excess of par value	607,593	568,421
Retained earnings	1,498,728	1,332,759
Accumulated other comprehensive income	7,580	3,442
Treasury stock, 6,995 and 3,027 shares at cost in 2011 and 2010, respectively	(379,885)	(109,941)
Total stockholders' equity	1,734,882	1,795,544
Total liabilities and stockholders' equity	$ 4,935,881	$ 4,495,932

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

AIRGAS, INC. AND SUBSIDIARIES

Years Ended March 31, 2011, 2010 and 2009

(In thousands)	Shares of Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares of Treasury Stock	Treasury Stock	Total Stockholders' Equity
Balance—April 1, 2008	84,076	$ 841	$ 468,302	$ 983,663	$ (4,713)	(1,788)	$ (34,757)	$ 1,413,336
Comprehensive income:								
Net earnings				261,088				$ 261,088
Foreign currency translation adjustment					(11,451)			(11,451)
Net change in fair value of interest rate swap agreements (Note 10)					8,325			8,325
Net tax expense of other comprehensive income items					(2,914)			(2,914)
Total comprehensive income								$ 255,048
Shares issued in connection with stock options exercised (Note 13)	1,027	10	16,178					16,188
Dividends paid on common stock ($0.56) (Note 12)				(45,766)				(45,766)
Tax benefit associated with the exercise of stock options			11,846					11,846
Shares issued in connection with the Employee Stock Purchase Plan (Note 13)	439	5	16,502					16,507
Expense related to stock-based compensation (Note 13)			20,202					20,202
Purchase of treasury stock (Note 12)						(2,351)	(115,606)	(115,606)
Balance—March 31, 2009	85,542	$ 856	$ 533,030	$ 1,198,985	$ (10,753)	(4,139)	$ (150,363)	$ 1,571,755
Comprehensive income:								
Net earnings				196,300				$ 196,300
Foreign currency translation adjustment					8,629			8,629
Net change in fair value of interest rate swap agreements (Note 10)					8,563			8,563
Net tax expense of other comprehensive income items					(2,997)			(2,997)
Total comprehensive income								$ 210,495
Shares issued in connection with stock options exercised (Note 13)	187	2	(18,561)			1,112	40,422	21,863
Dividends paid on common stock ($0.76) (Note 12)				(62,526)				(62,526)
Tax benefit associated with the exercise of stock options			15,444					15,444
Shares issued in connection with the Employee Stock Purchase Plan (Note 13)	524	5	15,423					15,428
Expense related to stock-based compensation (Note 13)			23,085					23,085
Balance—March 31, 2010	86,253	$ 863	$ 568,421	$ 1,332,759	$ 3,442	(3,027)	$ (109,941)	$ 1,795,544
Comprehensive income:								
Net earnings				249,766				$ 249,766
Foreign currency translation adjustment					2,948			2,948
Net gain on derivative instruments (Note 10)					1,633			1,633
Net tax expense of other comprehensive income items					(443)			(443)
Total comprehensive income								$ 253,904
Shares issued in connection with stock options exercised (Note 13)			(7,964)			812	30,056	22,092
Dividends paid on common stock ($1.01) (Note 12)				(83,797)				(83,797)
Tax benefit associated with the exercise of stock options			8,444					8,444
Shares issued in connection with the Employee Stock Purchase Plan (Note 13)	338	3	14,994					14,997
Expense related to stock-based compensation (Note 13)			23,698					23,698
Purchase of treasury stock (Note 12)						(4,780)	(300,000)	(300,000)
Balance—March 31, 2011	86,591	$ 866	$ 607,593	$ 1,498,728	$ 7,580	(6,995)	$ (379,885)	$ 1,734,882

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

AIRGAS, INC. AND SUBSIDIARIES

(In thousands)

Years Ended March 31,	2011	2010	2009
Cash Flows from Operating Activities			
Net earnings	$ 249,766	$ 196,300	$ 261,088
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	225,383	212,718	198,033
Amortization	25,135	22,231	22,762
Deferred income taxes	69,328	66,166	103,280
Loss (gain) on sales of plant and equipment	976	3,014	(964)
Stock-based compensation expense	23,669	22,868	20,635
Losses on debt extinguishment	4,162	17,869	—
Changes in assets and liabilities, excluding effects of business acquisitions and divestitures:			
Securitization of trade receivables	(295,000)	(16,400)	(48,600)
Trade receivables, net	(66,216)	18,287	77,209
Inventories, net	(28,636)	58,785	441
Prepaid expenses and other current assets	(3,586)	(18,028)	(11,479)
Accounts payable, trade	6,043	(3,863)	(40,239)
Accrued expenses and other current liabilities	65,504	24,085	744
Other non-current assets	1,427	4,012	(673)
Other non-current liabilities	(2,654)	(7,997)	530
Net cash provided by operating activities	275,301	600,047	582,767
Cash Flows from Investing Activities			
Capital expenditures	(256,030)	(252,828)	(351,912)
Proceeds from sales of plant and equipment	15,844	14,466	14,360
Business acquisitions and holdback settlements	(21,186)	(80,777)	(273,750)
Other, net	(395)	(3,142)	1,378
Net cash used in investing activities	(261,767)	(322,281)	(609,924)
Cash Flows from Financing Activities			
Proceeds from borrowings	1,403,010	1,446,500	1,364,423
Repayment of debt	(1,072,417)	(1,700,368)	(1,188,675)
Financing costs	(8,598)	(5,161)	(9,201)
Premium paid on redemption of senior subordinated notes	(3,175)	(14,624)	—
Purchase of treasury stock	(300,000)	—	(120,219)
Proceeds from the exercise of stock options	22,092	21,863	16,188
Stock issued for the Employee Stock Purchase Plan	14,997	15,428	16,507
Tax benefit realized from the exercise of stock options	8,444	15,444	11,846
Dividends paid to stockholders	(83,797)	(62,526)	(45,766)
Change in cash overdraft and other	16,127	5,491	(13,806)
Net cash provided by (used in) financing activities	(3,317)	(277,953)	31,297
Change in Cash	$ 10,217	$ (187)	$ 4,140
Cash—Beginning of year	47,001	47,188	43,048
Cash—End of year	$ 57,218	$ 47,001	$ 47,188

For supplemental cash flow disclosures, see Note 20.
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

AIRGAS, INC. AND SUBSIDIARIES

Note 1
Summary of Significant Accounting Policies

(a) Description of the Business

Airgas, Inc. and subsidiaries ("Airgas" or the "Company") became a publicly traded company on the New York Stock Exchange in 1986. Since its inception, the Company has made approximately 400 acquisitions to become the largest U.S. distributor of industrial, medical and specialty gases (delivered in "packaged" or cylinder form), and hardgoods, such as welding equipment and supplies. Airgas is also one of the largest U.S. distributors of safety products, the largest U.S. producer of nitrous oxide and dry ice, the largest liquid carbon dioxide producer in the Southeast, the fifth largest producer of atmospheric merchant gases in North America, and a leading distributor of process chemicals, refrigerants and ammonia products. The Company markets its products to its diversified customer base through multiple sales channels including branch-based sales representatives, retail stores, strategic customer account programs, telesales, catalogs, eBusiness and independent distributors. More than 14,000 employees work in approximately 1,100 locations including branches, retail stores, packaged gas fill plants, cylinder testing facilities, specialty gas labs, production facilities and distribution centers.

(b) Basis of Presentation

The consolidated financial statements include the accounts of Airgas, Inc. and its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Estimates are used for, but not limited to, determining the net carrying value of trade receivables, inventories, plant and equipment, goodwill, other intangible assets, asset retirement obligations, business and health insurance reserves, loss contingencies and deferred tax assets. Actual results could differ from those estimates.

(c) Reclassifications and Prior Period Adjustments

Certain reclassifications were made to the Consolidated Statements of Earnings for fiscal years 2010 and 2009, as well as the related notes, to conform to the current period presentation. These reclassifications resulted in increasing revenue and selling, distribution and administrative expenses and reducing cost of products sold (excluding depreciation). These reclassifications were the result of conforming the Company's accounting policies in conjunction with its implementation of a new enterprise information system ("SAP") and were not material. Consolidated operating income and net earnings for the prior periods were not impacted by the reclassifications.

(d) Cash and Cash Overdraft

On a daily basis, all available funds are swept from depository accounts into a concentration account and used to repay debt under the Company's revolving credit facilities. Cash principally represents the balance of customer checks that have not yet cleared through the banking system and become available to be swept into the concentration account, and deposits made subsequent to the daily cash sweep. The Company does not fund its disbursement accounts for checks it has written until the checks are presented to the bank for payment. Cash overdrafts represent the balance of outstanding checks and are classified with other current liabilities. There are no compensating balance requirements or other restrictions on the transfer of cash associated with the Company's depository accounts.

(e) Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts, which includes sales returns, sales allowances and bad debts. The allowance adjusts the carrying value of trade receivables for the estimate of accounts that will ultimately not be collected. An allowance for doubtful accounts is generally established as trade receivables age beyond their due dates. As past due balances age, higher valuation allowances are established lowering the net carrying value of receivables. The amount of valuation allowance established for each past due period reflects the Company's historical collections experience and current economic conditions and trends. The Company also establishes valuation allowances for specific problem accounts and bankruptcies. The amounts ultimately collected on past due trade receivables are subject to numerous factors including general economic conditions, the condition of the receivable portfolio assumed in acquisitions, the financial condition of individual customers, and the terms of reorganization for accounts exiting bankruptcy. Changes in these conditions impact the Company's collection experience and may result in the recognition of higher or lower valuation allowances.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method, average-cost method and last-in, first-out ("LIFO") method. At March 31, 2011, approximately 72%, 19% and 9% of inventory was valued using the FIFO, average-cost and LIFO methods, respectively. At March 31, 2010, approximately 73%, 17% and 10% of inventory was valued using the FIFO, average-cost and LIFO methods, respectively.

(g) Plant and Equipment

Plant and equipment are initially stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets. The carrying values of long-lived assets, including plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the recorded value cannot be recovered from the undiscounted future cash flows. When the book value of an asset exceeds the associated undiscounted expected future cash flows, it is considered to be potentially impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The Company also leases property, plant and equipment, principally under operating leases. Rent expense for operating leases, which may have escalating rentals or rent holidays, is recorded on a straight-line basis over the lease term.

The Company capitalizes the interest cost associated with the development and construction of significant new plant and equipment and depreciates that amount over the lives of the related assets. During the years ended March 31, 2011, 2010 and 2009, the Company recorded capitalized interest for construction in progress of $2.3 million, $2.9 million and $3.4 million, respectively.

(h) Computer Software

The Company capitalizes certain costs incurred to purchase or develop computer software for internal use. These costs include purchased software packages, payments to vendors and consultants for the development, implementation or modification of purchased software packages for Company use, payroll and related costs for employees associated with internal-use software projects, interest costs incurred in developing software for internal use, and software costs that allow for access or conversion of old data by new internal-use software. Capitalized computer software costs are included within plant and equipment on the Company's Consolidated Balance Sheets and depreciated over the estimated useful life of the computer software, which is generally from three to ten years.

(i) Goodwill, Other Intangible Assets and Deferred Financing Costs

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to the assets acquired and liabilities assumed. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually and whenever events or circumstances indicate that it is more likely than not that they may be impaired. The Company has elected to perform its annual tests for indications of goodwill and other indefinite lived intangibles impairment as of October 31 of each year.

Other intangible assets primarily include non-competition agreements and customer relationships resulting from business acquisitions. Both non-competition agreements and customer relationships are recorded based on their acquisition date fair values. Non-competition agreements are amortized using the straight-line method over the term of the agreement. Customer relationships are amortized using the straight-line method over their estimated useful lives, which range from seven to 17 years. The Company assesses the recoverability of other intangible assets by determining whether the carrying value of the intangible asset can be recovered through projected undiscounted future cash flows of the related business unit.

Financing costs related to the issuance of long-term debt are deferred and included in other non-current assets. Deferred financing costs are amortized as interest expense over the term of the related debt instrument.

(j) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period when the asset is placed in service. The fair value of the liability is estimated using projected discounted cash flows. In subsequent periods, the retirement obligation is accreted to its future value, which is the estimate of the obligation at the asset retirement date. When the asset is placed in service, a corresponding retirement asset equal to the fair value of the retirement obligation is also recorded as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The majority of the Company's asset retirement obligations are related to the restoration costs associated with returning bulk tank sites to their original condition upon termination of long-term leases or supply agreements. The Company's asset retirement obligations totaled $12.7 million and $11.1 million at March 31, 2011 and 2010, respectively, and are reflected within other non-current liabilities on the Company's Consolidated Balance Sheets.

(k) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of the claim, assessment or damages can be reasonably estimated.

The Company maintains business insurance programs with high deductible limits, which cover workers' compensation, business automobile and general liability claims. The Company accrues estimated losses using actuarial models and assumptions based on historical loss experience. The actuarial calculations used to estimate business insurance reserves are based on numerous assumptions, some of which are subjective. The Company will adjust its business insurance reserves, if necessary, in the event future loss experience differs from historical loss patterns.

The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company maintains a reserve for incurred but not reported medical claims and claim development. The reserve is an estimate based on historical experience and other assumptions, some of which are subjective. The Company will adjust its self-insured medical benefits reserve as the Company's loss experience changes due to medical inflation, changes in the number of plan participants and an aging employee base.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss carryforwards are expected to be recovered, settled or utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company recognizes the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, the Company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties are classified as income tax expense in the Consolidated Statements of Earnings.

(m) Foreign Currency Translation
The functional currency of the Company's foreign operations is the applicable local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average exchange rates during each reporting period. The gains or losses resulting from such translations are included in stockholders' equity as a component of accumulated other comprehensive income (loss). Gains and losses arising from foreign currency transactions are reflected in the Consolidated Statements of Earnings as incurred.

(n) Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk are limited due to the Company's large number of customers and their dispersion across many industries primarily throughout North America. Credit terms granted to customers are generally net 30 days.

(o) Financial Instruments
In managing interest rate risk exposure, the Company may enter into interest rate swap agreements and treasury rate lock agreements. An interest rate swap is a contractual exchange of interest payments between two parties. A standard interest rate swap involves the payment of a fixed rate times a notional amount by one party in exchange for receiving a floating rate times the same notional amount from the other party. As interest rates change, the difference to be paid or received is accrued and recognized as interest expense or income over the life of the agreement. Treasury rate lock agreements are used to fix the interest rate related to forecasted debt issuances. Interest rate swap and treasury rate lock agreements are not entered into for trading purposes. Counterparties to the Company's interest rate contracts are major financial institutions. The Company recognizes derivative instruments on the balance sheet at fair value. The interest rate contracts are marked to market with changes in fair value recognized in either accumulated other comprehensive income (loss) or in the carrying value of the hedged portions of fixed rate debt, as applicable.

The carrying value of cash, trade receivables, other current receivables, trade payables and other current liabilities (e.g., deposit liabilities, cash overdrafts, etc.) approximates fair value based on the short-term maturity of these financial instruments.

(p) Revenue Recognition
Revenue from sales of gases and hardgoods products is recognized when the product is shipped, a sales price is fixed or determinable and collectability is reasonably assured. Rental fees on cylinders, cryogenic liquid containers, bulk gas storage tanks and other equipment are recognized when earned. For contracts that contain multiple deliverables, principally product supply agreements for gases and container rental, revenue is recognized for each deliverable based on its objectively determinable fair value. For cylinder lease agreements in which rental fees are collected in advance, revenues are deferred and recognized over the term of the lease agreement. Amounts billed for sales tax, value added tax or other transactional taxes imposed on revenue producing transactions are presented on a net basis and are not recognized as revenue.

(q) Cost of Products Sold (Excluding Depreciation)
Cost of products sold (excluding depreciation) for the Distribution business segment principally consists of direct material costs, direct labor, manufacturing overhead and freight-in for bulk gas purchases and hardgoods (welding supplies and equipment, safety products and supplies). Maintenance costs associated with cylinders, cryogenic liquid containers and bulk tanks are also reflected in cost of products sold (excluding depreciation).

Cost of products sold (excluding depreciation) for the All Other Operations business segment principally consists of direct material costs, direct labor and freight-in for bulk gas purchases.

(r) Selling, Distribution and Administrative Expenses
Selling, distribution and administrative expenses consist of labor and overhead associated with the purchasing, marketing and distribution of the Company's products, as well as costs associated with a variety of administrative functions such as legal, treasury, accounting and tax, and facility-related expenses.

(s) Depreciation
The Company determines depreciation expense using the straight-line method based on the estimated useful lives of the assets. The Company uses accelerated depreciation methods for tax purposes where appropriate. Depreciation expense is recognized on the Company's plant and equipment in the Consolidated Statement of Earnings line item "Depreciation."

(t) Shipping and Handling Fees and Distribution Costs
The Company recognizes delivery and freight charges to customers as elements of net sales. Costs of third-party freight are recognized as cost of products sold (excluding depreciation). The majority of the costs associated with the distribution of the Company's products, which include labor and overhead associated with filling, warehousing and delivery by Company vehicles, are reflected in selling, distribution and

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

administrative expenses and were $727 million, $692 million and $729 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. The Company conducts multiple operations out of the same facilities and does not allocate facility-related expenses to each operational function. Accordingly, there is no facility-related expense in the distribution costs disclosed above. Depreciation expense associated with the Company's delivery fleet of $25 million, $23 million and $18 million was recognized in depreciation for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

(u) Stock-based Compensation

The Company grants stock-based compensation awards for its equity incentive plan and employee stock purchase plan. Stock-based compensation expense is generally recognized on a straight-line basis over the stated vesting period for each award, with accelerated vesting for retirement-eligible employees in accordance with the provisions of the equity incentive plan. See Note 13 for additional disclosures relating to stock-based compensation.

Note 2
Accounting and Disclosure Changes

(a) Recently adopted accounting pronouncements

On April 1, 2010, the Company adopted Accounting Standards Update ("ASU") No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* ("ASU 2009-16"), which affected the accounting treatment of its trade receivables securitization program. The Company currently participates in a trade receivables securitization agreement (the "Securitization Agreement") with three commercial banks to which it sells qualifying trade receivables on a revolving basis. The amount of receivables securitized under the Securitization Agreement was $295 million at both March 31, 2011 and 2010. Under the new guidance, proceeds received under the Securitization Agreement are treated as secured borrowings, whereas previously they were treated as proceeds from the sale of trade receivables. The impact of the new accounting treatment resulted in the recognition of both the trade receivables securitized under the program and the borrowings they collateralize on the Consolidated Balance Sheet, which led to a $295 million increase in trade receivables and long-term debt. Additionally, net new borrowings under the Securitization Agreement are classified as financing activities on the Company's Consolidated Statement of Cash Flows. Prior to April 1, 2010, they were treated as proceeds from the sale of trade receivables and reflected net of collections on the Consolidated Statement of Cash Flows as operating activities. With respect to the Company's Consolidated Statement of Earnings, the amounts previously recorded within the line item "Discount on securitization of trade receivables," which represented the difference between the proceeds from the sale and the carrying value of the receivables under the Securitization Agreement, are now reflected within "Interest expense, net" as borrowing costs, consistent with the new accounting treatment. There was no impact to the Company's consolidated net earnings as a result of the change in accounting principle. Additionally, the Company's debt covenants were not impacted by the balance sheet recognition of the borrowings as a result of the new accounting guidance, as borrowings under the Securitization Agreement were already factored into the debt covenant calculations.

Prior to the adoption of ASU 2009-16, the funding transactions under the Securitization Agreement were accounted for as sales of trade receivables. The Company retained a subordinated interest in the trade receivables sold, which was recorded at the trade receivables' previous carrying value. Subordinated retained interests of approximately $142 million, net of an allowance for doubtful accounts of $23 million, were included in trade receivables on the accompanying Consolidated Balance Sheet at March 31, 2010. Under the previous accounting treatment, management calculated the fair value of the retained interest based on management's best estimate of the undiscounted expected future cash collections on the trade receivables, with changes in the fair value recognized as bad debt expense.

On April 1, 2010, the Company adopted ASU No. 2009-17, *Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* ("ASU 2009-17"). ASU 2009-17 established new standards that changed the consolidation model for variable interest entities ("VIEs"), including (1) changes in considerations as to whether an entity is a VIE, (2) a qualitative rather than quantitative assessment to identify the primary beneficiary of a VIE, (3) an ongoing rather than event-driven assessment of the VIE's primary beneficiary, and (4) the elimination of the qualified special purpose entity scope exception. The new guidance did not result in the deconsolidation of the Company's existing VIE, which is the bankruptcy-remote special purpose entity used to collateralize trade receivables under the Securitization Agreement.

(b) Accounting pronouncements not yet adopted

In October 2009, the Financial Accounting Standards Board ("FASB") issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force* ("ASU 2009-13"), which addresses the allocation of revenue in arrangements containing multiple deliverables. Specifically, ASU 2009-13 modifies existing GAAP by providing new guidance concerning (1) the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (2) the manner in which arrangement consideration should be allocated to such deliverables. The guidance requires the use of an entity's best estimate of the selling price of a deliverable if vendor specific objective evidence or third-party evidence of the selling price cannot be determined. Additionally, ASU 2009-13 eliminates the use of the residual method of allocating consideration when vendor specific objective evidence or third-party evidence of the selling price is known for some, but not all, of the delivered items in a multiple element arrangement. Finally, ASU 2009-13 requires expanded qualitative and quantitative disclosures in the financial statements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Upon adoption, the guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements, or it may be applied retrospectively. The Company currently has contracts in place that contain multiple deliverables, principally product supply agreements for gases and container rental. The Company treats the deliverables in these arrangements under current GAAP as separate units of accounting with selling prices derived from Company specific or third-party evidence. The Company adopted the new guidance, prospectively, on April 1, 2011. The new guidance is not expected to significantly modify the accounting for these types of arrangements.

In December 2010, the FASB issued ASU No. 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts—a consensus of the FASB Emerging Issues Task Force* ("ASU 2010-28"), which provides additional guidance on when Step 2 of the goodwill impairment test must be performed. The guidance clarifies that for reporting units with zero or negative carrying amounts, Step 2 must be performed if it is more likely than not that a goodwill impairment exists based on the evaluation of certain qualitative factors. ASU 2010-28 is effective for fiscal years and interim periods within those years beginning after December 15, 2010, with early adoption prohibited. The Company adopted the new guidance on April 1, 2011 with no impact on its consolidated financial statements. Future goodwill impairment tests will follow the requirements of the new guidance.

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations—a consensus of the FASB Emerging Issues Task Force* ("ASU 2010-29"), which provides clarification on disclosure requirements and amends current guidance to require entities to disclose pro forma revenue and earnings of the combined entity as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. Qualitative disclosures describing the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combinations included in the reported pro forma revenue and earnings are also required. ASU 2010-29 is effective for business combinations with acquisition dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company adopted ASU 2010-29 on April 1, 2011. Pro forma disclosures for future acquisitions will follow the new guidance.

Note 3
Acquisitions

Acquisitions occurring in fiscal 2011 and 2010 were recorded using the acquisition method of accounting in accordance with the revised guidance on business combinations, which the Company adopted on April 1, 2009. The results of acquired companies' operations have been included in the Company's consolidated financial statements since the effective date of each respective acquisition.

Fiscal 2011

During fiscal 2011, the Company purchased eight businesses. The largest of these businesses was Conley Gas, Ltd. ("Conley"), a supplier of pure gases to the specialty gas industry with historical annual sales of approximately $9 million. A total of $21.2 million in cash was paid for the eight businesses and for the settlement of holdback liabilities and contingent consideration arrangements associated with acquisitions that were completed in years prior to fiscal 2010. Transaction and other integration costs incurred in fiscal 2011 and included in the Company's fiscal 2011 results were insignificant. These businesses had aggregate historical annual sales of approximately $21 million. Net sales from current year acquisitions that were included in the Company's fiscal 2011 results were $7 million. The Company acquired these businesses in order to expand its geographic coverage and strengthen its national network of branch-store locations.

Purchase Price Allocation

The Company negotiated the respective purchase prices of the businesses based on the expected cash flows to be derived from their operations after integration into the Company's existing distribution network. The following table summarizes the fair values of the assets acquired and liabilities assumed related to fiscal 2011 acquisitions, as well as adjustments to finalize the valuations of certain prior year acquisitions. Purchase price allocations are based on third-party valuations and management's estimates. The purchase price allocations related to fiscal 2011 acquisitions are substantially complete with the exception of plant and equipment and intangibles for Conley, which continue to be based on provisional fair values and are subject to revision as the Company finalizes appraisals and other analyses. Adjustments to provisional amounts for fiscal 2011 and 2010 acquisitions were not significant. Final determination of the fair values may result in further adjustments to the values presented below.

(In thousands)	Distribution Business Segment	All Other Operations Business Segment	Total
Current assets, net	$ 2,648	$ 41	$ 2,689
Plant and equipment	6,168	25	6,193
Goodwill	7,087	1	7,088
Other intangible assets	8,183	70	8,253
Current liabilities	(1,975)	270	(1,705)
Non-current liabilities	(1,332)	—	(1,332)
Total cash consideration	$ 20,779	$ 407	$ 21,186

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

The fair value of trade receivables acquired with fiscal 2011 acquisitions was $2.3 million, which approximated gross contractual amounts receivable. Goodwill associated with fiscal 2011 acquisitions was $7.3 million and is deductible for income tax purposes. Goodwill largely consists of expected synergies resulting from the acquisitions, including the expansion of geographical coverage that will facilitate the sale of industrial, medical and specialty gases and related supplies. Intangible assets related to fiscal 2011 acquisitions represent customer relationships and non-competition agreements and amounted to $5.6 million and $1.9 million, respectively. See Note 7 for further information on goodwill and intangible assets, including the allocation by segment.

In connection with acquisitions prior to the April 1, 2009 adoption of the revised guidance on business combinations, the Company is a party to contingent payment agreements that provide for additional consideration to be paid to sellers if the future earnings of the acquired businesses exceed predetermined amounts. Amounts payable under contingent payment agreements continue through 2019 and are limited to $7.9 million. Such amounts, if paid, will be treated as additional costs of the acquisitions.

Pro Forma Operating Results

The following table provides unaudited pro forma results of operations as if fiscal 2011 and 2010 acquisitions had occurred on April 1, 2009. The pro forma results were prepared from financial information obtained from the sellers of the businesses, as well as information obtained during the due diligence process associated with the acquisitions. The unaudited pro forma results reflect certain adjustments related to the acquisitions, such as increased depreciation and amortization expense resulting from the stepped-up basis to fair value of the assets acquired and adjustments to reflect the Company's borrowing and tax rates. The pro forma operating results do not include any anticipated synergies related to combining the businesses. Accordingly, such pro forma operating results were prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of April 1, 2009 or of results that may occur in the future.

	Unaudited Years Ended March 31,	
(In thousands, except per share amounts)	2011	2010
Net sales	$ 4,264,634	$ 3,924,123
Net earnings	249,673	198,350
Diluted earnings per share	$ 2.93	$ 2.37

Fiscal 2010

During fiscal 2010, the Company purchased six businesses. The largest of these businesses was Tri-Tech, a Florida-based industrial gas and welding supply distributor with 16 locations throughout Florida, Georgia, and South Carolina with historical annual sales of approximately $31 million. A total of $80.8 million in cash was paid for the six businesses and for the settlement of holdback liabilities and contingent consideration arrangements associated with certain prior year acquisitions. Transaction and other integration costs incurred in fiscal 2010 and included in the Company's fiscal 2010 results were insignificant. These businesses had aggregate historical annual revenues of approximately $47 million. Net sales from fiscal 2010 acquisitions that were included in the Company's fiscal 2010 results were $14 million. The Company acquired these businesses in order to expand its geographic coverage and strengthen its national network of branch-store locations.

Purchase Price Allocation

The Company negotiated the respective purchase prices of the businesses based on the expected cash flows to be derived from their operations after integration into the Company's existing distribution network. The following table summarizes, as of March 31, 2010, the fair values of the assets acquired and liabilities assumed related to fiscal 2010 acquisitions, as well as adjustments to finalize the valuations of certain prior year acquisitions. Subsequent adjustments to the provisional valuations below are reflected in the fiscal 2011 purchase price allocation table above and were not significant.

(In thousands)	Distribution Business Segment	All Other Operations Business Segment	Total
Current assets, net	$ 5,750	$ 533	$ 6,283
Plant and equipment	22,477	83	22,560
Goodwill	40,821	1,056	41,877
Other intangible assets	17,029	1,035	18,064
Current liabilities	(3,060)	(1,097)	(4,157)
Non-current liabilities	(3,694)	(156)	(3,850)
Total cash consideration	$ 79,323	$ 1,454	$ 80,777

The fair value of receivables acquired, net of an allowance for doubtful accounts, was $4.2 million, with gross contractual amounts receivable of $4.5 million. Of the total goodwill in the table above, $33.7 million is deductible for income tax purposes. Goodwill largely consists of expected synergies resulting from the acquisitions, including the expansion of geographical coverage that will facilitate the sale of industrial, medical and specialty gases and related supplies. Intangible assets related to fiscal 2010 acquisitions represent customer relationships and non-competition agreements and amounted to $21.6 million and $2.3 million, respectively.

Pro Forma Operating Results

The following table provides unaudited pro forma results of operations as if fiscal 2010 and 2009 acquisitions had occurred on April 1, 2008. The pro forma operating results were prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of April 1, 2008 or of results that may occur in the future.

	Unaudited Years Ended March 31,	
(In thousands, except per share amounts)	2010	2009
Net sales	$ 3,905,798	$ 4,497,040
Net earnings	197,807	263,586
Diluted earnings per share	$ 2.36	$ 3.14

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

Fiscal 2009

During fiscal 2009, the Company purchased 14 businesses. The largest of these businesses was Refron, Inc., a New York-based distributor of refrigerant gases with historical annual sales of $93 million. With the acquisition of Refron, Inc., the Company formed Airgas Refrigerants, Inc. and merged the newly acquired operations with its existing refrigerant gas business. Airgas Refrigerants, Inc. is reflected in the All Other Operations business segment.

Other significant acquisitions included Oilind Safety, an Arizona-based provider of industrial safety services offering a full array of rental equipment, safety supplies and technical support and training with historical annual sales of $23 million; A&N Plant, a European-based supplier of positioning and welding equipment for sale and rent with historical annual sales of $20 million; and Gordon Woods Industrial Welding Supply, an industrial gas and welding supply distributor with ten locations in the northern Los Angeles area with historical annual sales of $25 million. These acquisitions were merged into the operations of the Distribution business segment.

The 14 businesses acquired in fiscal 2009 had aggregate historical annual sales of approximately $205 million. A total of $274 million in cash was paid for these businesses, including the settlement of acquisition-related holdbacks. The Company acquired the businesses to expand its geographic coverage and strengthen its national network of branch-store locations, as well as strengthen its refrigerant gas, safety product offerings, and international presence.

Purchase Price Allocation

The table below summarizes, as of March 31, 2009, the allocation of the purchase price of all fiscal 2009 acquisitions by business segment, as well as adjustments to finalize the valuations of certain fiscal 2008 acquisitions. Subsequent adjustments to the provisional valuations below are reflected in the fiscal 2010 purchase price allocation table above and were not significant. The credit of $46 thousand in the All Other Operations business segment is attributable to a reduction of $1.43 million related to plant and equipment adjustments to fiscal 2008 acquisitions, net of $1.39 million of plant and equipment acquired in acquisitions. Of the total goodwill in the table below, $84 million is deductible for income tax purposes. Additionally, $85 million of the $91 million allocated to other intangible assets represents value assigned to customer relationships, with the remaining $6 million representing non-competition agreements.

(In thousands)	Distribution Business Segment	All Other Operations Business Segment	Total
Current assets, net	$ 22,611	$ 72,460	$ 95,071
Plant and equipment	32,380	(46)	32,334
Goodwill	34,138	65,228	99,366
Other intangible assets	65,344	25,662	91,006
Current liabilities	(15,984)	(7,660)	(23,644)
Non-current liabilities	(17,159)	(3,224)	(20,383)
Total cash consideration	$ 121,330	$ 152,420	$ 273,750

Note 4
Inventories, Net

Inventories, net, consist of:

(In thousands) March 31,	2011	2010
Hardgoods	$ 246,607	$ 225,832
Gases	115,895	108,129
	$ 362,502	$ 333,961

Hardgoods inventories determined using the LIFO inventory method totaled $32 million at March 31, 2011 and 2010. The balance of the hardgoods inventories is valued using the FIFO and average-cost inventory methods. If the hardgoods inventories valued under the LIFO method had been valued using the FIFO method, the carrying value of hardgoods inventories would have been $11.1 million higher at March 31, 2011 and $10.3 million higher at March 31, 2010. Substantially all of the inventories are finished goods.

Note 5
Income Taxes

Earnings before income taxes were derived from the following sources:

(In thousands) Years Ended March 31,	2011	2010	2009
United States	$ 399,620	$ 307,381	$ 419,377
Foreign	6,503	6,719	9,976
	$ 406,123	$ 314,100	$ 429,353

Income tax expense consists of:

(In thousands) Years Ended March 31,	2011	2010	2009
Current:			
Federal	$ 77,466	$ 43,492	$ 52,562
Foreign	2,317	2,457	2,658
State	7,246	5,685	9,765
	87,029	51,634	64,985
Deferred:			
Federal	56,194	62,386	87,751
Foreign	33	187	562
State	13,101	3,593	14,967
	69,328	66,166	103,280
	$ 156,357	$ 117,800	$ 168,265

Significant differences between taxes computed at the federal statutory rate and the provision for income taxes were:

Years Ended March 31,	2011	2010	2009
Taxes at U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase in income taxes resulting from:			
State income taxes, net of federal benefit	3.4%	1.8%	3.6%
Stock-based compensation expense	0.1%	0.6%	0.3%
Change in state tax law	—	—	0.1%
Other, net	—	0.1%	0.2%
	38.5%	37.5%	39.2%

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

The tax effects of cumulative temporary differences and carryforwards that gave rise to the significant portions of the deferred tax assets and liabilities were as follows:

(In thousands) March 31,	2011	2010
Deferred Tax Assets:		
Inventories	$ 23,194	$ 15,788
Accounts receivable	—	884
Deferred rental income	15,347	15,344
Insurance reserves	12,396	13,524
Litigation settlement and other reserves	1,278	1,512
Asset retirement obligations	4,549	4,236
Stock-based compensation	23,703	19,641
Other	15,851	19,084
Net operating loss carryforwards	22,282	22,218
Valuation allowance	(9,385)	(8,192)
	109,215	104,039
Deferred Tax Liabilities:		
Accounts receivable	(1,337)	—
Plant and equipment	(635,728)	(582,079)
Intangible assets	(132,014)	(111,572)
Other	(12,958)	(14,186)
	(782,037)	(707,837)
Net deferred tax liability	$ (672,822)	$ (603,798)

Current deferred tax assets and current deferred tax liabilities have been netted for presentation purposes. Non-current deferred tax assets and non-current deferred tax liabilities have also been netted. Deferred tax assets and liabilities are reflected in the Company's Consolidated Balance Sheets as follows:

(In thousands) March 31,	2011	2010
Current deferred tax asset, net	$ 50,132	$ 48,591
Non-current deferred tax liability, net	(722,954)	(652,389)
Net deferred tax liability	$ (672,822)	$ (603,798)

The Company has recorded tax benefits amounting to $8.4 million, $15.4 million and $11.8 million in the years ended March 31, 2011, 2010 and 2009, respectively, resulting from the exercise of stock options. This benefit has been recorded in capital in excess of par value.

The Company has recorded deferred tax assets related to the expected future tax benefits of state net operating losses of $22.3 million and $22.2 million as of March 31, 2011 and 2010, respectively. State loss carryforwards expire at various times through 2031.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carryforward deferred tax assets become deductible or utilized. Management considers the reversal of deferred tax liabilities and projected future taxable income in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets reverse, at March 31, 2011 management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances. Valuation allowances relate to certain state net operating loss carryforwards. In fiscal 2011, the Company revised its estimates of the realizability of certain tax benefits associated with state net operating loss carryforwards. Those revisions along with changes due to the realization and expiration of net operating loss carryforwards resulted in a $1.2 million increase in the related valuation allowance at March 31, 2011.

U.S. income taxes have not been provided on approximately $70 million of undistributed earnings of non-U.S. subsidiaries because it is the Company's intention to continue to reinvest these earnings in those subsidiaries to support their growth. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts.

As of March 31, 2011, the Company has unrecognized state tax benefits of approximately $14.7 million, which were recorded in other non-current liabilities, and a related $5.1 million of federal tax assets associated with those state tax benefits recorded in other non-current assets. If recognized, all of the unrecognized tax benefits and related interest and penalties would reduce tax expense. The Company does not anticipate significant changes in the amount of unrecognized income tax benefits over the next year.

A reconciliation of the beginning and ending amount of unrecognized net income tax benefits, including potential interest and penalties associated with uncertain tax positions, is as follows:

(In thousands)	
Unrecognized net income tax benefits as of March 31, 2009	$ 8,409
Additions for current year tax positions	1,547
Reductions for tax positions of prior years	(320)
Reductions for settlements with taxing authorities	(641)
Reductions as a result of expiration of applicable statutes of limitations	(851)
Unrecognized net income tax benefits as of March 31, 2010	8,144
Additions for current year tax positions	1,972
Reductions for tax positions of prior years	—
Reductions for settlements with taxing authorities	(221)
Reductions as a result of expiration of applicable statutes of limitations	(247)
Unrecognized net income tax benefits as of March 31, 2011	$ 9,648

Net interest and penalties of $94 thousand were recognized for the year ended March 31, 2011 and were classified as income tax expense in the consolidated financial statements. Consistent with past practice, the Company will continue to record interest and penalties associated with uncertain tax positions in income tax expense.

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

The Company files income tax returns in the United States and foreign jurisdictions. The Company also files income tax returns in every state which imposes corporate income tax. The Company is not under examination by the IRS or in any significant foreign, state or local tax jurisdictions. With limited exceptions, the Company is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years before fiscal 2007.

Note 6
Plant and Equipment

The major classes of plant and equipment, at cost, are as follows:

(In thousands) March 31,	Depreciable Lives (Yrs)	2011	2010
Land and land improvements	—	$ 161,665	$ 153,570
Buildings and improvements	25	426,482	392,895
Cylinders	30	1,268,829	1,259,499
Bulk tank stations	10 to 30 (Average 16)	559,743	516,481
Rental equipment	2 to 10	253,145	241,411
Machinery and equipment	7 to 10	762,917	734,373
Computers, furniture and fixtures	3 to 10	173,306	149,100
Transportation equipment	3 to 15	259,455	243,786
Construction in progress	—	84,432	83,093
		$ 3,949,974	$ 3,774,208

Note 7
Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The valuations of assets acquired and liabilities assumed from certain recent acquisitions are based on preliminary estimates of fair value and are subject to revision as the Company finalizes appraisals and other analyses. Changes in the carrying amount of goodwill by business segment for fiscal 2011 and 2010 were as follows:

(In thousands)	Distribution Business Segment	All Other Operations Business Segment	Total
Balance at March 31, 2009	$ 879,082	$ 184,288	$ 1,063,370
Acquisitions [(a)]	40,821	1,056	41,877
Other adjustments, including foreign currency translation	2,815	1,214	4,029
Balance at March 31, 2010	922,718	186,558	1,109,276
Acquisitions [(a)]	7,087	1	7,088
Other adjustments, including foreign currency translation	913	59	972
Balance at March 31, 2011	$ 930,718	$ 186,618	$ 1,117,336

(a) Includes acquisitions completed during the respective year and adjustments made to prior year acquisitions.

Test for Goodwill Impairment

The Company is required to perform an assessment of the carrying value of goodwill associated with each of its reporting units at least annually and whenever events or circumstances indicate that it is more likely than not that goodwill may be impaired. The Company elected to perform its annual assessment of the carrying value of goodwill as of October 31 of each year. The annual assessment of the carrying value of goodwill at October 31, 2010 indicated that the Company's goodwill was not impaired.

As of October 31, 2010, the Company had 18 reporting units in the Distribution business segment and six reporting units in the All Other Operations business segment. The Company determined the estimated fair value of each of its reporting units as of October 31, 2010 using a discounted cash flow model and compared those values to the carrying value of each of the respective reporting units. Significant assumptions used in the cash flow model include revenue growth rates and profit margins based on specific reporting unit business plans, future capital expenditures, working capital needs, discount rates and perpetual growth rates. The Company's weighted average cost of capital was approximately 8%. However, the estimate of each reporting unit's fair value assigns a higher risk premium to smaller entities. Therefore, the discount rates used to estimate the fair value of individual reporting units will be higher than for the company as a whole. At October 31, 2010, the discount rates used in the model were 10.5% for the Distribution business segment reporting units and slightly higher rates for the smaller reporting units in the All Other Operations business segment. The perpetual growth rate assumed in the discounted cash flow model was in line with the long-term growth rate as measured by the U.S. Gross Domestic Product and the industry's long-term rate of growth. In addition to Company specific growth targets, general economic conditions, the long-term economic outlook for the U.S. economy, and market conditions affecting borrowing costs and returns on equity all influence the estimated fair value of each of the Company's reporting units.

The Company's annual assessment of the carrying value of goodwill indicated that the fair value of each reporting unit exceeded its carrying value by a substantial amount. Furthermore, a hypothetical 10% reduction in the fair value of each reporting unit would not indicate that goodwill associated with any reporting unit was potentially impaired.

Other Intangible Assets

Other intangible assets amounted to approximately $197 million and $213 million, net of accumulated amortization of $75 million and $56 million at March 31, 2011 and March 31, 2010, respectively. These intangible assets primarily consist of customer relationships, which are amortized over the estimated benefit periods which range from seven to 17 years, and non-competition agreements, which are amortized over the term of the agreements. The determination of the estimated benefit period associated with customer relationships is based on an analysis of historical customer sales attrition information

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

and other customer-related factors at the date of acquisition. There are no expected residual values related to these intangible assets. The Company evaluates the estimated benefit periods and recoverability of its intangible assets when facts and circumstances indicate that the lives may not be appropriate and/or the carrying value of the asset may not be recoverable. If the carrying value is not recoverable, impairment is measured as the amount by which carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques. Estimated future amortization expense by fiscal year is as follows: 2012 – $22.8 million; 2013 – $21.8 million; 2014 – $19.5 million; 2015 – $18.0 million; 2016 – $16.5 million; and $98.6 million thereafter.

Note 8
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities include:

(In thousands) March 31,	2011	2010
Accrued payroll and employee benefits	$ 121,691	$ 86,320
Business insurance reserves	45,438	42,414
Taxes other than income taxes	21,218	18,916
Cash overdraft	64,601	48,474
Deferred rental revenue	26,401	25,585
Accrued costs related to unsolicited takeover attempt (Note 23)	43,452	22,472
Other accrued expenses and current liabilities	68,743	63,641
	$ 391,544	$ 307,822

With respect to the business insurance reserves above, the Company had corresponding insurance receivables of $12.2 million at March 31, 2011 and $10.6 million at March 31, 2010. The insurance receivables represent the balance of probable claim losses in excess of the Company's high deductible limits for which the Company is fully insured.

Note 9
Indebtedness

Long-term debt consists of:

(In thousands) March 31,	2011	2010
Revolving credit borrowings—U.S.	$ 331,000	$ 198,500
Revolving credit borrowings—Multi-currency	43,103	31,514
Revolving credit borrowings—Canadian	—	10,333
Revolving credit borrowings—France	4,106	1,351
Trade receivables securitization	295,000	—
Term loans	—	307,500
Senior notes, net	954,343	698,963
Senior subordinated notes	215,446	245,446
Acquisition notes and other	9,864	16,032
Total long-term debt	1,852,862	1,509,639
Less current portion of long-term debt	(9,868)	(10,255)
Long-term debt, excluding current portion	$ 1,842,994	$ 1,499,384

Senior Subordinated Note Redemption

During the year ended March 31, 2011, the Company repurchased $30 million of its 7.125% senior subordinated notes maturing October 1, 2018 (the "2018 Notes") at an average price of 110.6%. Losses on the early extinguishment of the 2018 Notes were $3.6 million for the year ended March 31, 2011 and related to the redemption premiums and write-off of unamortized debt issuance costs.

Senior Credit Facility

On September 13, 2010, the Company entered into a new four-year $750 million revolving credit facility (the "Credit Facility") with a syndicate of lenders. The Credit Facility consists of a $650 million U.S. dollar revolving credit line and a $100 million (U.S. dollar equivalent) multi-currency revolving credit line. The maturity date of the revolving credit lines is September 13, 2014. Under circumstances described in the Credit Facility, the revolving credit line may be increased by an additional $325 million, provided that the multi-currency revolving credit line may not be increased by more than an additional $50 million.

In connection with the entry by the Company into the Credit Facility, on September 13, 2010, the Company's then existing senior credit facility with an aggregate commitment of $1.7 billion (the "Prior Credit Facility") was terminated and all obligations under the Prior Credit Facility (including the term loans) were repaid in full using proceeds of the Credit Facility and other funds. As a result of the termination of the Prior Credit Facility, the Company recorded a loss on the early extinguishment of debt of $0.6 million for the year ended March 31, 2011 related to the write-off of unamortized debt issuance costs.

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

As of March 31, 2011, the Company had $374 million of borrowings under the Credit Facility, including $331 million under the U.S. dollar revolver and $43 million under the multi-currency revolver. The Company also had outstanding letters of credit of $41 million issued under the Credit Facility. The U.S. dollar revolver borrowings bear interest at the London Interbank Offered Rate ("LIBOR") plus 212.5 basis points. The multi-currency revolver bears interest based on a spread of 212.5 basis points over the Euro currency rate applicable to each foreign currency borrowing. As of March 31, 2011, the average effective interest rates on the U.S. dollar revolver and the multi-currency revolver were 2.31% and 2.87%, respectively.

The Company also maintains a committed revolving line of credit to fund its operations in France, which is outside of the Company's Credit Facility. The French revolving line of credit was amended in February 2011 to extend the maturity date to December 31, 2011 and increase the borrowing capacity from €3.0 million to €5.0 million (U.S. $7.1 million). At March 31, 2011, French revolving credit borrowings were €2.9 million (U.S. $4.1 million). The variable interest rates on the French revolving credit borrowings are based on the Euro currency rate plus 212.5 basis points. As of March 31, 2011, the effective interest rate on the French revolving credit borrowings was 2.98%.

At March 31, 2011, the Credit Facility's financial covenant did not restrict the Company's ability to borrow on the unused portion of the Credit Facility. The Credit Facility contains customary events of default, including nonpayment and breach of covenants. In the event of default, repayment of borrowings under the Credit Facility may be accelerated. The Company's Credit Facility also contains cross-default provisions whereby a default under the Credit Facility could result in defaults under the senior and senior subordinated notes discussed below. As of March 31, 2011, $335 million remained unused under the Company's Credit Facility.

Money Market Loans

The Company has an agreement with a financial institution that provides access to short-term advances not to exceed $35 million. The agreement expires on December 1, 2011, but may be extended subject to renewal provisions contained in the agreement. The advances are generally overnight or for up to seven days. The amount, term and interest rate of an advance are established through mutual agreement with the financial institution when the Company requests such an advance. At March 31, 2011, there were no advances outstanding under the agreement.

The Company also has an agreement with another financial institution that provides access to additional short-term advances not to exceed $35 million. The advances may be for one to six months with rates at a fixed spread over the corresponding LIBOR. At March 31, 2011, there were no advances outstanding under the agreement.

Senior Notes

On September 30, 2010, the Company issued $250 million of 3.25% senior notes maturing on October 1, 2015 (the "2015 Notes"). The 2015 Notes were issued at a discount and yield 3.283%. The net proceeds from the sale of the 2015 Notes were used to reduce borrowings under the Company's revolving credit line under the Credit Facility. Interest on the 2015 Notes is payable semi-annually on April 1 and October 1 of each year. Additionally, the Company has the option to redeem the 2015 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

At March 31, 2011, the Company had $400 million outstanding of 4.5% senior notes maturing on September 15, 2014 (the "2014 Notes"). The 2014 Notes were issued at a discount and yield 4.527%. Interest on the 2014 Notes is payable semi-annually on March 15 and September 15 of each year. Additionally, the Company has the option to redeem the 2014 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

At March 31, 2011, the Company had $300 million outstanding of 2.85% senior notes maturing on October 1, 2013 (the "2013 Notes"). The 2013 Notes were issued at a discount and yield 2.871%. Interest on the 2013 Notes is payable semi-annually on April 1 and October 1 of each year. Additionally, the Company has the option to redeem the 2013 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and applicable make-whole payments.

The 2013, 2014 and 2015 Notes contain covenants that could restrict the incurrence of liens and limit sale and leaseback transactions.

Senior Subordinated Notes

At March 31, 2011, the Company had $215 million of its 2018 Notes outstanding. The 2018 Notes bear interest at a fixed annual rate of 7.125%, payable semi-annually on October 1 and April 1 of each year. The 2018 Notes have a redemption provision, which permits the Company, at its option, to call the 2018 Notes at scheduled dates and prices. The first scheduled optional redemption date is October 1, 2013 at a price of 103.563% of the principal amount.

During the year ended March 31, 2011, the Company incurred a one-time interest penalty payable to holders of the 2018 Notes in the amount of $2.6 million related to the late removal of the restrictive legend on these notes. The Company has classified these charges as interest expense.

Acquisition and Other Notes

The Company's long-term debt also includes acquisition and other notes, principally consisting of notes issued to sellers of businesses acquired, which are repayable in periodic installments. At March 31, 2011, acquisition and other notes totaled $9.9 million with an average interest rate of approximately 6% and an average maturity of approximately one year.

Trade Receivables Securitization

The Company participates in the Securitization Agreement with three commercial banks to which it sells qualifying trade

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

receivables on a revolving basis. Effective April 1, 2010 under new accounting guidance, the Company's sale of qualified trade receivables is now accounted for as a secured borrowing under which qualified trade receivables collateralize amounts borrowed from the commercial banks. Trade receivables that collateralize the Securitization Agreement are held in a bankruptcy-remote special purpose entity, which is consolidated for financial reporting purposes and represents the Company's only VIE. Qualified trade receivables in the amount of the outstanding borrowing under the Securitization Agreement are not available to the general creditors of the Company. The maximum amount of the Securitization Agreement is $295 million and it bears interest at approximately LIBOR plus 80 basis points. At March 31, 2011, the amount of outstanding borrowing under the Securitization Agreement was $295 million and it was classified as long-term debt on the Consolidated Balance Sheet. Amounts borrowed under the Securitization Agreement could fluctuate monthly based on the Company's funding requirements and the level of qualified trade receivables available to collateralize the Securitization Agreement. The Securitization Agreement expires in March 2013 and contains customary events of termination, including standard cross default provisions with respect to outstanding debt.

Aggregate Long-term Debt Maturities

The aggregate maturities of long-term debt at March 31, 2011 are as follows:

(In thousands) Years Ending March 31,[a]	Debt Maturities
2012	$ 9,868
2013	297,921
2014	300,526
2015	774,584
2016	250,100
Thereafter	215,520
	$ 1,848,519

(a) Outstanding borrowings under the Securitization Agreement at March 31, 2011 are reflected as maturing at the agreement's expiration in March 2013.

The 2013, 2014 and 2015 Notes are reflected in the debt maturity schedule at their maturity values rather than their carrying values, which are net of discounts of $152 thousand, $336 thousand and $340 thousand, respectively. The 2013 Notes also include additional carrying value of $5.2 million at March 31, 2011 related to the Company's fair value hedges – see Note 10 for additional disclosure.

Note 10
Derivative Instruments and Hedging Activities

The Company manages its exposure to changes in market interest rates. The Company's involvement with derivative instruments is limited to highly effective interest rate swap agreements used to manage well-defined interest rate risk exposures and treasury rate lock agreements used to fix the interest rate related to forecasted debt issuances. The Company monitors its positions and credit ratings of its counterparties and does not anticipate non-performance by the counterparties. Interest rate swap and treasury rate lock agreements are not entered into for trading purposes. The Company recognizes derivative instruments as either assets or liabilities at fair value on the Consolidated Balance Sheet. At March 31, 2011, the Company was party to a total of five interest rate swap agreements with an aggregate notional amount of $300 million.

Cash Flow Hedges

The Company designates fixed interest rate swap agreements as cash flow hedges of interest payments on variable-rate debt associated with the Company's Securitization Agreement. For derivative instruments designated as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income ("AOCI") and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative instruments representing hedge ineffectiveness are recognized in current earnings.

During fiscal 2011, fixed interest rate swaps with an aggregate notional amount of $250 million matured and at March 31, 2011, the Company was not party to any fixed interest rate swap agreements.

For the year ended March 31, 2011, the fair value of the liability for the fixed interest rate swap agreements decreased and the Company recorded a corresponding adjustment to AOCI of $4.0 million, or $2.7 million after tax. For the year ended March 31, 2010, the fair value of the liability for the fixed interest rate swap agreements decreased and the Company recorded a corresponding adjustment to AOCI of $8.6 million, or $5.6 million after tax. The amount of gain or loss recorded in earnings as a result of hedge ineffectiveness related to the designated cash flow hedges was immaterial for the years ended March 31, 2011, 2010 and 2009.

In anticipation of the issuance of the 2015 Notes, the Company entered into a treasury rate lock agreement in July 2010, with a notional amount of $100 million, maturing on September 8, 2010. The treasury rate lock agreement was designated as a cash flow hedge of the semi-annual interest payments associated with the forecasted issuance of the 2015 Notes. When the treasury rate lock agreement matured, the Company incurred a loss of $2.6 million ($1.6 million after tax) which is reported as a component within AOCI and will be reclassified into earnings over the term of the 2015 Notes. For the year ended March 31, 2011, $258 thousand of the loss on the treasury rate lock was reclassified to interest expense. At March 31, 2011, the estimated loss recorded in AOCI on the treasury rate lock agreement that is expected to be reclassified into earnings within the next twelve months is $326 thousand, net of tax.

Fair Value Hedges

The Company also has variable interest rate swap agreements, which are designated as fair value hedges. For derivative instruments designated as fair value hedges, the gain or loss on the derivative as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in current earnings.

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

At March 31, 2011, the Company had five variable interest rate swaps outstanding with a notional amount of $300 million. These variable interest rate swaps effectively convert the Company's $300 million of fixed rate 2013 Notes to variable rate debt. At March 31, 2011, these swap agreements required the Company to make variable interest payments based on a weighted average forward rate of 2.17% and receive fixed interest payments from the counterparties based on a fixed rate of 2.85%. The maturity of these fair value swaps coincides with the maturity date of the Company's 2013 Notes in October 2013. During the year ended March 31, 2011, the fair value of the variable interest rate swaps increased by $5.7 million to an asset of $5.1 million and was recorded in other non-current assets. The corresponding increase in the carrying value of the 2013 Notes caused by the hedged risk was $5.6 million and was recorded in long-term debt. The Company records the gain or loss on the hedged item (i.e., the 2013 Notes) and the gain or loss on the variable interest rate swaps in interest expense. The net gain or loss recorded in earnings as a result of hedge ineffectiveness related to the designated fair value hedges was immaterial for the years ended March 31, 2011 and 2010.

Tabular Disclosure

The following tables reflect the required tabular disclosure of the fair values of derivative instruments on the Company's Consolidated Balance Sheets as well as the effect of derivative instruments on the Company's earnings and stockholders' equity.

Fair Values of Derivatives Designated as Hedging Instruments

	March 31, 2011		March 31, 2010	
(In thousands)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps:				
Fixed interest rate swaps			Other non-current liabilities	$(3,962)
Variable interest rate swaps	Other non-current assets	$5,086	Other non-current liabilities	$ (625)

Effect of Derivative Instruments on the Consolidated Statements of Earnings and Stockholders' Equity

(In thousands)

	Amount of Gain Recognized in OCI on Derivatives		
	Years Ended March 31,		
Derivatives in Cash Flow Hedging Relationships	2011	2010	2009
Interest rate contracts	$ 1,633	$ 8,563	$ 8,325
Tax effect	(443)	(2,997)	(2,914)
Net effect	$ 1,190	$ 5,566	$ 5,411

(In thousands)

	Amount of Loss Reclassified from AOCI into Pre-tax Income		
	Years Ended March 31,		
Location of Loss Reclassified from AOCI into Pre-tax Income for Derivatives in Cash Flow Hedging Relationships	2011	2010	2009
Interest expense, net	$ 4,242	$ 11,399	$ 13,130

(In thousands)

Derivatives in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Pre-tax Income	Amount of Gain (Loss) Recognized in Pre-tax Income Years Ended March 31, 2011	2010
Change in fair value of variable interest rate swaps	Interest expense, net	$ 5,711	$ (625)
Change in carrying value of 2013 Notes	Interest expense, net	(5,563)	392
Net effect	Interest expense, net	$ 148	$ (233)

Note 11
Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are classified based upon the level of judgment associated with the inputs used to measure their fair value. The hierarchical levels related to the subjectivity of the valuation inputs are defined as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
- Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable, directly or indirectly through corroboration with observable market data at the measurement date.
- Level 3 inputs are unobservable inputs that reflect management's best estimate of the assumptions (including assumptions about risk) that market participants would use in pricing the asset or liability at the measurement date.

The carrying value of cash, trade receivables, other current receivables, trade payables and other current liabilities (e.g., deposit liabilities, cash overdrafts, etc.) approximates fair value.

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

Assets and liabilities measured at fair value on a recurring basis at March 31, 2011 and March 31, 2010 are categorized in the table below based on the lowest level of significant input to the valuation.

(In thousands)	Balance at March 31, 2011	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Assets:				
Deferred compensation plan assets	$ 9,160	$ 9,160	$ —	$ —
Derivative assets – variable interest rate swap agreements	5,086	—	5,086	—
Total assets measured at fair value on a recurring basis	$ 14,246	$ 9,160	$ 5,086	$ —
Liabilities:				
Deferred compensation plan liabilities	$ 9,160	$ 9,160	$ —	$ —
Total liabilities measured at fair value on a recurring basis	$ 9,160	$ 9,160	$ —	$ —

(In thousands)	Balance at March 31, 2010	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3
Assets:				
Subordinated retained interest in trade receivables sold under the Company's trade receivables securitization (Note 2)	$ 142,310	$ —	$ —	$ 142,310
Deferred compensation plan assets	7,596	7,596	—	—
Total assets measured at fair value on a recurring basis	$ 149,906	$ 7,596	$ —	$ 142,310
Liabilities:				
Deferred compensation plan liabilities	$ 7,596	$ 7,596	$ —	$ —
Derivative liabilities – fixed interest rate swap agreements	3,962	—	3,962	—
Derivative liabilities – variable interest rate swap agreements	625	—	625	—
Total liabilities measured at fair value on a recurring basis	$ 12,183	$ 7,596	$ 4,587	$ —

The following is a general description of the valuation methodologies used for financial assets and liabilities measured at fair value:

Deferred compensation plan assets and corresponding liabilities—The Company's deferred compensation plan assets consist of open-ended mutual funds (Level 1), and are included within other non-current assets on the Consolidated Balance Sheets. The Company's deferred compensation plan liabilities are equal to the plan's assets and are included within other non-current liabilities on the Consolidated Balance Sheets. Gains or losses on the deferred compensation plan assets are recognized as other income (expense), net, while gains or losses on the deferred compensation plan liabilities are recognized as compensation expense in the Consolidated Statement of Earnings.

Derivative assets—interest rate swap agreements— The Company's variable interest rate swap agreements are with highly rated counterparties, are designated as fair value hedges and effectively convert the Company's fixed rate 2013 Notes to variable rate debt. The swap agreements are valued using an income approach that relies on observable market inputs such as interest rate yield curves and treasury spreads (Level 2). Expected future cash flows are converted to a present value amount based upon market expectations of the changes in these interest rate yield curves. The fair values of the Company's interest rate swap agreements are included within other non-current assets on the Consolidated Balance Sheet at March 31, 2011. See Note 10 for additional derivatives disclosures.

The carrying value of debt, which is reported on the Company's Consolidated Balance Sheets, generally reflects the cash proceeds received upon its issuance, net of subsequent repayments. The fair value of the Company's variable interest rate revolving credit borrowings disclosed in the table below were estimated based on observable forward yield curves and unobservable credit spreads management believes a market participant would assume for these facilities under market conditions as of the balance sheet date. The fair value of the fixed rate notes disclosed below were determined based on quoted prices from the broker/dealer market, observable market inputs for similarly termed treasury notes adjusted for the Company's credit spread and unobservable inputs management believes a market participant would use in determining imputed interest for obligations without a stated interest rate. The fair value of the securitized receivables approximates its carrying value.

(In thousands)	Carrying Value at March 31, 2011	Fair Value at March 31, 2011	Carrying Value at March 31, 2010	Fair Value at March 31, 2010
Revolving credit borrowings	$ 378,209	$ 381,235	$ 241,698	$ 239,281
Term loans	—	—	307,500	304,425
2013 Notes	305,019	308,716	299,395	299,126
2014 Notes	399,664	419,899	399,568	412,542
2015 Notes	249,660	249,430	—	—
2018 Notes	215,446	235,105	245,446	269,706
Trade Receivables Securitization	295,000	295,000	—	—
Acquisition and other notes	9,864	10,146	16,032	16,814
Total debt	$ 1,852,862	$ 1,899,531	$ 1,509,639	$ 1,541,894

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

Note 12
Stockholders' Equity

(a) Common Stock

The Company is authorized to issue up to 200 million shares of common stock with a par value of $0.01 per share. At March 31, 2011, the number of shares of common stock outstanding was 79.6 million, excluding 7.0 million shares of common stock held as treasury stock. At March 31, 2010, the number of shares of common stock outstanding was 83.2 million, excluding 3.0 million shares of common stock held as treasury stock.

(b) Preferred Stock and Redeemable Preferred Stock

The Company is authorized to issue up to 20 million shares of preferred stock. Of the 20 million shares authorized, 200 thousand shares have been designated as Series A Junior Participating Preferred Stock, 200 thousand shares have been designated as Series B Junior Participating Preferred Stock and 200 thousand shares have been designated as Series C Junior Participating Preferred Stock (see *Stockholder Rights Plan* below). At March 31, 2011 and 2010, no shares of the preferred stock were issued or outstanding. The preferred stock may be issued from time to time by the Company's Board of Directors in one or more series. The Board of Directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, and any other rights, preferences, privileges and restrictions of any series of preferred stock, and the number of shares constituting such series and designation thereof.

Additionally, the Company is authorized to issue 30 thousand shares of redeemable preferred stock. At March 31, 2011 and 2010, no shares of redeemable preferred stock were issued or outstanding.

(c) Dividends

The Company paid its stockholders quarterly cash dividends of $0.22 per share at the end of the first quarter, $0.25 per share in the second and third quarters and $0.29 per share in the fourth quarter. On May 17, 2011, the Company's Board of Directors declared a cash dividend of $0.29 per share, which is payable on June 30, 2011 to the stockholders of record as of June 15, 2011. During fiscal 2010, the Company paid its stockholders regular quarterly cash dividends of $0.18 per share at the end of each of the first three quarters and $0.22 per share in the fourth quarter. During fiscal 2009, the Company paid its stockholders regular quarterly cash dividends of $0.12 per share at the end of each of the first two quarters and $0.16 per share in the third and fourth quarters. Future dividend declarations and associated amounts paid will depend upon the Company's earnings, financial condition, loan covenants, capital requirements and other factors deemed relevant by management and the Company's Board of Directors.

(d) Stockholder Rights Plan

Effective May 8, 2007, the Company's Board of Directors adopted a stockholder rights plan (the "2007 Rights Plan"). Pursuant to the 2007 Rights Plan, the Board of Directors declared a dividend distribution of one right for each share of common stock. Each right entitles the holder to purchase from the Company one ten-thousandth of a share of Series C Junior Participating Preferred Stock at an initial exercise price of $230 per share. The 2007 Rights Plan is intended to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to protect stockholders' interests in the event the Company is confronted with partial tender offers or other coercive or unfair takeover tactics.

Rights become exercisable after ten days following the acquisition by a person or group of 15% (or 20% in the case of Peter McCausland and certain of his affiliates) or more of the Company's outstanding common stock, or ten business days (or later if determined by the Board of Directors in accordance with the plan) after the announcement of a tender offer or exchange offer to acquire 15% (or 20% in the case of Peter McCausland and certain of his affiliates) or more of the outstanding common stock. If such a person or group acquires 15% or more (or 20% or more, as the case may be) of the common stock, each right (other than such person's or group's rights, which will become void) will entitle the holder to purchase, at the exercise price, common stock having a market value equal to twice the exercise price. In certain circumstances, the rights may be redeemed by the Company at an initial redemption price of $0.0001 per right. If not redeemed, the rights will expire on May 8, 2017.

(e) Stock Repurchase Programs

In November 2005, the Company's Board of Directors approved a stock repurchase plan that provided the Company with the authorization to repurchase up to $150 million of its common stock. The plan was suspended in July 2006 while the Company consummated its acquisitions of Linde AG's U.S. bulk and packaged gas assets. In March 2008, the Company announced the reinstatement of its plan. During fiscal 2009, 2.4 million shares were repurchased for $115.6 million. A total of 4.1 million shares were repurchased under the plan for $150 million, satisfying the original $150 million authorized for common stock repurchase.

In February 2011, the Executive Committee of the Company's Board of Directors approved a stock repurchase program that provided the Company with the authorization to repurchase up to $300 million of its common stock. By March 31, 2011, 4.8 million shares had been repurchased for $300 million.

In May 2011, the Company announced a new program to repurchase up to $300 million of its outstanding shares of common stock. See Note 24 for subsequent event disclosure.

(f) Comprehensive Income

The Company's comprehensive income was $254 million, $210 million and $255 million for the years ended March 31, 2011, 2010 and 2009, respectively. Comprehensive income consists of net earnings, foreign currency translation adjustments, net gain or loss on derivative instruments and the net tax expense or benefit of other comprehensive income items. Net tax expense or benefit of comprehensive income items pertains to the Company's derivative instruments only, as foreign currency translation adjustments relate to permanent investments in foreign subsidiaries. The net gain or loss on derivative instruments reflects valuation adjustments for changes in interest rates, as well as cash settlements with the counterparties and reclassification adjustments to income. During the year ended March 31, 2011, cash settlements with the counterparties of $4.2 million were reclassified from AOCI to net earnings as interest expense. The table below presents the gross and net changes in the balances within each component of AOCI for the year ended March 31, 2011.

(In thousands)	Foreign Currency Translation Adjustment	Treasury Rate Lock Agreement	Interest Rate Swap Agreements	Total Accumulated Other Comprehensive Income
Balance March 31, 2010	$ 6,099	$ —	$(2,657)	$ 3,442
Foreign currency translation adjustments	2,948			2,948
Derivative instruments:				
Treasury rate lock loss		(2,587)		(2,587)
Change in fair value of fixed interest rate swap agreements			(22)	(22)
Reclassification adjustments to income		258	3,984	4,242
Net gain (loss) on derivative instruments		(2,329)	3,962	1,633
Net tax effect of comprehensive income items		862	(1,305)	(443)
Net change after tax of comprehensive income items	2,948	(1,467)	2,657	4,138
Balance March 31, 2011	$ 9,047	$(1,467)	$ —	$ 7,580

Note 13
Stock-based Compensation

The Company recognizes stock-based compensation expense for its equity incentive plan and employee stock purchase plan. The following table summarizes stock-based compensation expense recognized by the Company in each of the years in the three-year period ended March 31, 2011:

(In thousands) Fiscal Years Ended March 31,	2011	2010	2009
Stock-based compensation expense related to:			
Equity Incentive Plan	$ 19,122	$ 16,455	$ 14,863
Employee Stock Purchase Plan—options to purchase stock	4,547	6,413	5,772
	23,669	22,868	20,635
Tax benefit	(8,364)	(6,913)	(6,544)
Stock-based compensation expense, net of tax	$ 15,305	$ 15,955	$ 14,091

2006 Equity Incentive Plan

The 2006 Equity Incentive Plan (the "2006 Equity Plan") was approved by the Company's stockholders in August 2006. On August 18, 2009, the Company's stockholders approved the Amended and Restated 2006 Equity Incentive Plan, which included, among other things, a 2.6 million increase in the number of shares available for issuance under the plan. At March 31, 2011, a total of 7.5 million shares were authorized under the 2006 Equity Plan, as amended, for grants of stock options, stock appreciation rights, restricted stock and restricted stock units to employees, directors and consultants of the Company, of which 2.8 million shares of common stock were available for issuance.

Stock options granted prior to April 1, 2006 vest 25% annually and have a maximum term of ten years. Stock options granted subsequent to April 1, 2006 also vest 25% annually and have a maximum term of eight years.

Fair Value

The Company utilizes the Black-Scholes option pricing model to determine the fair value of stock options. The weighted-average grant date fair value of stock options granted during the fiscal years ended March 31, 2011, 2010 and 2009 was $22.72, $14.50 and $18.17, respectively. The following assumptions were used by the Company in valuing the stock option grants issued in each fiscal year:

Stock Option Grant Assumptions

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Expected volatility	41.9%	39.5%	29.6%
Expected dividend yield	1.42%	1.75%	0.90%
Expected term	5.6 years	5.6 years	5.6 years
Risk-free interest rate	2.1%	2.3%	3.2%

The expected volatility assumption used in valuing stock options was determined based on anticipated changes in the underlying stock price over the expected term using historical daily changes of the Company's closing stock price. The expected dividend yield was based on the Company's history and expectation of future dividend payouts. The expected term represents the period of time that the options are expected to be outstanding prior to exercise or forfeiture. The expected term was determined based on historical exercise patterns. The risk-free interest rate was based on U.S. Treasury rates in effect at the time of grant commensurate with the expected term.

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

Summary of Stock Option Activity

The following table summarizes the stock option activity during the three years ended March 31, 2011:

	Number of Stock Options	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (In thousands)
Outstanding at March 31, 2008	6,632,703	$ 23.52	
Granted	1,120,273	$ 59.67	
Exercised	(1,027,129)	$ 15.76	
Forfeited	(85,478)	$ 31.63	
Outstanding at March 31, 2009	6,640,369	$ 30.71	$ 60,142
Granted	1,425,650	$ 43.15	
Exercised	(1,299,528)	$ 16.82	
Forfeited	(59,473)	$ 18.50	
Outstanding at March 31, 2010	6,707,018	$ 36.15	$ 184,230
Granted	1,047,300	$ 62.56	
Exercised	(812,304)	$ 27.20	
Forfeited	(56,428)	$ 50.38	
Outstanding at March 31, 2011	6,885,586	$ 41.11	$ 174,350
Vested or expected to vest as of March 31, 2011	6,745,105	$ 40.79	$ 172,944
Exercisable as of March 31, 2011	4,179,865	$ 33.23	$ 138,796

The aggregate intrinsic value represents the difference between the Company's closing stock price on the last trading day of each fiscal year and the exercise price of in-the-money stock options multiplied by the number of stock options outstanding or exercisable as of that date. The total intrinsic value of stock options exercised during the years ended March 31, 2011, 2010 and 2009 was $31.4 million, $46.7 million and $33.1 million, respectively. The weighted-average remaining contractual term of stock options outstanding as of March 31, 2011 was 4.6 years. Common stock to be issued in conjunction with future stock option exercises will be obtained from either new shares or shares from treasury stock.

As of March 31, 2011, $31.8 million of unrecognized compensation expense related to non-vested stock options is expected to be recognized over a weighted-average vesting period of 1.7 years.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (the "ESPP") encourages and assists employees in acquiring an equity interest in the Company. The ESPP is authorized to issue up to 5.5 million shares of Company common stock, of which 2.1 million shares were available for issuance at March 31, 2011, 67 thousand shares of which were issued on April 1, 2011.

Under the terms of the ESPP, eligible employees may elect to have up to 15% of their annual gross earnings withheld to purchase common stock at 85% of the market value. Employee purchases are limited in any calendar year to an aggregate market value of $25,000. Market value under the ESPP is defined as either the closing share price on the New York Stock Exchange as of an employee's enrollment date or the closing price on the first business day of a fiscal quarter when the shares are purchased, whichever is lower. An employee may lock-in a purchase price for up to 12 months. The ESPP effectively resets at the beginning of each fiscal year at which time employees are re-enrolled in the plan and a new 12-month purchase price is established. The ESPP is designed to comply with the requirements of Sections 421 and 423 of the Internal Revenue Code.

Compensation expense is measured based on the fair value of the employees' option to purchase shares of common stock at the grant date and is recognized over the future periods in which the related employee service is rendered. The fair value per share of employee options to purchase shares under the ESPP was $16.05, $12.52 and $12.46 for the years ended March 31, 2011, 2010 and 2009, respectively. The fair value of the employees' option to purchase shares of common stock was estimated using the Black-Scholes model. The following assumptions were used by the Company in valuing the employees' option to purchase shares of common stock under the ESPP:

ESPP—Purchase Option Assumptions:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Expected volatility	41.8%	72.2%	61.3%
Expected dividend yield	1.01%	1.61%	1.07%
Expected term	3 to 9 months	3 to 12 months	3 to 6 months
Risk-free interest rate	0.2%	0.4%	1.7%

The following table summarizes the activity of the ESPP during the three years ended March 31, 2011:

ESPP—Purchase Option Activity

	Number of Purchase Options	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (In thousands)
Outstanding at March 31, 2008	108,634	$ 36.21	
Granted	463,443	$ 35.52	
Exercised	(439,325)	$ 37.57	
Outstanding at March 31, 2009	132,752	$ 29.30	$ 599
Granted	512,327	$ 29.29	
Exercised	(523,507)	$ 29.47	
Outstanding at March 31, 2010	121,572	$ 28.53	$ 4,266
Granted	283,293	$ 52.73	
Exercised	(338,037)	$ 44.37	
Outstanding at March 31, 2011	66,828	$ 51.03	$ 1,028

Note 14
Interest Expense, Net

Interest expense, net, consists of:

(In thousands) Years Ended March 31,	2011	2010	2009
Interest expense [a]	$ 62,719	$ 65,788	$ 87,142
Interest and finance charge (income)	(2,665)	(2,478)	(2,747)
	$ 60,054	$ 63,310	$ 84,395

[a] During the year ended March 31, 2011, the Company incurred $2.6 million of a one-time interest penalty payable to holders of the 2018 Notes related to the late removal of the restrictive legend on these notes. The Company classified these charges as interest expense.

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

Note 15
Earnings Per Share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares of the Company's common stock outstanding during the period. Outstanding shares consist of issued shares less treasury stock. Diluted earnings per share is calculated by dividing net earnings by the weighted average common shares outstanding adjusted for the dilutive effect of common stock equivalents related to stock options and the Company's ESPP.

Outstanding stock options that are anti-dilutive are excluded from the Company's diluted earnings per share computation. There were approximately 1.3 million, 2.4 million, and 1.9 million shares covered by outstanding stock options that were not dilutive for the years ended March 31, 2011, 2010 and 2009, respectively.

The table below presents the computation of basic and diluted earnings per share for the years ended March 31, 2011, 2010 and 2009:

(In thousands, except per share amounts) **Years Ended March 31,**	**2011**	**2010**	**2009**
Basic Earnings per Share Computation			
Numerator:			
Net earnings	$ 249,766	$ 196,300	$ 261,088
Denominator:			
Basic shares outstanding	83,487	82,129	81,926
Basic net earnings per share	$ 2.99	$ 2.39	$ 3.19

(In thousands, except per share amounts) **Years Ended March 31,**	**2011**	**2010**	**2009**
Diluted Earnings per Share Computation			
Numerator:			
Net earnings	$ 249,766	$ 196,300	$ 261,088
Denominator:			
Basic shares outstanding	83,487	82,129	81,926
Incremental shares from assumed exercises and conversions:			
Stock options and options under the Employee Stock Purchase Plan	1,765	1,658	1,890
Diluted shares outstanding	85,252	83,787	83,816
Diluted net earnings per share	$ 2.93	$ 2.34	$ 3.12

Note 16
Leases

The Company leases certain distribution facilities, fleet vehicles and equipment under long-term operating leases with varying terms. Most leases contain renewal options and in some instances, purchase options. Rentals under these operating leases for the years ended March 31, 2011, 2010 and 2009 totaled approximately $101 million, $102 million and $99 million, respectively. Certain operating facilities are leased at market rates from employees of the Company who were previous owners of businesses acquired. Outstanding capital lease obligations and the related capital assets are not material to the Consolidated Balance Sheets at March 31, 2011 and 2010. In connection with the fleet vehicle operating leases, the Company guarantees a residual value of $27 million, representing approximately 15% of the original cost.

At March 31, 2011, future minimum lease payments under non-cancelable operating leases were as follows:

(In thousands) **Years Ending March 31,**	
2012	$ 82,363
2013	63,870
2014	45,776
2015	31,400
2016	19,754
Thereafter	25,493
	$ 268,656

Note 17
Commitments and Contingencies

(a) Litigation

The Company is involved in various legal and regulatory proceedings that have arisen in the ordinary course of business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the Company's consolidated financial condition, results of operations or liquidity.

On February 11, 2010, Air Products & Chemicals, Inc. ("Air Products") initiated an unsolicited tender offer for all of the Company's outstanding shares of common stock. In connection with this unsolicited takeover attempt, Air Products filed an action against the Company and members of its Board in the Delaware Court of Chancery. In the suit, Air Products sought, among other things, an order declaring that members of the Company's Board breached their fiduciary duties by refusing to negotiate with Air Products. Additionally, a number of purported stockholder class action lawsuits were commenced against the Company and/or the members of the Airgas Board in the Delaware Court of Chancery. These suits, which were later consolidated, alleged, among other things, that the members of the Airgas Board breached their fiduciary duties by refusing to negotiate with Air Products, failing to seek more valuable alternatives and failing to redeem the Company's shareholder rights plan.

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

On February 15, 2011, the Delaware Court of Chancery denied in their entirety all requests for relief by Air Products and by the plaintiffs in the stockholder class action lawsuits, and dismissed with prejudice all claims asserted against the Company and its directors. Air Products promptly terminated its unsolicited tender offer and no appeal of the Court's decision was filed by Air Products or the stockholder plaintiffs.

As disclosed in Note 23—Unsolicited Takeover Attempt, the Company has incurred substantial legal and professional fees and other costs related to Air Products' unsolicited takeover attempt and associated litigation through March 31, 2011.

(b) Insurance Coverage

The Company has established insurance programs to cover workers' compensation, business automobile and general liability claims. During fiscal 2011, 2010 and 2009, these programs had high deductible limits of $1 million per occurrence. For fiscal 2012, the high deductible limits will remain $1 million per occurrence. The Company believes its insurance reserves are adequate. The Company accrues estimated losses using actuarial models and assumptions based on historical loss experience. The nature of the Company's business may subject it to product and general liability lawsuits. To the extent that the Company is subject to claims that exceed its liability insurance coverage, such suits could have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company maintains a reserve for incurred but not reported medical claims and claim development. The reserve is an estimate based on historical experience and other assumptions, some of which are subjective. The Company adjusts its self-insured medical benefits reserve as the Company's loss experience changes due to medical inflation, changes in the number of plan participants and an aging employee base.

(c) Supply Agreements

The Company purchases bulk quantities of industrial gases under long-term take-or-pay supply agreements. The Company is a party to a long-term take-or-pay supply agreement, in effect through August 2017, under which Air Products will supply the Company with bulk nitrogen, oxygen, argon and helium. The Company is committed to purchase approximately $53 million annually in bulk gases under the Air Products supply agreements. The Company also has long-term take-or-pay supply agreements with Linde AG to purchase oxygen, nitrogen, argon and helium. The agreements expire at various dates through July 2019 and represent approximately $49 million in annual bulk gas purchases. Additionally, the Company has long-term take-or-pay supply agreements to purchase oxygen, nitrogen and argon from other major producers. Annual purchases under these contracts are approximately $14 million and they expire at various dates through June 2024. The annual purchase commitments above reflect estimates based on fiscal 2011 purchases.

The Company also purchases liquid carbon dioxide and ammonia under take-or-pay supply agreements. The Company is a party to long-term take-or-pay supply agreements for the purchase of liquid carbon dioxide with approximately 15 suppliers that expire at various dates through 2044 and represent purchases of approximately $19 million in fiscal 2012. The Company purchases ammonia from a variety of sources and is obligated to purchase approximately $3.1 million annually under these contracts. The annual purchase commitments reflect estimates based on fiscal 2011 purchases.

The supply agreements noted above contain periodic pricing adjustments based on certain economic indices and market analyses. The Company believes the minimum product purchases under the agreements are within the Company's normal product purchases. Actual purchases in future periods under the supply agreements could differ materially from those presented above due to fluctuations in demand requirements related to varying sales levels as well as changes in economic conditions. The Company believes that if a long-term supply agreement with a major supplier of gases or other raw materials was terminated, it would look to utilize excess internal production capacity and to locate alternative sources of supply to meet customer requirements. The Company purchases hardgoods from major manufacturers and suppliers. For certain products, the Company has negotiated national purchasing arrangements. The Company believes that if an arrangement with any supplier of hardgoods was terminated, it would be able to negotiate comparable alternative supply arrangements.

At March 31, 2011, future commitments under take-or-pay supply agreements were as follows:

(In thousands)

Years Ending March 31,	
2012	$ 138,516
2013	130,739
2014	119,100
2015	111,555
2016	109,304
Thereafter	254,747
	$ 863,961

(d) Construction Commitments

At March 31, 2011, the Company's remaining construction commitments totaled approximately $29 million. Construction commitments represent an outstanding commitment to a customer to construct an on-site air separation unit in Clarksville, Tennessee. The Clarksville, Tennessee plant is expected to be completed by mid fiscal 2013.

(e) Letters of Credit

At March 31, 2011, the Company had outstanding letters of credit of approximately $41 million. Letters of credit are guarantees of payment to third parties. The Company's letters of credit principally back obligations associated with the

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

Company's self-insured retention on workers' compensation, business automobile and general liability claims. The letters of credit are supported by the Company's Credit Facility.

Note 18
Benefit Plans

The Company has a defined contribution 401(k) plan (the "401(k) plan") covering substantially all full-time employees. Under the terms of the 401(k) plan, the Company makes matching contributions of up to two percent of participant wages. Amounts expensed under the 401(k) plan for fiscal 2011, 2010 and 2009 were $10.1 million, $9.2 million and $8.6 million, respectively.

The Company participates in several multi-employer pension plans ("MEPPs") providing defined benefits to union employees under the terms of collective bargaining agreements ("CBAs"). Contributions have been made to the plans in accordance with negotiated CBAs. The plans generally provide retirement benefits to participants based on their service to contributing employers.

In connection with the negotiation of CBA renewals, the Company has replaced defined benefit MEPPs for CBA employees with defined contribution plans. As part of the withdrawal from a MEPP, the Company is required to fund its portion of the MEPP's unfunded pension obligation, if any. The ultimate amount of the withdrawal liability assessed by the MEPP is impacted by a number of factors, including investment returns, benefit levels, interest rates and continued participation by the Company and other employers in the MEPP. The Company recognized charges related to the withdrawal from these plans of $4.6 million, $6.7 million and $2.1 million for the years ended March 31, 2011, 2010 and 2009, respectively. MEPP withdrawal liabilities amounted to $16.0 million at March 31, 2011 and $12.9 million at March 31, 2010. These estimates are subject to change based on further review of pending information requested from certain pension funds, arbitration hearings and the receipt of final withdrawal assessments from certain pension funds.

During fiscal 2012, the Company intends to negotiate withdrawals from the MEPPs provided for in its three remaining CBAs that provide for such plans. These CBAs cover approximately 30 employees and, assuming a complete withdrawal from these MEPPs, the Company estimates the additional withdrawal liability to be approximately $5 million as of March 31, 2011. Though the most recent plan data available from the remaining MEPPs was used in computing this estimate, it is subject to change based on future market conditions, pension fund assets, unfunded vested benefit obligation amounts, employer contributions and benefit levels that will impact the ultimate withdrawal liability should the Company successfully negotiate the withdrawal from the MEPPs provided for in the remaining CBAs.

The Company has a deferred compensation plan that is a non-qualified plan. The deferred compensation plan allows eligible employees and non-employee directors, who elect to participate in the plan, to defer receipt of taxable compensation. Participants may set aside up to a maximum of 75% of their salary and up to a maximum of 100% of their bonus compensation in tax-deferred investments. The Company's deferred compensation plan liabilities are funded through an irrevocable rabbi trust. The assets of the trust, which consist of exchange traded open-ended mutual funds, cannot be reached by the Company or its creditors except in the event of the Company's insolvency or bankruptcy. Assets held in the rabbi trust were $9.2 million and $7.6 million at March 31, 2011 and 2010, respectively, and are included within other non-current assets on the Consolidated Balance Sheets. The Company's deferred compensation plan liabilities were $9.2 million and $7.6 million at March 31, 2011 and 2010, respectively and are included within other non-current liabilities on the Consolidated Balance Sheets. Gains or losses on the deferred compensation plan assets are recognized as other income (expense), net, while gains or losses on the deferred compensation plan liabilities are recognized as compensation expense in the Consolidated Statement of Earnings.

Note 19
Related Parties

The Company purchases and sells goods and services in the ordinary course of business with certain corporations in which some of its directors are officers or directors. The Company also leases certain operating facilities from employees who were previous owners of businesses acquired. Payments made to related parties for fiscal 2011, 2010 and 2009 were $4.2 million, $2.3 million and $3.5 million, respectively. Amounts paid to related parties represented values considered fair and reasonable and reflective of arm's length transactions.

Note 20
Supplemental Cash Flow Information

Cash Paid for Interest and Taxes

Cash paid for interest and income taxes was as follows:

(In thousands)

Years Ended March 31,	2011	2010	2009
Interest paid [(a)]	$ 58,131	$ 74,984	$ 75,630
Discount on securitization	—	5,651	10,738
Income taxes (net of refunds)	61,160	50,562	64,616

(a) During the year ended March 31, 2011, the Company incurred $2.6 million and paid $2.3 million of a one-time interest penalty payable to holders of the 2018 Notes related to the late removal of the restrictive legend on these notes. The remaining interest penalty of $0.3 million was paid to note holders on April 1, 2011, concurrent with the scheduled interest payment on the 2018 Notes. The Company classified these charges as interest expense.

Significant Non-cash Investing and Financing Transactions

During the years ended March 31, 2011, 2010 and 2009, the Company purchased $4.4 million, $4.0 million and $7.3 million, respectively, of rental welders, which were financed directly by a vendor. The vendor financing was reflected as long-term debt on the respective Consolidated Balance Sheets. Future cash payments in settlement of the debt will be reflected on the Consolidated Statement of Cash Flows when paid.

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

Note 21
Summary by Business Segment

The Company aggregates its operations, based on products and services, into two reportable business segments, Distribution and All Other Operations. The Distribution business segment's principal products include industrial, medical and specialty gases sold in packaged and bulk quantities, as well as hardgoods. The Company's air separation facilities and national specialty gas labs primarily produce gases that are sold by the Distribution business segment's business units. Gas sales include nitrogen, oxygen, argon, helium, hydrogen, welding and fuel gases such as acetylene, propylene and propane, carbon dioxide, nitrous oxide, ultra high purity grades, special application blends and process chemicals. Business units in the Distribution business segment also recognize rental revenue, derived from gas cylinders, cryogenic liquid containers, bulk storage tanks, tube trailers and welding and welding related equipment. Gas and rent represented 60%, 61% and 57% of the Distribution business segment's sales in fiscal years 2011, 2010 and 2009, respectively. Hardgoods consist of welding consumables and equipment, safety products, construction supplies, and maintenance, repair and operating supplies. Hardgoods sales represented 40%, 39% and 43% of the Distribution business segment's sales in fiscal years 2011, 2010 and 2009, respectively. The Distribution business segment accounted for approximately 90% of consolidated sales in each of the fiscal years 2011, 2010 and 2009.

The All Other Operations business segment consists of six business units which primarily manufacture and/or distribute carbon dioxide, dry ice, nitrous oxide, ammonia and refrigerant gases. The business units reflected in the All Other Operations business segment individually do not meet the thresholds to be reported as separate business segments. Elimination entries represent intercompany sales from the Company's All Other Operations business segment to its Distribution business segment.

The Company's operations are predominantly in the United States. However, the Company does conduct operations outside of the United States, principally in Canada and, to a lesser extent, Mexico, Russia, Dubai and Europe. Revenues derived from foreign countries, based on the point of sale, were $75 million, $77 million and $86 million in the fiscal years ended March 31, 2011, 2010 and 2009, respectively. Long-lived assets attributable to the Company's foreign operations represent less than 4.0% of the consolidated total long-lived assets and were $142 million, $141 million and $116 million at March 31, 2011, 2010 and 2009, respectively. The Company's customer base is diverse with its largest customer accounting for approximately 0.5% of total net sales.

The accounting policies of the business segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Certain reclassifications were made to the presentation of business segment operating results for the prior periods to conform to the current period presentation. These reclassifications were the result of changes made to the allocation of corporate operating expenses. Although corporate operating expenses are generally allocated to each business segment based on sales dollars, the Company reports expenses related to the implementation of its SAP system and the Company's withdrawal from various MEPPs under selling, distribution and administrative expenses in the eliminations and other column below. Previously these costs were allocated to each business segment based on sales dollars. Consolidated operating income and net earnings for the prior periods were not impacted by these reclassifications. Additionally, the legal and professional fees incurred as a result of Air Products' unsolicited tender offer were not allocated to the Company's business segments. These costs are also reflected in the eliminations and other column below. Corporate assets have been allocated to the Distribution business segment, intercompany sales are recorded on the same basis as sales to third parties, and intercompany transactions are eliminated in consolidation. See Note 3 for the impact of acquisitions and divestitures on the operating results of each business segment. Management utilizes more than one measurement and multiple views of data to measure segment performance and to allocate resources to the segments. However, the predominant measurements are consistent with the Company's consolidated financial statements and, accordingly, are reported on the same basis below.

(In thousands)	Distribution	All Other Operations	Eliminations and Other	Combined
Fiscal 2011				
Gas and rent	$ 2,272,215	$ 465,803	$ (30,702)	$ 2,707,316
Hardgoods	1,537,921	6,251	(21)	1,544,151
Total net sales	3,810,136	472,054	(30,723)	4,251,467
Cost of products sold (excluding deprec. expense)	1,692,866	251,947	(30,723)	1,914,090
Selling, distribution and administrative expenses	1,418,491	134,578	21,003	1,574,072
Costs related to unsolicited takeover attempt	—	—	44,406	44,406
Depreciation	209,999	15,384	—	225,383
Amortization	20,485	4,650	—	25,135
Operating income	$ 468,295	$ 65,495	$ (65,409)	$ 468,381
Assets	$ 4,451,280	$ 484,601	$ —	$ 4,935,881
Capital expenditures	$ 235,143	$ 20,887	$ —	$ 256,030

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

(In thousands)	Distribution	All Other Operations	Eliminations and Other	Combined
Fiscal 2010				
Gas and rent	$ 2,113,223	$ 414,903	$ (24,240)	$ 2,503,886
Hardgoods	1,365,252	6,038	(23)	1,371,267
Total net sales	3,478,475	420,941	(24,263)	3,875,153
Cost of products sold (excluding deprec. expense)	1,529,607	222,522	(24,263)	1,727,866
Selling, distribution and administrative expenses	1,348,022	127,250	14,033	1,489,305
Costs related to unsolicited takeover attempt	—	—	23,435	23,435
Depreciation	198,066	14,652	—	212,718
Amortization	18,196	4,035	—	22,231
Operating income	$ 384,584	$ 52,482	$ (37,468)	$ 399,598
Assets	$ 4,035,018	$ 460,914	$ —	$ 4,495,932
Capital expenditures	$ 232,982	$ 19,846	$ —	$ 252,828

(In thousands)	Distribution	All Other Operations	Eliminations and Other	Combined
Fiscal 2009				
Gas and rent	$2,247,571	$452,037	$(26,236)	$2,673,372
Hardgoods	1,682,829	5,292	(14)	1,688,107
Total net sales	3,930,400	457,329	(26,250)	4,361,479
Cost of products sold (excluding deprec. expense)	1,807,993	258,145	(26,250)	2,039,888
Selling, distribution and administrative expenses	1,441,932	126,149	7,847	1,575,928
Depreciation	184,991	13,042	—	198,033
Amortization	18,267	4,495	—	22,762
Operating income	$ 477,217	$ 55,498	$ (7,847)	$ 524,868
Assets	$3,948,112	$478,198	$ —	$4,426,310
Capital expenditures	$ 319,256	$ 32,656	$ —	$ 351,912

Note 22
Supplementary Information (Unaudited)

This table summarizes the unaudited results of operations for each quarter of fiscal 2011 and 2010:

(In thousands, except per share amounts)	First	Second	Third	Fourth
2011				
Net sales	$1,052,656	$1,061,663	$1,034,464	$1,102,684
Operating income	122,751	121,765	108,366	115,499
Net earnings	64,799	66,565	55,831	62,571
Basic earnings per share [(a)]	$ 0.78	$ 0.80	$ 0.66	$ 0.76
Diluted earnings per share [(a)]	$ 0.76	$ 0.78	$ 0.65	$ 0.74
2010				
Net sales	$ 981,991	$ 965,091	$ 944,763	$ 983,308
Operating income	107,909	109,817	99,989	81,883
Net earnings	54,816	54,540	46,866	40,078
Basic earnings per share [(a)]	$ 0.67	$ 0.67	$ 0.57	$ 0.48
Diluted earnings per share [(a)]	$ 0.66	$ 0.65	$ 0.56	$ 0.47

(a) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding in each quarter. Therefore, the sum of the quarterly earnings per share does not necessarily equal the full year earnings per share disclosed on the Consolidated Statement of Earnings.

Note 23
Unsolicited Takeover Attempt

On February 11, 2010, Air Products initiated an unsolicited tender offer for all of the Company's outstanding shares of common stock. In connection with this unsolicited takeover attempt, Air Products filed an action against the Company and members of its Board in the Delaware Court of Chancery. In the suit, Air Products sought, among other things, an order declaring that members of the Company's Board breached their fiduciary duties by refusing to negotiate with Air Products. Additionally, a number of purported stockholder class action lawsuits were commenced against the Company and/or the members of the Airgas Board in the Delaware Court of Chancery. These suits, which were later consolidated, alleged, among other things, that the members of the Airgas Board breached their fiduciary duties by refusing to negotiate with Air Products, failing to seek more valuable alternatives and failing to redeem the Company's shareholder rights plan.

Air Products also initiated a proxy contest to elect three directors to Airgas' Board and to amend certain provisions of the Company's By-Laws. At the annual meeting of stockholders of the Company on September 15, 2010, the three nominees of Air Products were elected to the Company's Board of Directors and a majority of the shares voted, though less than 67% of the shares outstanding and entitled to vote, were voted in favor of the By-Law amendments proposed by Air Products. Airgas and certain of its directors initiated an action in the Delaware Court of Chancery alleging that the By-Law amendment requiring that an annual meeting be held on January 18, 2011, only four months after the September 15, 2010 annual meeting, was

Notes to Consolidated Financial Statements continued

AIRGAS, INC. AND SUBSIDIARIES

invalid under both Delaware law and Airgas' charter. In a ruling dated October 8, 2010, the Delaware Court of Chancery ruled that the By-Law amendment was valid. Airgas and the directors involved appealed that ruling to the Supreme Court of Delaware and on November 23, 2010, the Supreme Court of Delaware found that the By-Law amendment was invalid and reversed the judgment of the Court of Chancery.

On February 15, 2011, the Delaware Court of Chancery denied in their entirety all requests for relief by Air Products and by the plaintiffs in the stockholder class action lawsuits, and dismissed with prejudice all claims asserted against the Company and its directors. Air Products promptly terminated its unsolicited tender offer and no appeal of the Court's decision was filed by Air Products or the stockholder plaintiffs.

Since February 2010, the Company has incurred $67.8 million of legal and professional fees and other costs related to Air Products' unsolicited takeover attempt and the related litigation, of which $44.4 million was incurred during the year ended March 31, 2011.

Note 24
Subsequent Events

On May 17, 2011, the Company announced that its Board of Directors declared a regular quarterly cash dividend of $0.29 per share. The dividend is payable June 30, 2011 to stockholders of record as of June 15, 2011.

On May 5, 2011, the Company announced another program to repurchase up to $300 million of its outstanding shares of common stock. As of May 4, 2011, Airgas had approximately 79.8 million common shares outstanding. Airgas may repurchase shares from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws. The Company will determine the timing and the amount of any repurchases based on its evaluation of market conditions, share price and other factors. The stock repurchase program will be funded under the Company's existing Credit Facility, has no pre-established closing date, and may be suspended or discontinued at any time.

Reconciliation of Non-GAAP Financial Measures (Unaudited)

AIRGAS, INC. AND SUBSIDIARIES

Reconciliation of Diluted Earnings per Share from Continuing Operations to Diluted Earnings per Share from Continuing Operations, Excluding Certain Gains and Charges

						(Guidance Range) Year Ending March 31, 2012	
Years Ended March 31,	2007	2008	2009	2010	2011	Low	High
Diluted earnings per share from continuing operations	$ 1.92	$ 2.66	$ 3.12	$ 2.34	$ 2.93	$ 3.58	$ 3.73
Adjustments:							
Costs related to unsolicited takeover attempt	—	—	—	0.18	0.33	—	—
Losses on debt extinguishment	0.10	—	—	0.14	0.03	—	—
Multi-employer pension plan withdrawal charges	—	—	—	0.05	0.03	—	—
Income tax benefits	(0.02)	(0.01)	—	(0.03)	—	—	—
National Welders exchange transaction	—	0.03	—	—	—	—	—
One-time interest penalty	—	—	—	—	0.02	—	—
Business Support Center restructuring charges	—	—	—	—	—	0.17	0.17
Diluted earnings per share from continuing operations, excluding certain gains and charges	**$ 2.00**	**$ 2.68**	**$ 3.12**	**$ 2.68**	**$ 3.34**	**$ 3.75**	**$ 3.90**

Years Ended March 31,	2001	2002	2003	2004	2005	2006
Diluted earnings per share from continuing operations	$ 0.42	$ 0.69	$ 0.94	$ 1.07	$ 1.20	$ 1.62
Adjustments:						
Legal settlement	0.05	0.09	—	—	—	—
Restructuring charges (recovery)	0.04	—	0.03	(0.01)	—	—
Insurance gain	—	—	—	(0.02)	—	—
Fire losses	—	—	—	0.02	—	—
BOC acquisition integration costs	—	—	—	—	0.04	—
Employee separation costs	—	—	—	—	0.01	—
Hurricane losses	—	—	—	—	—	0.02
Asset impairments associated with equity affiliates	0.01	—	—	—	—	—
Diluted earnings per share from continuing operations, excluding certain gains and charges	**$ 0.52**	**$ 0.78**	**$ 0.97**	**$ 1.06**	**$ 1.25**	**$ 1.64**

The Company believes that adjusted diluted earnings per share from continuing operations, excluding certain gains and charges, provides investors meaningful insight into the Company's earnings performance without the impact of costs related to Air Products' unsolicited takeover attempt, losses on debt extinguishment, multi-employer pension plan withdrawal charges, income tax benefits, costs related to the National Welders exchange transaction, and the one-time interest penalty.

Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures.

It should be noted as well that our diluted earnings per share from continuing operations, excluding certain gains and charges metric may be different from diluted earnings per share from continuing operations, excluding certain gains and charges metrics provided by other companies.

Reconciliation of Non-GAAP Financial Measures (Unaudited) continued

AIRGAS, INC. AND SUBSIDIARIES

Reconciliation and Computation of Return on Capital

(In thousands)

Years Ended March 31,	2007	2008	2009	2010	2011
Operating income	$ 341,497	$ 475,824	$ 524,868	$ 399,598	$ 468,381
Add:					
Costs related to unsolicited takeover attempt	—	—	—	23,435	44,406
Multi-employer pension plan withdrawal charges	—	—	—	6,650	4,628
Adjusted operating income	**$ 341,497**	**$ 475,824**	**$ 524,868**	**$ 429,683**	**$ 517,415**
Five quarter average of total assets	$ 2,679,575	$ 3,710,066	$ 4,251,012	$ 4,434,239	$ 4,788,267
Five quarter average of securitized trade receivables	246,240	310,880	350,280	288,500	59,000
Five quarter average of current liabilities (exclusive of debt)	(354,622)	(423,266)	(459,322)	(424,454)	(498,618)
Five quarter average capital employed	**$ 2,571,193**	**$ 3,597,680**	**$ 4,141,970**	**$ 4,298,285**	**$ 4,348,649**
Return on capital	**13.3%**	**13.2%**	**12.7%**	**10.0%**	**11.9%**

The Company believes this return on capital computation helps investors assess how effectively the Company uses the capital invested in its operations. Management uses return on capital as one of the metrics for determining employee compensation. Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our return on capital computation may be different from return on capital computations provided by other companies. Quarterly averages used in the computation of return on capital above reflect the impact of material acquisitions as of their acquisition date.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

(In thousands)

Years Ended March 31,	2001	2007	2008	2009	2010	2011
Net cash provided by operating activities	$ 196,132	$ 326,343	$ 549,926	$ 582,767	$ 600,047	$ 275,301
Adjustments to cash provided by operating activities:						
Cash used (provided) by the securitization of trade receivables	(73,200)	(20,200)	(95,600)	48,600	16,400	295,000
Stock issued for employee stock purchase plan	5,630	11,951	14,091	16,507	15,428	14,997
Tax benefit realized from exercise of stock options	—	9,013	13,327	11,846	15,444	8,444
Cash expenditures related to unsolicited takeover attempt	—	—	—	—	963	23,427
Adjusted cash from operations	128,562	327,107	481,744	659,720	648,282	617,169
Capital expenditures	(65,910)	(238,274)	(267,378)	(351,912)	(252,828)	(256,030)
Adjustments to capital expenditures:						
Operating lease buyouts	2,854	9,509	979	5,575	1,687	9,893
Proceeds from sales of plant and equipment	—	8,685	9,345	14,360	14,466	15,844
Adjusted capital expenditures	(63,056)	(220,080)	(257,054)	(331,977)	(236,675)	(230,293)
Free cash flow	**$ 65,506**	**$ 107,027**	**$ 224,690**	**$ 327,743**	**$ 411,607**	**$ 386,876**
Increase in free cash flow 2001 to 2011						**$ 321,370**

The Company believes that free cash flow provides investors meaningful insight into the Company's ability to generate cash from operations, which is available for servicing debt obligations and for the execution of its business strategy, including acquisitions, the prepayment of debt, the payment of dividends, or to support other investing and financing activities. Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our free cash flow metric may be different from free cash flow metrics provided by other companies.

Reconciliation of Non-GAAP Financial Measures (Unaudited) continued

AIRGAS, INC. AND SUBSIDIARIES

Reconciliation of Net Earnings to Adjusted Net Earnings and increase in Adjusted Net Earnings

(In thousands)

Years Ended March 31,	2011	2010
Net earnings	$ 249,766	$ 196,300
Costs related to unsolicited takeover attempt, after tax	27,987	14,764
Loss on debt extinguishment, after tax	2,622	11,258
Multi-employer pension plan withdrawal charges, after tax	2,846	4,057
Income tax benefits	—	(2,192)
One-time interest penalty	1,657	—
Adjusted net earnings	$ 284,878	$ 224,187
Increase in adjusted net earnings	**27%**	

The Company believes that the increase in adjusted net earnings provides investors meaningful insight into the Company's earnings performance without the impact of costs related to Air Products' unsolicited takeover attempt, losses on debt extinguishment, multi-employer pension plan withdrawal charges, income tax benefits and the one-time interest penalty. Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our adjusted net earnings may be different from adjusted net earnings provided by other companies.

Airgas, Inc.

Twenty-Three Year Reconciliation of Operating Income to Adjusted EBITDA to Cash from Operations

(In thousands)

Years Ended March 31,	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998
Operating income	$ 15,958	$ 23,221	$ 17,286	$ 26,316	$ 34,367	$ 48,667	$ 72,600	$ 92,987	$ 80,480	$111,709
Add:										
Depreciation & amortization	11,147	17,387	21,158	23,420	28,042	30,571	36,868	45,762	64,428	82,227
Costs related to unsolicited takeover attempt	—	—	—	—	—	—	—	—	—	—
Multi-employer pension plan withdrawal charges	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	27,105	40,608	38,444	49,736	62,409	79,238	109,468	138,749	144,908	193,936
(Uses)/sources of cash excluded from adjusted EBITDA, included in cash from operations:										
Interest expense, net	(12,245)	(16,198)	(15,179)	(12,838)	(11,403)	(12,486)	(17,625)	(24,862)	(39,367)	(52,603)
Discount on securitization of receivables	—	—	—	—	—	—	—	—	—	—
Current income taxes	404	1,700	(599)	(3,591)	(5,653)	(7,838)	(12,345)	(17,654)	(20,012)	(16,502)
Other income (expense)	215	157	870	214	546	453	1,607	781	1,695	9,811
Equity in earnings of Elkem joint venture	1,415	1,435	2,009	2,019	(897)	(1,258)	(840)	(1,428)	(1,356)	(1,478)
(Gains)/losses on divestitures	—	—	—	—	—	—	(560)	—	—	(1,452)
(Gain)/losses on sale of PP&E	(32)	2	(715)	(76)	(292)	(63)	110	(12)	616	(504)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—
Income/(loss) on discontinued operations	—	—	—	—	—	—	—	—	478	(635)
Costs related to unsolicited takeover attempt	—	—	—	—	—	—	—	—	—	—
Multi-employer pension plan withdrawal charges	—	—	—	—	—	—	—	—	—	—
Other non-cash charges	260	308	252	250	—	—	—	—	3,930	11,422
Cash provided by (used in) changes in assets and liabilities	4,379	702	6,712	15,968	13,608	6,752	(2,030)	(6,948)	(14,801)	(13,548)
Net cash provided by operating activities	$ 21,501	$ 28,714	$ 31,794	$ 51,682	$ 58,318	$ 64,798	$ 77,785	$ 88,626	$ 76,091	$128,447

The Company believes adjusted EBITDA provides investors meaningful insight into the Company's ability to generate cash from operations to support required working capital, capital expenditures and financial obligations. Non-GAAP metrics should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our adjusted EBITDA metric may be different from adjusted EBITDA metrics provided by other companies. Certain reclassifications have been made to prior period financial statements to conform to the current presentation.

Reconciliation of Non-GAAP Financial Measures (Unaudited) continued

AIRGAS, INC. AND SUBSIDIARIES

1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
$112,607	$105,461	$106,728	$124,938	$156,336	$168,544	$202,454	$269,142	$341,497	$475,824	$524,868	$399,598	$ 468,381
83,839	85,262	82,796	71,757	79,279	87,447	111,078	127,542	147,343	189,775	220,795	234,949	250,518
—	—	—	—	—	—	—	—	—	—	—	23,435	44,406
—	—	—	—	—	—	—	—	—	—	—	6,650	4,628
196,446	190,723	189,524	196,695	235,615	255,991	313,532	396,684	488,840	665,599	745,663	664,632	767,933
(59,677)	(56,879)	(59,550)	(46,775)	(46,374)	(42,357)	(51,245)	(54,145)	(60,180)	(89,485)	(84,395)	(63,310)	(60,054)
—	—	(1,303)	(4,846)	(3,326)	(3,264)	(4,711)	(9,371)	(13,630)	(17,031)	(10,738)	(5,651)	—
(17,244)	(16,902)	(13,402)	4,546	(33,174)	(24,623)	(22,622)	(30,718)	(47,972)	(69,459)	(64,985)	(51,634)	(87,029)
29,491	18,625	1,324	5,987	2,132	1,472	1,129	2,411	1,556	1,454	(382)	1,332	1,958
(869)	—	—	—	—	—	—	—	—	—	—	—	—
(25,468)	(17,712)	(1,173)	(5,548)	241	—	(360)	1,900	—	—	—	—	—
(222)	(915)	502	405	(257)	(837)	(321)	(1,330)	39	714	(964)	3,014	976
—	—	—	—	—	—	—	—	15,445	16,629	20,635	22,868	23,669
(871)	(335)	(400)	(3,529)	(1,776)	(457)	464	(1,424)	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	(23,435)	(44,406)
—	—	—	—	—	—	—	—	—	—	—	(6,650)	(4,628)
—	458	2,281	1,068	—	—	—	—	—	—	—	—	—
(25,273)	(22,686)	78,329	95,691	33,931	17,865	(23,456)	42,038	(57,755)	41,505	(22,067)	58,881	(323,118)
$ 96,313	$ 94,377	$196,132	$243,694	$187,012	$203,790	$212,410	$346,045	$326,343	$549,926	$582,767	$600,047	$ 275,301

Corporate Information

AIRGAS, INC. AND SUBSIDIARIES

Corporate Office

259 North Radnor-Chester Road
Radnor, PA 19087-5283
Telephone: 800 255-2165
Fax: 610 687-1052

www.airgas.com

Financial Information

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed with or furnished to the Securities and Exchange Commission ("SEC") are available free of charge on the Company's website (www.airgas.com) under the "Investors" section. The Company makes these documents available as soon as reasonably practicable after they are filed with or furnished to the SEC, but no later than the end of the day on which they are filed with or furnished to the SEC. Request for copies of Airgas' publicly filed documents and other stockholder inquiries should be directed to:

Airgas, Inc.
Attention: Investor Relations
259 North Radnor-Chester Road
Radnor, PA 19087-5283
Telephone: 610 902-6256
Fax: 610 225-3271

E-mail: investors@airgas.com

Quarterly Stock Information

	High	Low	Dividends Per Share
Fiscal 2011			
First Quarter	$ 64.40	$ 59.79	$ 0.22
Second Quarter	68.04	62.04	0.25
Third Quarter	71.00	61.10	0.25
Fourth Quarter	66.78	60.87	0.29
Fiscal 2010			
First Quarter	$ 45.18	$ 34.46	$ 0.18
Second Quarter	50.21	37.44	0.18
Third Quarter	50.65	44.36	0.18
Fourth Quarter	65.71	42.26	0.22

Common Stock

Airgas' common stock is listed on the New York Stock Exchange under the ticker symbol ARG. The closing sale price of the Company's common stock as reported by the New York Stock Exchange on May 20, 2011 was $66.86 per share. As of May 20, 2011, there were 360 stockholders of record.

Independent Registered Public Accounting Firm

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

Transfer Agent

The Bank of New York Mellon
480 Washington Boulevard
Jersey City, NJ 07310-1900

Equal Opportunity at Airgas

Airgas is committed to providing equal opportunities in the workplace.

Forward-Looking Statements

All forward-looking statements are based on current expectations regarding important risk factors, which include, but are not limited to, the factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Annual Report.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct applicable to its employees, officers and directors. The Code of Ethics and Business Conduct is available on the Company's website, under the link "Corporate Governance" under "Company Information" and "About Airgas." Amendments to and waivers from the Code of Ethics and Business Conduct will also be disclosed promptly on the website. In addition, stockholders may request a printed copy of the Code of Ethics and Business Conduct, free of charge, by contacting the Company's Investor Relations department.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines as well as charters for its Audit Committee and Governance and Compensation Committee. These documents are available on the Company's website, as noted above. Stockholders may also request a copy of these documents, free of charge, by contacting the Company's Investor Relations department.

Certifications

The Company has filed certifications of its President and Chief Executive Officer and Senior Vice President and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for each of the years ended March 31, 2011, 2010 and 2009.

Design: Allemann Almquist & Jones
Writing: Catapult Communications
Major Photography: Robert Polett and Ed Wheeler
Printing: CRW Graphics



BOARD OF DIRECTORS

(from Left to Right)

Lee M. Thomas (1)(3)
Chairman and CEO
Rayonier, Inc.

David M. Stout (1)(3)(4)
Former President, Pharmaceuticals
GlaxoSmithKline

Ted B. Miller, Jr. (4)
President, 4M Investments, LLC

Ellen C. Wolf (2)
Senior VP and CFO
American Water

Peter McCausland (1)
CEO
Airgas, Inc.

John C. van Roden, Jr. (1)(2)(4)
Former EVP and Chief Financial Officer
P.H. Glatfelter Company

Paula A. Sneed (2)(3)
Former EVP Global Marketing
Resources & Initiatives
Kraft Foods

Robert L. Lumpkins (2)
Chairman, The Mosaic Company

John P. Clancy (4)
Chairman, Livingston International
Former Chairman, Maersk Inc.

James W. Hovey (3)(4)
President
The Fox Companies

(1) Executive Committee
(2) Audit Committee
(3) Governance and Compensation Committee
(4) Finance Committee

Airgas®

Airgas, Inc.
259 North Radnor-Chester Road
Radnor, PA 19087–5283
www.airgas.com


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FSC® C006741